2023 | ANNUAL REPORT |


Wolfspeed

LETTER TO SHAREHOLDERS FISCAL 2023

Fellow shareholders,

We entered fiscal 2023 with the belief that we had the right long-term strategy and team in place to further our position as a leading global semiconductor powerhouse and expand our applications to new and burgeoning end-markets. Fiscal 2023 has undoubtedly been a year of great change at Wolfspeed, and we have accomplished many of the objectives we set out for ourselves – and then some. What has not changed, however, is our vision. We steadfastly believe silicon carbide technology is the key to unlocking a new era of energy efficiency and, ultimately, changing the world for the better.

John Palmour, our late co-founder, helped pioneer this technology more than 35 years ago. As the original innovators in silicon carbide, our history of best-in-class technology and experience have generated incredible demand for our products, both for Materials and Power Devices. This year, we welcomed new partners into our ecosystem as they discovered how exactly silicon carbide is driving change. We penned partnerships with financial giants such as Apollo Global Management, premier silicon-based semiconductor suppliers such as Renesas Electronics Corporation, Tier 1 automotive suppliers such as BorgWarner and ZF, and best-in-class automotive OEMs such as Jaguar Land Rover and Mercedes Benz. These partnerships have one thing in common: a shared vision for a more sustainable future that is fueled by Wolfspeed..

While we've seen the immense demand on the horizon, even we were surprised at how quickly it has come. At our Investor Day in October 2022, I remarked that I hadn't seen growth like this in my over 35 years in the semiconductor industry. As I sit here today, almost a year later, I can say that the only change I've seen since then is that growth has accelerated even more.

This growth applied to not only the industry, but to Wolfspeed specifically; we continue to scale our business to meet the demand with our supply of Materials and Power Devices. The growth we've seen over the past year in both Wolfspeed and the industry writ large are illustrated by several accomplishments we saw in fiscal 2023:

• Beginning construction of The John Palmour Manufacturing Center for Silicon Carbide ("The JP") in Siler City, North Carolina. The JP will be the world's largest silicon carbide materials manufacturing facility and will increase Wolfspeed's Materials capacity by 10x.

• Announcing our intention to build the world's most advanced silicon carbide fabrication facility in Saarland, Germany with German Chancellor Olaf Scholz.

• Shipping the first product out of the Mohawk Valley Fab in Marcy, New York. The new, fully automated 200mm fab is the largest and world's only facility of its kind currently.

• Becoming the Official Power Semiconductor Partner to Jaguar TCS Racing, creating a rolling laboratory that translates innovation from race to road.

• Welcoming President Joe Biden to our Durham Headquarters as the kickoff of his "Invest in America" tour.

These significant accomplishments are only made possible by our hard working and dedicated team members who believe in our vision and the advancement of silicon carbide. Our ability to see how this technology would shape the world long before others gave us the competitive advantage to build a greenfield, vertically integrated facility footprint necessary to meet the unprecedented demand you read about today.

We do not see this demand – or Wolfspeed – slowing down anytime soon. We knew that to push Wolfspeed further, we needed to secure the funding necessary to expand our capacity and capitalize on this demand. We made great strides in this area of our business in fiscal 2023. Thanks in part to the partnerships I referenced earlier, we raised nearly $5 billion in investments from a combination of private fundraising, customer supply assurances, and the public markets. Our goal from the beginning has been to make the impossible, possible, and we're still in the midst of doing just that. The funding we've secured in fiscal 2023 will help us achieve our goals for fiscal year 2024, which include:

• Increasing our US capacity by ramping device production out of Mohawk Valley and completing phase 1 construction at the JP.

• Securing more of the Power Device market across automotive and industrial and energy, which we believe represents a $20 billion annual revenue opportunity by the end of this decade.

• Optimizing our operational efforts to improve our margins and scale our business to achieve our long-term targets.

• Adding experienced and passionate semiconductor talent at every level of our organization.

• Advancing the current capabilities of silicon carbide technology by leveraging our R&D and highly automated technology.

As we reflect on the past and look to the future, this year is marked by tremendous progress. Not only is silicon carbide becoming more common in everyday applications, with companies including Tesla, General Motors, Toyota, and Mercedes increasing their commitments to investing in long-range EVs, but Wolfspeed is taking its place on the national stage by leading the conversation.

We are excited to continue to lead the silicon carbide industry from superior silicon carbide crystal production all the way to the highest quality packaged devices. We look forward to updating you all on our work this upcoming year. Thank you all for your continued support.

Sincerely,



Gregg A. Lowe
President & CEO



FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 25, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-40863

WOLFSPEED, INC.
(Exact name of registrant as specified in its charter)

North Carolina	**56-1572719**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
4600 Silicon Drive	**27703**
Durham North Carolina	
(Address of principal executive offices)	**(Zip Code)**

(919) 407-5300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00125 par value	WOLF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of December 23, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was $8,966,673,467 (based on the closing sale price of $72.27 per share).

The number of shares of the registrant's Common Stock, $0.00125 par value per share, outstanding as of August 17, 2023 was 125,250,035.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held October 23, 2023 are incorporated by reference into Part III.

WOLFSPEED, INC.
FORM 10-K
For the Fiscal Year Ended June 25, 2023

TABLE OF CONTENTS



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Forward-Looking Information

Information set forth in this Annual Report on Form 10-K (this "Annual Report") contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). All information contained in this report relative to future markets for our products and trends in and anticipated levels of revenue, gross margins and expenses, as well as other statements containing words such as "believe," "project," "may," "will," "anticipate," "target," "plan," "estimate," "expect" and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business, economic and other risks and uncertainties, both known and unknown, and actual results may differ materially from those contained in the forward-looking statements. Any forward-looking statements we make are as of the date made, and except as required under the U.S. federal securities laws and the rules and regulations of the Securities and Exchange Commission (the SEC), we have no duty to update them if our views later change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Annual Report. Examples of risks and uncertainties that could cause actual results to differ materially from historical performance and any forward-looking statements include, but are not limited to, those described in "Risk Factors" in Item 1A of this Annual Report.

PART I

Item 1. *Business*

Overview

Wolfspeed, Inc. (Wolfspeed, we, our, or us) is an innovator of wide bandgap semiconductors, focused on silicon carbide and gallium nitride (GaN) materials and devices for power and radio-frequency (RF) applications. Our product families include silicon carbide and GaN materials, power devices and RF devices, and our products are targeted for various applications such as electric vehicles, fast charging, 5G, renewable energy and storage, and aerospace and defense.

Our materials products and power devices are used in electric vehicles, motor drives, power supplies, solar and transportation applications. Our materials products and RF devices are used in military communications, radar, satellite and telecommunication applications.

The majority of our products are manufactured at our production facilities located in North Carolina, California and Arkansas. We also use contract manufacturers for certain products and aspects of product fabrication, assembly and packaging. We maintain captive lines at some of our contract manufacturers. Additionally, we recently opened a silicon carbide device fabrication facility in New York and started construction on a new materials manufacturing facility in North Carolina. We operate research and development facilities in North Carolina, California, Arkansas, Arizona and New York.

Wolfspeed, Inc. is a North Carolina corporation established in 1987, and our headquarters are in Durham, North Carolina. For further information about our consolidated revenue and earnings, please see our consolidated financial statements included in Item 8 of this Annual Report.

Products

Silicon Carbide and GaN Materials

Our silicon carbide materials products consist of silicon carbide bare wafers, epitaxial wafers, and GaN epitaxial layers on silicon carbide wafers. Our silicon carbide materials are targeted for customers who use them to manufacture products for RF, power and other applications. Corporate, government and university customers also buy silicon carbide and GaN materials for research and development directed at RF and power devices.

Power Devices

Our power device products consist of silicon carbide Schottky diodes, metal oxide semiconductor field effect transistors (MOSFETs) and power modules. Our silicon carbide power products provide increased efficiency and faster switching speeds and as a result, reduced system size and weight over comparable silicon power devices. Power products are sold to customers and distributors for use in applications such as electric vehicles, including charging infrastructure, server power supplies, solar inverters, uninterruptible power supplies, industrial power supplies and other applications.

RF Devices

Our RF devices consist of GaN-based die, high-electron mobility transistors (HEMTs), monolithic microwave integrated circuits (MMICs), and laterally diffused MOSFET (LDMOS) power transistors that are optimized for next generation telecommunications infrastructure, military and other commercial applications. Our RF devices are made from silicon, silicon carbide and GaN and can provide improved efficiency, bandwidths and frequency of operation as compared to silicon or gallium arsenide (GaAs). We also provide custom die manufacturing for GaN HEMTs and MMICs that allow a customer to design its own custom RF circuits to be fabricated by us, or have us design and fabricate products that meet their specific requirements.

As discussed more fully in Note 17, "Subsequent Events," in our consolidated financial statements included in Item 8 of this Annual Report, on August 22, 2023, we entered into a definitive agreement (the RF Purchase Agreement) to sell certain assets comprising our RF products line (the RF Business) to MACOM Technology Solutions Holdings, Inc. (MACOM) for approximately $75 million in cash, subject to a customary purchase price adjustment, and 711,528 shares of MACOM common stock (the Shares), valued at $50 million based on the trailing average closing price for MACOM's common stock for the 30 trading days ending on August 21, 2023 (the RF Business Divestiture). We will retain certain pre-closing liabilities associated with the RF Business. In connection with the RF Business Divestiture, MACOM will assume control of the Company's 100mm gallium nitride wafer fabrication facility in Research Triangle Park, North Carolina (the RTP Fab) approximately two years following the closing of the transaction (the RTP Fab Transfer). The Company will continue to operate the RTP Fab and supply MACOM with Epi-wafers and fabrication services pursuant to a Master Supply Agreement (the RF MSA) between the date of the Closing and the date on which the RTP Fab Transfer is complete (RTP Fab Transfer Date). Prior to the RTP Fab Transfer Date, the Shares will be subject to restrictions on transfer and we will forfeit one-quarter of the Shares if the RTP Fab Transfer has not occurred by the fourth anniversary of the closing. The Company expects to close the transaction by the end of calendar 2023.

Research and Development

We invest significant resources in research and development. Our research and development activity includes efforts to:

- develop silicon carbide materials and fabrication technology for a 200mm platform;
- develop higher performance power and RF devices;
- increase the quality, performance and diameter of our substrate and epitaxial materials; and
- continually improve our manufacturing processes.

When our customers participate in funding our research and development programs, we recognize the amount funded as a reduction of research and development expenses to the extent that our customers' funding does not exceed our respective research and development costs. For further information about our research and development costs, see "Research and Development" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report.

Sales and Marketing

We have continued to make investments to expand our sales, marketing and technical applications support, as well as distribution capabilities to further enable new and existing customers to design and implement our silicon carbide and GaN materials, power, and RF technology into their products. We also have continued to make investments to promote and build market awareness of our Wolfspeed brand. Our sales, marketing and technical applications teams include personnel throughout North America, Asia and Europe.

Customers

In fiscal 2023, 2022 and 2021, we had two, two, and three customers that represented more than 10% of our consolidated revenue, respectively. These customers, in the aggregate, accounted for 35%, 38%, and 41% of our total consolidated revenue in fiscal 2023, 2022 and 2021, respectively. For further discussion regarding customer concentration, please see Note 16, "Concentrations of Risk," in our consolidated financial statements included in Item 8 of this Annual Report. The loss of any large customer could have a material adverse effect on our business and results of operations.

Distribution

A portion of our products are sold to distributors. Distributors stock inventory and sell our products to their own customer base, which may include: value added resellers, manufacturers who incorporate our products into their own manufactured goods and ultimate end users of our products. We also utilize third-party sales representatives who generally do not maintain a product inventory; instead, their customers place orders directly with us or through distributors.

Backlog

Our backlog at June 25, 2023 was approximately $2.9 billion, compared with a backlog of approximately $2.2 billion at June 26, 2022. Because of changes in a number of factors, including manufacturing lead times and customer order patterns, we do not believe that our backlog, as of any particular date, is necessarily indicative of actual revenue for any future period. Significant amounts of our backlog relate to agreements that extend past one year.

Our June 25, 2023 backlog contained $18.4 million of research contracts signed with the U.S. Government, all of which were appropriated as of the last day of fiscal 2023. Our June 26, 2022 backlog contained $20.0 million of research contracts signed with the U.S. Government, all of which were appropriated as of the last day of fiscal 2022. Our backlog could be adversely affected if the U.S. Government exercises its rights to terminate our government contracts.

Design-ins

Design-ins for the fiscal year ended June 25, 2023 were $8.3 billion, compared with design-ins of approximately $6.4 billion for the fiscal year ended June 26, 2022. For further information about our design-ins, see “Research and Development” in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of this Annual Report.

Manufacturing

We manufacture silicon carbide substrates, silicon carbide MOSFETs, Schottky diodes and power modules as well as GaN on silicon carbide RF devices and LDMOS power transistors. We utilize manufacturing facilities located in the United States in combination with assembly and test subcontractors throughout Asia. Manufacturing assets are managed together through one centralized organization to ensure we leverage scale in asset utilization, purchasing volumes, and overhead costs across the business.

Silicon carbide substrate manufacturing occurs in our highly complex materials factory and involves production of a bare wafer substrate with or without epitaxy. Our front-end processes occur in manufacturing facilities called "wafer fabs". These processes involve several hundred manufacturing steps required for imprinting silicon carbide wafers with the precise circuitry required for semiconductor devices to function. Back-end processes include the assembly, test and packaging of semiconductors to make them suitable for use and sale.

Yields in our manufacturing process can vary and are dependent upon multiple factors including product complexity and performance requirements as well as the maturity of the process. In order to maximize both yield and quality, we maintain in-line process monitoring and testing.

Our substrate and wafer fab manufacturing facilities are certified to ISO 9001, IATF 16949 (automotive), and ISO 14001 (environmental). Our silicon carbide device fabrication facility in Marcy, New York is certified to ISO 9001 and is in the process of being certified for IATF 16949 and ISO 140001.

ISO 9001 is the international standard that specifies requirements for a quality management system and focuses on the ability to consistently provide products and services that meet customer requirements. IATF 16949 is the highest international quality standard for the automotive industry. ISO 14001 is an internationally agreed upon standard for an environmental management system.

Sources of Raw Materials

We depend on a number of suppliers for certain raw materials, components and equipment used in manufacturing our products, including certain key materials and equipment used in critical stages of our manufacturing processes. In select cases, we have purchase contracts with suppliers in place to help ensure our supply. In other cases, we purchase items pursuant to discrete purchase orders. Our suppliers are located around the world and can be subject to constraints beyond our control that may limit supply. We believe our current supply of essential materials is sufficient to meet our needs. However, shortages have occurred from time to time and could occur again.

We are focused on forecasting demand with sufficient time necessary to secure raw materials that may have extended lead times and we continue to work with suppliers to develop purchase and capacity agreements that secure supply over extended time periods, including accommodating our suppliers' need for capital investment when needed.

We continue to experience higher prices on our raw materials as a result of inflation pressures, including base price increases and price surcharges. We have mitigated these increases by leveraging our growth to negotiate efficiencies and productivity-based cost reductions.

China recently announced an export restriction of gallium and germanium, two metals mined from the earth and used in the manufacturing of semiconductors and electronics. We do not purchase these metals directly. While we do purchase two products containing gallium, these products are not within the current export restrictions. We will continue to monitor our exposure but at this time we do not expect to be materially affected by China's current export restriction.

We have continued to be successful in managing through these current issues and have shown the ability to navigate through significant supply challenges, including multiple COVID-19 pandemic supply chain constraints and natural gas supply limitations forced upon some of our European suppliers. We believe our operations are currently not materially impacted by our ability to source raw materials, components and equipment used in manufacturing our products.

Competition

Silicon Carbide and GaN Materials

We have continued to maintain a well-established leadership position in the sale of silicon carbide wafer and silicon carbide and GaN epitaxy products. As market adoption of the technology grows with rapidly expanding power and RF device designs, we have experienced increased competition from companies such as Coherent, Inc., SiCrystal GmbH, IQE plc and Showa Denko K.K (now Resonac Holdings Corporation). We believe our leading technology and leveraged production scale position us to reliably supply production volumes to the device manufacturers in the market.

Power Devices

Our silicon carbide power devices compete with silicon carbide power semiconductor solutions offered by Infineon Technologies AG, ON Semiconductor Corporation, Rohm Co. Ltd., and ST Microelectronics, as well as an increasing number of smaller competitors. Our silicon carbide products also compete with silicon semiconductor devices offered by a variety of manufacturers. Our power products compete in the power semiconductor market on the basis of performance, reliability and overall system price.

RF Devices

Our RF devices compete with Ampleon Netherlands B.V., MACOM Technology Solutions Inc., BOWEI Integrated Circuits Co., Ltd., Mitsubishi Electric Corporation, NXP Semiconductor N.V., RFHIC, Qorvo, Inc. and Sumitomo Corporation, which all offer competing RF products and solutions. Our products also compete with a variety of companies offering silicon and GaAs-based products. Our products compete in the RF semiconductor market on the basis of reliability, performance, design predictability and overall system price.

Patents and Other Intellectual Property Rights

We believe it is important to protect our investment in technology by obtaining and enforcing intellectual property rights, including rights under patent, trademark, trade secret and copyright laws. We seek to protect inventions we consider significant by applying for patents in the United States and other countries when appropriate. We have also acquired, through license grants, purchases and assignments, rights to patents on inventions originally developed by others. As of June 25, 2023, we owned or were the exclusive licensee of 703 issued U.S. patents and approximately 1,282 foreign patents with various expiration dates extending up to 2048, with certain patents expiring in the near term. We do not consider our business to be materially dependent upon any one patent, and we believe our business will not be materially adversely affected by the expiration of any one patent. For proprietary technology that is not patented, we generally seek to protect the technology and related know-how and information as trade secrets by keeping confidential the information that we believe provides us with a competitive advantage. We attempt to create strong brands for our products and promote our products through trademarks that distinguish them in the market. We may license to our customers use of our trademarks in connection with the sale of our products, and we monitor for the proper and authorized use of our trademarks.

Licensing activities and lawsuits to enforce intellectual property rights, particularly patent rights, are a common aspect of the semiconductor industry, and we attempt to ensure respect for our intellectual property rights through appropriate actions. The breadth of our intellectual property rights and the extent to which they can be successfully enforced varies across jurisdictions. We both make and receive inquiries regarding possible patent infringements and possible violations of other intellectual property rights in the normal course of business. Depending on the circumstances, we may seek to negotiate a license or other acceptable resolution. If we are unable to achieve a resolution by agreement, we may seek to enforce our rights or defend our position through litigation. Patent litigation in particular is expensive and the outcome is often uncertain. We believe that the strength of our portfolio of patent rights is important in helping us resolve or avoid such disputes with other companies in our industry.

Governmental Regulation

We are subject to a variety of federal, state, local and foreign provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These include statutory and regulatory provisions under which we are responsible for the management of hazardous materials we use and the disposition of hazardous wastes resulting from our manufacturing processes. Failure to comply with such provisions could result in fines and other liabilities to the government or third parties, injunctions requiring us to suspend or curtail operations or other remedies, and could have a material adverse effect on our business.

Increasing public attention has been focused on the environmental impact of semiconductor manufacturing operations. We, along with the rest of the semiconductor industry, are subject to variable interpretations and governmental priorities concerning environmental laws and regulations.

We endorse and adhere to Environment, Health and Safety (EHS) standards for all our sites. It is our EHS goal to design and develop products safely, that realize energy efficiency, minimize environmental impacts, and have sustainable life cycles. In this manner, we are striving to continuously improve our EHS performance and reduce the overall impacts of our manufacturing processes. To further ensure that we can implement such standards, we are dedicated to:

- providing a safe and healthy work environment for our employees;
- complying with regulatory and other requirements;
- using natural resources, energy, and materials efficiently;
- substituting sustainable resources in place of non-renewable resources;
- reusing or recycling materials wherever technically possible and economically reasonable;
- minimizing waste and disposing of waste safely and responsibly;
- sourcing raw material responsibly;
- implementing specific measures to prevent and minimize hazards to humans; and the environment including pollution prevention; and
- consulting with and encouraging the participation of workers and workers' representatives, as applicable.

Our EHS management systems in our manufacturing facilities in Durham and Research Triangle Park, North Carolina and Morgan Hill, California are certified to ISO 14001:2015 for environmental management. The benefits of implementing environmental and safety management systems include improved risk management, cost savings, meeting external stakeholder expectations, ensuring compliance with environmental and occupational safety laws, and decreasing our environmental footprint through discovering new possibilities for energy, water and waste usage reductions.

We are also subject to import-export controls, tariffs and other trade-related regulations and restrictions in countries in which we have operations or otherwise do business. These controls, tariffs, regulations, and restrictions (including those related to, or affected by, United States-China relations, as discussed below in Item 1A, "Risk Factors," of this Annual Report) may have a material impact on our business, including our ability to sell products and to manufacture or source components.

Working Capital

For a discussion of our working capital practices, see "Liquidity and Capital Resources" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Annual Report.

Human Capital

Employees

As of June 25, 2023, we employed 4,802 regular full and part-time employees. We also employ individuals on a temporary full-time basis and use the services of contractors as necessary. Certain employees in various countries outside of the United States are subject to laws providing representation rights.

Employee Retention and Development

We believe that our future success largely depends upon our continued ability to identify, attract, motivate and retain qualified personnel. Core to our ability to attract and retain talent is our high-performance culture, which is based on our three central values of (1) safety, integrity and respect, (2) ownership and accountability, and (3) ingenuity and passion. We are committed to creating and sustaining a culture where all employees are engaged and can contribute to their full potential. We aim to provide our employees with competitive compensation, as well as opportunities for equity ownership and developmental programs that enable continued learning and growth. We endeavor to utilize recruiting practices that yield qualified and dedicated employees who are driven to achieve our vision.

We are committed to offering an environment in which employees are ensured equal job opportunities and have a chance for advancement. We also have initiatives in place to reduce our global employee turnover rates, which are monitored and reviewed quarterly. Our goal is to ensure employees can find development and career growth without having to leave Wolfspeed.

Compensation and Benefits

We are focused on offering competitive compensation and comprehensive benefit packages designed to promote the physical and emotional well-being and financial health of our employees. In addition to base pay, our total compensation package includes items such as bonuses, stock-based compensation, employee stock purchase plans and employee referral bonuses. Our benefits package includes employee learnings, health and welfare, tuition reimbursement, student loan repayment, several wellness and emotional support options, adoption assistance and a family care program. Additionally, we sponsor a 401(k) employee benefit plan for our U.S. based employees and we match a defined percentage of employee contributions.

Health and Safety

The safety, health, and overall well-being of our employees and contractors is integrated into the way we do business. We aim to provide a safe and healthy work environment through various measures, including accountability for health and safety performance with line management, setting acceptable levels of risk based on government regulation or industry best practice, and evaluating health and safety incidents to prevent recurrence, among other programs. We continue to maintain certain safety protocols and procedures put in place in response to the COVID-19 pandemic, including an extensively used 'work where it works' arrangement that allows employees who are able to perform their job duties from an off-campus location to continue to have the flexibility of working remotely full-time or part-time.

Diversity, Equity and Inclusion

We believe diversity, equity, and inclusion drives better business results and makes all of us better employees and people. We are striving to build an environment where inclusivity is real and active, rather than theoretical and static. We celebrate our employees’ differences and authenticity, and understand that diverse ideas, perspectives, thinking styles, and backgrounds produce higher quality decisions, enabling us to solve problems other companies consider to be impossible. Our efforts to foster a diverse and inclusive workplace include Employee Resources Groups, a Diversity, Equity and Inclusion leadership team that partners with our Human Resources department and various scholarship programs in our surrounding communities. We believe these initiatives help contribute to the development of future leaders, increased employee engagement and expanded market reach.

Available Information

Our website address is www.wolfspeed.com and our investor relations website is located at https://investor.wolfspeed.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, statements of changes in beneficial ownership and amendments to those reports are available for free on our investor relations website as soon as reasonably practicable after these are electronically filed with, or furnished to, the SEC. The contents of our website, including our investor relations website, is not incorporated by reference into this filing or any other report we file with or furnish to the SEC. We have no duty to update or revise any forward-looking statements in this Annual Report or in other reports filed with the SEC, whether as a result of new information, future events or otherwise, unless we are required to do so by law. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

Described below are various risks and uncertainties that may affect our business. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially and adversely affected.

Risk categories and certain principal risks under each category (each described more fully below):

- Risks related to our global operations, including global macroeconomic and market risks
  - Our business may be adversely affected by the state of the global economy, uncertainties in global financial markets, our ability, or our customers' or vendors' ability, to access funding, and possible trade tariffs and trade restrictions.
  - We are subject to risks related to international sales and purchases.
- Risks related to sales, product development and manufacturing
  - We face significant challenges managing our growth strategy.
  - Variations in our production could impact our ability to reduce costs and could cause our margins to decline and our operating results to suffer.
  - Our results of operations, financial condition and business could be harmed if we are unable to balance customer demand and capacity.
- Risks associated with our strategic transactions
  - If we fail to evaluate and execute strategic opportunities successfully, our business may suffer.
  - We are subject to a number of risks associated with the sale of the RF Business, and these risks could adversely impact our operations, financial condition and business.
- Risks associated with cybersecurity, intellectual property and litigation
  - We may be subject to confidential information theft or misuse, which could harm our business and results of operations.
  - There are limitations on our ability to protect our intellectual property.
- Risks related to legal, regulatory, accounting, tax and compliance matters
  - We may be required to recognize a significant charge to earnings if our goodwill or other assets become impaired.
  - The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance, vehicle range or other aspects of our products and the products in which they are utilized could impact the demand for our products.
- General risk factors
  - We may be required to recognize a significant charge to earnings if our goodwill or other assets become impaired.

Risks related to our global operations, including global macroeconomic and market risks

Our business may be adversely affected by the state of the global economy, uncertainties in global financial markets, our ability, or our customers' or vendors' ability, to access funding, and possible trade tariffs and trade restrictions.

Our operations and performance depend significantly on worldwide economic and geopolitical conditions. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition. For example, current global financial markets continue to reflect uncertainty, including recent bank failures in the United States, the ongoing military conflict between Russia and Ukraine and the COVID-19 pandemic. Given these uncertainties, there could be further disruptions to the global economy, financial markets and consumer confidence. If economic conditions deteriorate unexpectedly, our business and results of operations could be materially and adversely affected. For example, our customers, including our distributors and their customers, may experience difficulty obtaining the working capital and other financing necessary to support historical or projected purchasing patterns, which could negatively affect our results of operations.

Recent global economic slowdowns could continue and potentially result in certain economies dipping into economic recessions, including in the United States. Additionally, increased inflation around the world, including in the United States, applies pressure to our costs. Continued economic slowdowns or recessions and inflationary pressures could have a negative impact on our business, including decreased demand, increased costs, and other challenges. Government actions to address economic slowdowns and increased inflation, including increased interest rates, also could result in negative impacts to our growth.

General trade tensions between the United States and China continue, and any economic and political uncertainty caused by the United States tariffs imposed on goods from China, among other potential countries, and any corresponding tariffs or currency devaluations from China or such other countries in response, has negatively impacted, and may in the future negatively impact, demand and/or increase the cost for our products. Additionally, Russia's invasion of Ukraine in early 2022 triggered significant sanctions from the U.S. and European countries. Resulting changes in U.S. trade policy could trigger retaliatory actions by Russia, its allies and other affected countries, including China, resulting in a potential trade war. Furthermore, if the conflict between Russia and Ukraine continues for a prolonged period of time, or if other countries, including the U.S., become involved in the conflict, we could face significant adverse effects to our business and financial condition. For example, if our supply or customer arrangements are disrupted due to expanded sanctions or involvement of countries where we have operations or relationships, our business could be materially disrupted. Further, the use of cyberattacks could expand as part of the conflict, which could adversely affect our ability to maintain or enhance our cyber-security and data protection measures.

Although we believe we have adequate liquidity and capital resources to fund our operations for at least the next 12 months, we expect to need additional funding to fully complete all of our intended expansion initiatives, which we may seek to obtain through, among other avenues, government funding in both the United States or Europe, public or private equity offerings, and debt financings (which may involve retiring some of our existing debt). If unfavorable capital market conditions exist, we may not be able to raise sufficient capital on favorable terms and on a timely basis, if at all. If we issue equity or convertible debt securities to raise additional funds, our existing shareholders may experience dilution and the new equity or debt securities may have rights, preferences and privileges senior to those of our then-existing shareholders. If we incur additional debt, it may impose financial and operating covenants that could restrict the operations of our business. In a rising interest rate environment, debt financing will become more expensive and may have higher transactional and servicing costs. In addition, our existing indebtedness may limit our ability to obtain additional financing in the future. The potential inability to obtain adequate funding from debt or capital sources in the future could force us to self-fund strategic initiatives or even forego certain opportunities, which in turn could potentially harm our performance.

We are subject to risks related to international sales and purchases.

In fiscal 2023, 80% of our revenue was from outside the United States and we expect that revenue from international sales will continue to represent a significant portion of our total revenue. As such, a significant slowdown or instability in relevant foreign economies or lower investments in new infrastructure could have a negative impact on our sales. We also purchase a portion of the materials included in our products from overseas sources.

Our international sales and purchases are subject to numerous United States and foreign laws and regulations, including, without limitation, tariffs, trade sanctions, trade barriers, trade embargoes, regulations relating to import-export control, technology transfer restrictions, the International Traffic in Arms Regulation promulgated under the Arms Export Control Act, the Foreign Corrupt Practices Act and the anti-boycott provisions of the U.S. Export Administration Act. The U.S. Government has imposed, and in the future may impose, restrictions on shipments to some of our current customers. Government restrictions on sales to certain foreign customers will reduce company revenue and profit related to those customers in the short term and could have a potential long-term impact.

Our international sales are subject to variability as our selling prices become less competitive in countries with currencies that are declining in value against the U.S. Dollar and more competitive in countries with currencies that are increasing in value against the U.S. Dollar. In addition, our international purchases can become more expensive if the U.S. Dollar weakens against the foreign currencies in which we are billed. We may in the future enter into foreign currency derivative financial instruments in an effort to manage or hedge some of our foreign exchange rate risk. We may not be able to engage in hedging transactions in the future, and, even if we do, foreign currency fluctuations may still have a material adverse effect on our results of operations.

Our operations in foreign countries expose us to certain risks inherent in doing business internationally, which may adversely affect our business, results of operations or financial condition.

We have revenue, operations and contract manufacturing arrangements in foreign countries that expose us to certain risks. For example, fluctuations in exchange rates may affect our revenue, expenses and results of operations as well as the value of our assets and liabilities as reflected in our financial statements. We are also subject to other types of risks of doing business internationally, including the following:

- protection of intellectual property and trade secrets;
- tariffs, customs, trade sanctions, trade embargoes and other barriers to importing/exporting materials and products in a cost-effective and timely manner, or changes in applicable tariffs or custom rules;
- the burden of complying with and changes in United States or international taxation policies;
- timing and availability of export licenses;
- rising labor costs;
- disruptions in or inadequate infrastructure of the countries where we operate;
- the impact of public health epidemics on employees and the global economy, such as COVID-19;
- difficulties in collecting accounts receivable;
- difficulties in staffing and managing international operations; and
- the burden of complying with foreign and international laws and treaties.

For example, the United States has imposed significant tariffs on Chinese-made goods, which the Biden administration has largely left in place. The tariffs imposed on Chinese goods, among other potential countries and any corresponding tariffs from China or such other countries in response has, and may in the future, negatively impact demand and/or increase the costs for our products. In some instances, we have received and may continue to receive incentives from foreign governments to encourage our investment in certain countries, regions or areas outside of the United States. Government incentives may include tax rebates, reduced tax rates, favorable lending policies and other measures, some or all of which may be available to us due to our foreign operations. Any of these incentives could be reduced or eliminated by governmental authorities at any time or as a result of our inability to maintain minimum operations necessary to earn the incentives. Any reduction or elimination of incentives currently provided for our operations could adversely affect our business and results of operations. These same governments also may provide increased incentives to or require production processes that favor local companies, which could further negatively impact our business and results of operations.

Changes in regulatory, geopolitical, social, economic, or monetary policies and other factors may have a material adverse effect on our business in the future, or may require us to exit a particular market or significantly modify our current business practices. Abrupt political change, terrorist activity and armed conflict pose a risk of general economic disruption in affected countries, which could also result in an adverse effect on our business and results of operations.

Risks related to sales, product development and manufacturing

We face significant challenges managing our growth strategy.

Our potential for growth depends significantly on the adoption of our products within the markets we serve and for other applications, and our ability to affect this rate of adoption. In order to manage our growth and business strategy effectively relative to the uncertain pace of adoption, we must continue to:

- maintain, expand, construct and purchase adequate manufacturing facilities and equipment, as well as secure sufficient third-party manufacturing resources, to meet customer demand, including specifically the expansion of our silicon carbide capacity with the opening and ramping of a state-of-the-art, automated 200mm capable silicon carbide device fabrication facility in New York, an expansion of our materials factory in Durham, North Carolina, the construction of a new materials manufacturing facility in Siler City, North Carolina, and the planned construction of a new 200mm capable silicon carbide device fabrication facility in Saarland, Germany;
- meet our production capacity and delivery commitments to our customers, including those customers who provide us with capacity reservation deposits or similar payments;
- manage an increasingly complex supply chain (including managing the impacts of ongoing supply constraints in the semiconductor industry and meeting purchase commitments under take-or-pay arrangements with certain suppliers) that has the ability to supply an increasing number of raw materials, subsystems and finished products with the required specifications and quality, and deliver on time to our manufacturing facilities, our third-party manufacturing facilities, our logistics operations, or our customers;
- expand the skills and capabilities of our current management team;
- add experienced senior level managers and executives;

- attract and retain qualified employees;
- expand the capability of our information systems to support a more complex business, such as our current implementation of a new company-wide enterprise resource planning (ERP) system;
- be successful in securing design-ins across our end markets, including automotive applications;
- realize our expected local, state and federal government incentives, including capital investment reimbursements, property tax reimbursements and sales tax exemptions from state, county and local governments;
- confirm our eligibility for and receive the expected benefits from refundable income tax credits and capital grants through the U.S. CHIPS and Science Act of 2022 (the CHIPS Act), and receive and potentially sell any tax credits for which we may apply under the Inflation Reduction Act;
- access capital markets to fund our growth initiatives, including our ongoing and planned capacity expansions;
- expand research and development, sales and marketing, technical support, distribution capabilities, manufacturing planning and administrative functions;
- safeguard confidential information and protect our intellectual property;
- manage organizational complexity and communication; and
- execute, maintain and adjust the operational and financial controls that support our business.

While we intend to continue to focus on managing our costs and expenses, we expect to invest to support our growth and may have additional unexpected costs. Such investments take time to become fully operational, and we may not be able to expand quickly enough to exploit targeted market opportunities. In connection with our efforts to cost-effectively manage our growth, we have increasingly relied on contractors for production capacity, logistics support and certain administrative functions including hosting of certain information technology software applications. If our contract manufacturers (including those at which we maintain captive lines) or other service providers do not perform effectively, we may not be able to achieve the expected cost savings and may incur additional costs to correct errors or fulfill customer demand. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies, the loss of or damage to intellectual property through security breach, or an impact on employee morale. Our operations may also be negatively impacted if any of these contract manufacturers or other service providers do not have the financial capability to meet our growing needs.

There are also inherent execution risks in starting up a new factory or expanding production capacity, whether one of our own factories or that of our contract manufacturers, as well as risks to moving production to different contract manufacturers, that could increase costs and reduce our operating results. In the fourth quarter of fiscal 2022, we opened a new silicon carbide device fabrication facility in Marcy, New York to complement the materials factory expansion underway at our United States campus headquarters in Durham, North Carolina. We also commenced work on our new materials manufacturing facility in Siler City, North Carolina in the first quarter of fiscal 2023. The establishment and operation of a new manufacturing facility or expansion of an existing facility involves significant risks and challenges, some of which we have experienced and may experience in the future, including, but not limited to, the following:

- design and construction delays and cost overruns;
- issues in installing and qualifying new equipment and ramping production;
- poor production process yields and reduced quality control; and
- insufficient personnel with requisite expertise and experience to operate an automated silicon carbide device fabrication facility and a materials manufacturing facility.

We are also increasingly dependent on information technology to enable us to improve the effectiveness of our operations and to maintain financial accuracy and efficiency. Allocation and effective management of the resources necessary to successfully implement, integrate, train personnel and sustain our information technology platforms will remain critical to ensure that we are not subject to transaction errors, processing inefficiencies, loss of customers or suppliers, business disruptions or loss of or damage to intellectual property through a security breach in the near term. Additionally, we face these same risks if we fail to allocate and effectively manage the resources necessary to build, implement, upgrade, integrate and sustain appropriate technology infrastructure over the longer term.

Variations in our production could impact our ability to reduce costs and could cause our margins to decline and our operating results to suffer.

All of our products are manufactured using technologies that are highly complex. The number of usable items, or yield, from our production processes may fluctuate as a result of many factors, including but not limited to the following:

- variability in our process repeatability and control;
- contamination of the manufacturing environment;
- equipment failure, power outages, fires, flooding, information or other system failures or variations in the

manufacturing process;
- lack of consistency and adequate quality and quantity of piece parts, other raw materials and other bill of materials items;
- inventory shrinkage or human errors;
- defects in production processes (including system assembly) either within our facilities or at our suppliers; and
- any transitions or changes in our production process, planned or unplanned.

In the past, we have experienced difficulties in achieving acceptable yields on certain products, which has adversely affected our operating results. We may experience similar problems in the future, and we cannot predict when they may occur or their severity.

In some instances, we may offer products for future delivery at prices based on planned yield improvements or increased cost efficiencies from other production advances. Failure to achieve these planned improvements or advances could have a significant impact on our margins and operating results.

In addition, our ability to convert volume manufacturing to larger diameter substrates can be an important factor in providing a more cost-effective manufacturing process. We continue to prepare for production using 200mm substrates and if we are unable to make this transition in a timely or cost-effective manner, our results could be negatively impacted.

Our results of operations, financial condition and business could be harmed if we are unable to balance customer demand and capacity.

As customer demand for our products changes, we must be able to adjust our production capacity to meet demand. We are continually taking steps to address our manufacturing capacity needs for our products. Currently, we are focusing on increasing production capacity. If we are not able to increase our production capacity at our targeted rate, if there are unforeseen costs associated with increasing our capacity levels, or if we are unable to obtain advanced semiconductor manufacturing equipment in a timely manner, we may not be able to achieve our financial targets. We may be unable to build or qualify new capacity on a timely basis to meet customer demand and customers may fulfill their orders with one of our competitors instead. In addition, as we introduce new products and change product generations, we must balance the production and inventory of prior generation products with the production and inventory of new generation products, whether manufactured by us or our contract manufacturers, to maintain a product mix that will satisfy customer demand and mitigate the risk of incurring cost write-downs on the previous generation products, related raw materials and tooling. Significant or prolonged shortages or delivery delays of our products to our customers could delay their manufacturing and negatively impact our relationships with these customers.

Due to the proportionately high fixed cost nature of our business (such as facility costs), if demand does not materialize at the rate forecasted, we may not be able to scale back our manufacturing expenses or overhead costs quickly enough to correspond to the lower than expected demand. This could result in lower margins and adversely impact our business and results of operations. Additionally, if product demand decreases or we fail to forecast demand accurately, our results may be adversely impacted due to higher costs resulting from lower factory utilization, causing higher fixed costs per unit produced. Changes in product demand from our customers' forecasts may also cause variability in our supply costs if significant adjustments are needed to our forecasted or committed procurement and supply plans. Further, we may be required to recognize impairments on our long-lived assets or recognize excess inventory write-off charges, or excess capacity charges, which would have a negative impact on our results of operations.

With the opening of our new silicon carbide device fabrication facility in Marcy, New York, we will experience increased pressure on margins during the period when production begins but before the facility is at full utilization, and in the initial periods we expect these underutilization costs to be substantial as we ramp up the facility. Additionally, our large upfront investment in the facility, or any other new facility, to increase capacity does not guarantee we will need the capacity and we may experience lower than expected capacity once the facility is in production, which could result in further margin pressures.

In addition, our efforts to improve quoted delivery lead-time performance may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter revenue and operating results.

Our operating results are substantially dependent on the acceptance of new products.

Our future success may depend on our ability to deliver new, higher performing and/or lower cost solutions for existing and new markets and for customers to accept those solutions. The development of new products is a highly complex process, and we have in some instances experienced delays in completing the development, introduction and qualification of new products which has impacted our results in the past. Our research and development efforts are aimed at solving increasingly complex problems, and we do not expect that all our projects will be successful. The successful development, introduction and acceptance of new products depend on a number of factors, including the following:

- qualification and acceptance of our new product and systems designs, specifically entering into automotive applications which require even more stringent levels of qualification and standards;
- our ability to effectively transfer increasingly complex products and technology from development to manufacturing, including the transition to 200mm substrates;
- our ability to introduce new products in a timely and cost-effective manner;
- achievement of technology breakthroughs required to make commercially viable products;
- our ability to convert customer design-ins to sales of significant volume, and, if customer design-in activity does result in such sales, when such sales will ultimately occur and what the amount of such sales will be;
- the accuracy of our predictions for market requirements;
- our ability to predict, influence and/or react to evolving standards;
- acceptance of new technology in certain markets;
- our ability to protect intellectual property developed in new products;
- the availability of qualified research and development personnel;
- our timely completion of product designs and development;
- our ability to develop repeatable processes to manufacture new products in sufficient quantities, with the desired specifications and at competitive costs;
- our ability to secure volume purchase orders related to new products;
- our customers' ability to develop competitive products incorporating our products; and
- market acceptance of our products and our customers' products.

If any of these or other similar factors becomes problematic, we may not be able to deliver and introduce new products in a timely or cost-effective manner.

We face risks relating to our suppliers, including that we rely on a number of key sole source and limited source suppliers, are subject to high price volatility on certain commodity inputs, variations in parts quality, and raw material consistency and availability, and rely on independent shipping companies for delivery of our products.

We depend on a number of sole source and limited source suppliers for certain raw materials, components, services and equipment used in manufacturing our products, including key materials and equipment used in critical stages of our manufacturing processes. Although alternative sources generally exist for these items, qualification of many of these alternative sources could take up to six months or longer. Where possible, we attempt to identify and qualify alternative sources for our sole and limited source suppliers.

We generally purchase these sole or limited source items with purchase orders, and we have limited guaranteed supply arrangements with such suppliers, including take-or-pay arrangements and capacity reserve deposit agreements. Some of our sources can have variations in attributes and availability which can affect our ability to produce products in sufficient volume or quality. We do not control the time and resources that these suppliers devote to our business, and we cannot be sure that these suppliers will perform their obligations to us. Additionally, general shortages in the marketplace of certain raw materials or key components may adversely impact our business. In the past, we have experienced decreases in our production yields when suppliers have varied from previously agreed upon specifications or made other modifications we do not specify, which impacted our cost of revenue.

Additionally, the inability of our suppliers to access capital efficiently could cause disruptions in their businesses, thereby negatively impacting ours. This risk may increase from unpredictable and unstable changes in economic conditions, including recession, inflation, or other changes, which may negatively affect key suppliers or a significant number of our other suppliers. Any delay in product delivery or other interruption or variation in supply from these suppliers could prevent us from meeting commercial demand for our products. If we were to lose key suppliers, if our key suppliers were unable to support our demand for any reason or if we were unable to identify and qualify alternative suppliers, our manufacturing operations could be interrupted or hampered significantly.

We rely on arrangements with independent shipping companies for the delivery of our products from vendors and to customers both in the United States and abroad. The failure or inability of these shipping companies to deliver products or the unavailability of shipping or port services, even temporarily, could have a material adverse effect on our business. We may also be adversely affected by an increase in freight surcharges due to rising fuel costs, oil costs and added security.

In our fabrication process, we consume a number of precious metals and other commodities, which are subject to high price volatility and the potential impacts of increased inflation. Our operating margins could be significantly affected if we are not able to pass along price increases to our customers. In addition, production could be disrupted by the unavailability of the resources used in production such as water, silicon, electricity and gases. Future environmental regulations could restrict supply or increase the cost of certain of those materials.

We operate in industries that are subject to significant fluctuation in supply and demand and ultimately pricing, which affects our revenue and profitability.

The industries we serve are in different stages of adoption and are characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards and fluctuations in product supply and demand. The semiconductor industry is characterized by rapid technological change, high capital expenditures, short product life cycles and continuous advancements in process technologies and manufacturing facilities. As the markets for our products mature, additional fluctuations may result from variability and consolidations within the industry's customer base. These fluctuations have been characterized by lower product demand, production overcapacity, higher inventory levels and aggressive pricing actions by our competitors. These fluctuations have also been characterized by higher demand for key components and equipment used in, or in the manufacture of, our products resulting in longer lead times, supply delays and production disruptions. We have experienced these conditions in our business and may experience such conditions in the future, which could have a material negative impact on our business, results of operations or financial condition.

In addition, as we diversify our product offerings and as pricing differences in the average selling prices among our product lines widen, a change in the mix of sales among our product lines may increase volatility in our revenue and gross margin from period to period.

The markets in which we operate are highly competitive and have evolving technical requirements.

The markets for our products are highly competitive. In the semiconductor market, we compete with companies that have greater market share, name recognition, distribution and sales channels, and/or technical resources than we do. Competitors continue to offer new products with aggressive pricing, additional features and improved performance. Aggressive pricing actions by our competitors in our businesses could reduce margins if we are not able to reduce costs at an equal or greater rate than the sales price decline.

As competition increases, we need to continue to develop new products that meet or exceed the needs of our customers. Therefore, our ability to continually produce more efficient and lower cost power and RF products that meet the evolving needs of our customers will be critical to our success. Competitors may also try to align with some of our strategic customers. This could lead to lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations or financial condition.

We depend on a limited number of customers, including distributors, for a substantial portion of our revenue, and the loss of, or a significant reduction in purchases by, one or more of these customers could adversely affect our operating results.

We receive a significant amount of our revenue from a limited number of customers and distributors, two of which individually represented more than 10% of our consolidated revenue in fiscal 2023. Many of our customer orders are made on a purchase order basis, which does not generally require any long-term customer commitments. Therefore, these customers may alter their purchasing behavior with little or no notice to us for various reasons, including developing, or, in the case of our distributors, their customers developing, their own product solutions; choosing to purchase or distribute product from our competitors; incorrectly forecasting end market demand for their products; or experiencing a reduction in their market share in the markets for which they purchase our products. If our customers alter their purchasing behavior, if our customers' purchasing behavior does not match our expectations or if we encounter any problems collecting amounts due from them, our financial condition and results of operations could be negatively impacted.

Our revenue is highly dependent on our customers' ability to produce, market and sell more integrated products.

Our revenue depends on getting our products designed into a larger number of our customers' products and in turn, our customers' ability to produce, market and sell their products. For example, we have current and prospective customers that create, or plan to create, power and RF products or systems using our substrates, die, components or modules. Even if our customers are able to develop and produce products or systems that incorporate our substrates, die, components or modules, there can be no assurance that our customers will be successful in marketing and selling these products or systems in the marketplace.

Our results may be negatively impacted if customers do not maintain their favorable perception of our brands and products.

Maintaining and continually enhancing the value of our brands is critical to the success of our business. Brand value is based in large part on customer perceptions. Success in promoting and enhancing brand value depends in large part on our ability to provide high-quality products. Brand value could diminish significantly due to a number of factors, including adverse publicity about our products (whether valid or not), a failure to maintain the quality of our products (whether perceived or real), the failure of our products to deliver consistently positive consumer experiences, the products becoming unavailable to consumers or consumer perception that we have acted in an irresponsible manner. Damage to our brand, reputation or loss of customer confidence in our brand or products could result in decreased demand for our products and have a negative impact on our business, results of operations or financial condition.

If our products fail to perform or fail to meet customer requirements or expectations, we could incur significant additional costs, including costs associated with the recall of those items.

The manufacture of our products involves highly complex processes. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to replace or rework the products. In some cases, our products may contain undetected defects or flaws that only become evident after shipment and installation. Even if our products meet standard specifications, our customers may attempt to use our products in applications for which they were not designed or in products that were not designed or manufactured properly, resulting in product failures and creating customer satisfaction issues.

We have experienced product quality, performance or reliability problems from time to time and defects or failures may occur in the future. If failures or defects occur, they could result in significant losses or product recalls. A significant product recall could also result in adverse publicity, damage to our reputation and a loss of customer confidence in our products. We also may be the target of product liability lawsuits against us if the use of our products at issue is determined to have caused injury or contained a substantial product hazard.

We provide standard warranty periods of 90 days on our products, with longer periods under a limited number of customer contracts. Although we believe our reserves are appropriate, we are making projections about the future reliability of new products and technologies, and we may experience increased variability in warranty claims. Increased warranty claims could result in significant losses due to a rise in warranty expense and costs associated with customer support.

If we are unable to effectively develop, manage and expand our sales channels for our products, our operating results may suffer.

We sell a portion of our products to distributors, including a distributor that represented more than 10% of our revenue in fiscal 2023. We rely on distributors to develop and expand their customer base as well as to anticipate demand from their customers. If they are not successful, our growth and profitability may be adversely impacted. Distributors must balance the need to have enough products in stock in order to meet their customers' needs against their internal target inventory levels and the risk of potential inventory obsolescence. The risks of inventory obsolescence are especially relevant to technological products. The distributors' internal target inventory levels vary depending on market cycles and a number of factors within each distributor over which we have very little, if any, control. Distributors also have the ability to shift business to different manufacturers within their product portfolio based on a number of factors, including new product availability and performance. Similarly, we have the ability to add, consolidate, or remove distributors.

We typically recognize revenue on products sold to distributors when the item is shipped and title passes to the distributor (sell-in method). Certain distributors have limited rights to return inventory under stock rotation programs and have limited price adjustment rights for which we make estimates. We evaluate inventory levels in the distribution channel, current economic trends and other related factors in order to account for these factors in our judgments and estimates. As inventory levels and product return trends change or we make changes to our distributor roster, we may have to revise our estimates and incur additional costs, and our gross margins and operating results could be adversely impacted.

As a result of our continued expansion into new markets, we may compete with existing customers who may reduce their orders.

We continue to expand into new markets and new market segments. Many of our existing customers who purchase our silicon carbide substrate materials develop and manufacture devices, die and components using those wafers that are offered in the same power and RF markets. As a result, some of our current customers perceive us as a competitor in these market segments. In response, our customers may reduce or discontinue their orders for our substrate materials. This reduction in or discontinuation of orders could occur faster than our sales growth in these new markets, which could adversely affect our business, results of operations or financial condition.

Risks associated with our strategic transactions

If we fail to evaluate and execute strategic opportunities successfully, our business may suffer.

From time to time, including the present, we evaluate strategic opportunities available to us for product, technology or business transactions, such as business acquisitions, investments or capacity expansions, joint ventures, divestitures, or spin-offs. If we choose to enter into such strategic transactions, we face certain risks including:

- the inability to realize the expected benefits, both from a timing and amount perspective, from our ongoing and planned capacity expansions, including the construction of a new materials manufacturing facility in Siler City, North Carolina and the planned construction of a new 200mm capable silicon carbide device fabrication facility in Saarland, Germany;
- the failure of an acquired business, investee or joint venture to meet our performance and financial expectations;
- identification of additional liabilities relating to an acquired business;
- loss of customers due to perceived conflicts or competition with such customers or due to regulatory actions taken by governmental agencies;
- that we are not able to enter into acceptable contractual arrangements in connection with the transaction;
- difficulty integrating an acquired business's operations, personnel and financial and operating systems into our current business;
- that we are not able to develop and expand customer bases and accurately anticipate demand from end customers, which can result in increased inventory and reduced orders if we experience wide fluctuations in supply and demand;
- diversion of management attention;
- difficulty separating the operations, personnel and financial and operating systems of a spin-off or divestiture from our current business;
- the possibility we are unable to complete the transaction and expend substantial resources without achieving the desired benefit;
- the inability to obtain required regulatory agency approvals;
- reliance on a transaction counterparty for transition services for an extended period of time, which may result in additional expenses and delay the integration of the acquired business and realization of the desired benefit of the transaction;
- uncertainty of the financial markets or circumstances that cause conditions that are less favorable and/or different than expected; and
- expenses incurred to complete a transaction may be significantly higher than anticipated.

We may not be able to adequately address these risks or any other problems that arise from our prior or future acquisitions, investments, joint ventures, divestitures or spin-offs. Any failure to successfully evaluate strategic opportunities and address risks or other problems that arise related to any such business transaction could adversely affect our business, results of operations or financial condition.

We are subject to a number of risks associated with the sale of the RF Business, and these risks could adversely impact our operations, financial condition and business.

On August 22, 2023, we executed the RF Purchase Agreement with MACOM with respect to the RF Business Divestiture. We are subject to a number of risks associated with this transaction, including risks associated with:

- the failure to satisfy, on a timely basis or at all, the closing conditions set forth in the RF Purchase Agreement, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions;
- the separation of the RF Business, and related information technology, from the businesses we are retaining and the operation of our retained business without the RF Business;
- issues, delays or complications in completing required transition activities to allow the RF Business to operate under MACOM after the closing, including incurring unanticipated costs to complete such activities;
- unfavorable reaction to the sale by customers, competitors, suppliers and employees;
- the disruption to and uncertainty in our business and our relationships with our customers, including attempts by our customers to terminate or renegotiate their relationships with us or decisions by our customers to defer or delay purchases from us;
- difficulties in hiring, retaining and motivating key personnel during this process or as a result of uncertainties generated by this process or any developments or actions relating to it;
- the diversion of our management's attention away from the operation of the business we are retaining;
- the need to incur significant transaction costs in connection with the transaction, regardless of whether it is completed;
- the restrictions on and obligations with respect to our business set forth in the RF Purchase Agreement and, following closing, the RF MSA and the transition services agreement, in each case between us and MACOM;
- the need to provide transition services in connection with the transaction, which may result in the diversion of resources and focus; and
- our failure to realize the full purchase price anticipated under the RF Purchase Agreement, including due to fluctuations in the market price of MACOM's common stock before we are able to sell the Shares following the RTP Fab Transfer and the forfeiture of one-quarter of the Shares in the event that the RTP Fab Transfer is not completed within four years following the closing of the transaction.

As a result of these risks, we may be unable to realize the anticipated benefits of the transaction, including the total amount of cash we expect to realize. Our failure to realize the anticipated benefits of the transaction would adversely impact our operations, financial condition and business and could limit our ability to pursue additional strategic transactions.

We are subject to a number of risks associated with the sale of our former LED Products segment, and these risks could adversely impact our operations, financial condition and business.

On March 1, 2021, we completed the sale of our former LED Products segment to SMART Global Holdings, Inc. (SGH) pursuant to the Asset Purchase Agreement dated October 18, 2020 (the LED Purchase Agreement). We are subject to a number of risks associated with this transaction, including risks associated with:

- the restrictions on and obligations with respect to our business set forth in the Wafer Supply Agreement between us and CreeLED; and
- any required payments of indemnification obligations under the LED Purchase Agreement for retained liabilities and breaches of representations, warranties or covenants.

As a result of these risks, we may be unable to realize the anticipated benefits of the transaction. Our failure to realize the anticipated benefits of the transaction would adversely impact our operations, financial condition and business and could limit our ability to pursue additional strategic transactions.

We are subject to risks associated with the sale of our former Lighting Products business unit, and these risks could adversely impact our financial condition.

On May 13, 2019, we closed the sale of our former Lighting Products business unit to IDEAL Industries, Inc. (IDEAL). We are subject to risks associated with this transaction, including risks associated with any required payments of indemnification obligations under the Purchase Agreement with IDEAL for retained liabilities and breaches of representations, warranties or covenants.

As a result, we may be unable to realize the anticipated benefits of the transaction. Our failure to realize the anticipated benefits of the transaction would adversely impact our financial condition and could limit our ability to pursue additional strategic transactions.

Risks associated with cybersecurity, intellectual property and litigation

We may be subject to confidential information theft or misuse, which could harm our business and results of operations.

We face attempts by others to gain unauthorized access to our information technology systems on which we maintain proprietary and other confidential information and such attempts may increase in terms of frequency and severity in light of the sanctions imposed on Russia in response to its invasion of Ukraine. Our security measures may be breached as the result of industrial or other espionage actions of outside parties, employees, employee error, malfeasance or otherwise, and as a result, an unauthorized party may obtain access to our systems. The risk of a security breach or disruption, particularly through cyber-attacks, ransomware, or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as cyber-attacks have become more prevalent and harder to detect and fight against. Additionally, outside parties may attempt to access our confidential information through other means, for example by fraudulently inducing our employees to disclose confidential information. We actively seek to prevent, detect and investigate any unauthorized access, which sometimes occurs and is usually not recognized until after it has occurred. To date, we do not believe that such unauthorized access has caused us any material damage. We might be unaware of any such access or unable to determine its magnitude and effects. We are also at risk of security breaches and disruptions occurring at third parties that we work with, including our customers and suppliers. In addition, these threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures. The theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an incident could adversely affect our competitive position, result in a loss of confidence in the adequacy of our threat mitigation and detection processes and procedures, cause us to incur significant costs to remedy the damage caused by the incident, divert management's attention and other resources, and reduce the value of our investment in research and development. In addition, the increased prevalence of employees working from home may exacerbate the aforementioned cybersecurity risks. Our business could be subject to significant disruption and we could suffer monetary or other losses.

Our disclosure controls and procedures address cybersecurity and include elements intended to ensure that there is an analysis of potential disclosure obligations arising from security breaches. In addition, we are subject to data privacy, protection and security laws and regulations, including the European General Data Protection Act (GDPR) that governs personal information of European persons. We also maintain compliance programs to address the potential applicability of restrictions against trading while in possession of material, nonpublic information generally and in connection with a cyber-security breach. However, a breakdown in existing controls and procedures around our cyber-security environment may prevent us from detecting, reporting or responding to cyber incidents in a timely manner and could have a material adverse effect on our financial position and value of our stock.

There are limitations on our ability to protect our intellectual property.

Our intellectual property position is based in part on patents owned by us and patents licensed to us. We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with U.S. and certain foreign patent authorities.

Our existing patents are subject to expiration and re-examination and we cannot be sure that additional patents will be issued on any new applications around the covered technology or that our existing or future patents will not be successfully contested by third parties. Also, because issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents, or patents issued to others and licensed to us, will provide significant commercial protection, especially as new competitors enter the market.

We periodically discover products that are counterfeit reproductions of our products or that otherwise infringe on our intellectual property rights. The actions we take to establish and protect trademarks, patents and other intellectual property rights may not be adequate to prevent imitation of our products by others, and therefore, may adversely affect our sales and our brand and result in the shift of customer preference away from our products. Further, the actions we take to establish and protect trademarks, patents and other intellectual property rights could result in significant legal expense and divert the efforts of our technical personnel and management, even if the litigation or other action results in a determination favorable to us.

We also rely on trade secrets and other non-patented proprietary information relating to our product development and manufacturing activities. We try to protect this information through appropriate efforts to maintain its secrecy, including requiring employees and third parties to sign confidentiality agreements. We cannot be sure that these efforts will be successful or that the confidentiality agreements will not be breached. We also cannot be sure that we would have adequate remedies for any breach of such agreements or other misappropriation of our trade secrets, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Litigation could adversely affect our operating results and financial condition.

We are often involved in litigation, primarily patent litigation, such as our patent dispute with The Trustees of Purdue University, as discussed further in Note 15, "Commitments and Contingencies," in our consolidated financial statements included in Item 8 of this Annual Report. Defending against existing and potential litigation will likely require significant attention and resources and, regardless of the outcome, result in significant legal expenses, which could adversely affect our results unless covered by insurance or recovered from third parties. If our defenses are ultimately unsuccessful or if we are unable to achieve a favorable resolution, we could be liable for damage awards that could materially affect our results of operations and financial condition.

Where necessary, we may initiate litigation to enforce our patent or other intellectual property rights, which could adversely impact our relationship with certain customers. Any such litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations. Moreover, there is no assurance that we will be successful in any such litigation.

Our business may be impaired by claims that we, or our customers, infringe the intellectual property rights of others.

Vigorous protection and pursuit of intellectual property rights characterize our industry. These traits have resulted in significant and often protracted and expensive litigation. Litigation to determine the validity of patents or claims by third parties of infringement of patents or other intellectual property rights could result in significant legal expense and divert the efforts of our technical personnel and management, even if the litigation results in a determination favorable to us. In the event of an adverse result in such litigation, we could be required to pay substantial damages; indemnify our customers; stop the manufacture, use and sale of products found to be infringing; incur asset impairment charges; discontinue the use of processes found to be infringing; expend significant resources to develop non-infringing products or processes; or obtain a license to use third party technology.

There can be no assurance that third parties will not attempt to assert infringement claims against us, or our customers, with respect to our products. In addition, our customers may face infringement claims directed to the customer's products that incorporate our products, and an adverse result could impair the customer's demand for our products. We have also promised certain of our customers that we will indemnify them in the event they are sued by our competitors for infringement claims directed to the products we supply. Under these indemnification obligations, we may be responsible for future payments to resolve infringement claims against them.

From time to time, we receive correspondence asserting that our products or processes are or may be infringing patents or other intellectual property rights of others. If we believe the assertions may have merit or in other appropriate circumstances, we may take steps to seek to obtain a license or to avoid the infringement. We cannot predict, however, whether a license will be available; that we would find the terms of any license offered acceptable; or that we would be able to develop an alternative solution. Failure to obtain a necessary license or develop an alternative solution could cause us to incur substantial liabilities and costs and to suspend the manufacture of affected products.

Risks related to legal, regulatory, accounting, tax and compliance matters

We may be required to recognize a significant charge to earnings if our goodwill or other assets become impaired.

Goodwill and other assets are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors that may indicate that the carrying value of our goodwill may not be recoverable include a significant decline in our stock price and market capitalization and slower growth rates in our industry. For other assets such as finite-lived intangible assets and fixed assets, we assess the recoverability of the asset balance when indicators of potential impairment are present. The recognition of a significant charge to earnings in our consolidated financial statements resulting from any impairment of our goodwill or other assets could adversely impact our results of operations.

The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance, vehicle range or other aspects of our products and the products in which they are utilized could impact the demand for our products.

The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance, vehicle range or other aspects of our products and the products in which they are utilized or integrated may impact the demand for our products. For example, efforts to change, eliminate or reduce industry or regulatory standards could negatively impact our business. These constraints may be eliminated or delayed by legislative action, which could have a negative impact on demand for our products. Our ability and the ability of our competitors to meet evolving government and/or industry requirements could impact competitive dynamics in the market.

Changes in our effective tax rate or the ability to obtain future tax credits may affect our results and financial condition.

Our future effective tax rates and our ability to obtain future tax credits may affect our results and financial condition due to a number of factors, including:

- the jurisdiction in which profits are determined to be earned and taxed;
- potential changes in tax laws or alterations in the interpretation of such tax laws and changes in generally accepted accounting principles, for example interpretations and U.S. regulations issued as a result of the significant changes to the U.S. tax law included within the Tax Cuts and Jobs Act of 2017 (the TCJA), the Coronavirus Aid, Relief and Economic Security Act of 2020 and the Inflation Reduction Act (the IRA);
- changes in available tax credits, including the eligibility for or the receipt of the expected benefits from refundable investment tax credits obtained through the CHIPS Act;
- the implementation of international tax and profit shifting rules in countries in which we operate, as recommended by the Organization for Economic Co-operation and Development's Base Erosion, including the establishment of a minimum tax of 15% on global income;
- the resolution of issues arising from tax audits with various authorities;
- changes in the valuation of our deferred tax assets and liabilities;
- the ongoing restructuring of our existing legal entities, including the restructuring of our Luxembourg holding company;
- adjustments to estimated taxes upon finalization of various tax returns;
- increases in expenses not deductible for tax purposes, including impairment of goodwill in connection with acquisitions;
- the recognition and measurement of uncertain tax positions;
- variations in realized tax deductions for certain stock-based compensation awards (such as non-qualified stock options and restricted stock) from those originally anticipated; and
- the repatriation of non-U.S. earnings for which we have not previously provided for taxes or any changes in legislation that may result in these earnings being taxed, regardless of our decision regarding repatriation of funds. For example, the TCJA included a one-time tax on deemed repatriated earnings of non-U.S. subsidiaries.

Any significant increase or decrease in our future effective tax rates could impact net (loss) income for future periods. In addition, the determination of our income tax provision requires complex estimations, significant judgments and significant knowledge and experience concerning the applicable tax laws. To the extent our income tax liability materially differs from our income tax provisions due to factors, including the above, which were not anticipated at the time we estimated our tax provision, our net (loss) income or cash flows could be affected.

Failure to comply with applicable environmental laws and regulations worldwide could harm our business and results of operations.

The manufacturing, assembling and testing of our products require the use of hazardous materials that are subject to a broad array of environmental, health and safety laws and regulations. Our failure to comply with any of these applicable laws or regulations could result in regulatory penalties, fines, legal liabilities and the forfeiture of certain tax benefits; suspension of production; alteration of our fabrication, assembly and test processes; and curtailment of our operations or sales.

In addition, our failure to manage the use, transportation, emission, discharge, storage, recycling or disposal of hazardous materials could subject us to significant costs or future liabilities. Existing and future environmental laws and regulations could also require us to acquire pollution abatement or remediation equipment, modify our product designs or incur other expenses, such as permit costs, associated with such laws and regulations. Many new materials that we are evaluating for use in our operations may be subject to regulation under existing or future environmental laws and regulations that may restrict our use of one or more of such materials in our manufacturing, assembly and test processes or products. Any of these restrictions could harm our business and results of operations by increasing our expenses or requiring us to alter our manufacturing processes.

New climate change laws and regulations could require us to change our manufacturing processes or procure substitute raw materials that may cost more or be more difficult to procure. Various jurisdictions in which we do business have implemented, or in the future could implement or amend, restrictions on emissions of carbon dioxide or other greenhouse gases, limitations or restrictions on water use, regulations on energy management and waste management, and other climate change-based rules and regulations, which may increase our expenses and adversely affect our operating results. We expect increased worldwide regulatory activity relating to climate change in the future. Future compliance with these laws and regulations may adversely affect our business and results of operations.

Our results could vary as a result of the methods, estimates and judgments that we use in applying our accounting policies, including changes in the accounting standards to be applied.

The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on our results (see “Critical Accounting Estimates” in Item 7, "Management’s Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations or financial condition, such as the change in estimated useful lives of certain assets applied in the first quarter of fiscal 2022.

Likewise, our results may be impacted due to changes in the accounting standards to be applied, such as the changes in convertible debt recognition requirements.

Regulations related to conflict-free minerals may force us to incur additional expenses.

Rules adopted by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act impose annual disclosure and reporting requirements for those companies who may use “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in their products. We may face challenges with government regulators, our customers and our suppliers if we are unable to sufficiently verify that the metals used in our products are conflict free. Our most recent disclosure regarding our due diligence was filed on May 31, 2023 for calendar year 2022.

General risk factors

We have outstanding debt which could materially restrict our business and adversely affect our financial condition, liquidity and results of operations.

As of June 25, 2023, our indebtedness consisted of $575.0 million aggregate principal amount of our 1.75% convertible senior notes due May 1, 2026 (the 2026 Notes), $750.0 million aggregate principal amount of our 0.25% convertible senior notes due February 15, 2028 (the 2028 Notes), $1,750.0 million aggregate principal amount of our 1.875% convertible senior notes due December 1, 2029 (the 2029 Notes) (collectively, the Outstanding Convertible Notes) and $1,250.0 million aggregate principal amount of senior secured notes due 2030 (the 2030 Senior Notes). In addition, on July 5, 2023, we entered into an Unsecured Customer Refundable Deposit Agreement (the “CRD Agreement”) with Renesas Electronics America Inc. (“Renesas America”) pursuant to which Renesas America provided the Company an initial deposit in an aggregate principal amount of $1 billion with a commitment to provide additional deposits in an aggregate principal amount of up to an additional $1 billion at our discretion in calendar year 2024, in connection with our entry into a wafer supply agreement with Renesas Electronics Corporation, an affiliate of Renesas America. Our ability to pay interest and repay the principal for any outstanding indebtedness under the Outstanding Convertible Notes, the 2030 Senior Notes and the CRD Agreement (if applicable) is dependent upon our ability to manage our business operations and generate sufficient cash flows to service such debt. There can be no assurance that we will be able to manage any of these risks successfully.

The level of our outstanding debt may adversely affect our operating results and financial condition by, among other things:

- increasing our vulnerability to downturns in our business, to competitive pressures and to adverse general economic and industry conditions;
- requiring the dedication of an increased portion of our expected cash flows from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures, research and development and stock repurchases;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- placing us at a competitive disadvantage compared to our peers that may have less indebtedness than we have by limiting our ability to borrow additional funds needed to operate and grow our business; and
- increasing our interest expense if interest rates increase.

The Indenture governing the 2030 Senior Notes (the 2030 Senior Notes Indenture) includes a liquidity maintenance financial covenant requiring us to have an aggregate amount of unrestricted cash and cash equivalents maintained in accounts over which the trustee and collateral agent for the 2030 Senior Notes has been granted a perfected first lien security interest of at least

$500,000,000 as of the last day of any calendar month, which amount will be reduced over time upon the fulfillment of certain conditions. In addition, the 2030 Senior Notes Indenture contains certain restrictions that could limit our ability to, among other things: incur additional indebtedness, dispose of assets, create liens on assets, make acquisitions or engage in mergers or consolidations, and engage in certain transactions with our subsidiaries and affiliates. The 2030 Senior Notes Indenture also requires us to make an offer to repurchase the 2030 Senior Notes with 100% of the net cash proceeds of certain non-ordinary course asset sales and casualty events, subject to the ability to reinvest the proceeds of such casualty events and asset sales (subject to certain limitations), or upon a change of control. The Indentures governing the Outstanding Convertible Notes (the Convertible Notes Indentures) require us to repurchase the Outstanding Convertible Notes upon certain fundamental changes relating to our common stock, and also prohibit our consolidation, merger, or sale of all or substantially all of our assets except with or to a successor entity assuming our obligations under the Indentures. The CRD Agreement contains certain restrictions on our ability to incur debt and liens, consummate non-arm's-length transactions with affiliates, mergers and consolidations whereby obligations under the CRD Agreement are not assumed, and change the nature of our business. The restrictions imposed by the 2030 Senior Notes Indenture, the Convertible Notes Indentures, and the CRD Agreement could limit our ability to plan for or react to changing business conditions, or could otherwise restrict our business activities and plans.

Our ability to comply with the provisions of the 2030 Senior Notes Indenture, the Convertible Notes Indentures, and the CRD Agreement may also be affected by events beyond our control and if any of these restrictions or terms is breached, it could lead to an event of default under the 2030 Senior Notes, the Outstanding Convertible Notes, and the CRD Agreement. A default, if not cured or waived, may permit acceleration of our indebtedness. In addition, our lenders could terminate their commitments to make further loans under the 2030 Senior Notes Indenture or the CRD Agreement. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds to pay the accelerated indebtedness or that we will have the ability to refinance accelerated indebtedness on terms favorable to us or at all.

The capped call transactions may not prevent dilution of our common stock upon conversion of the 2028 Notes or the 2029 Notes.

In connection with the pricing of the 2028 Notes and the 2029 Notes, we entered into privately negotiated capped call transactions with the option counterparties. The capped call transactions are expected generally to reduce the potential dilution to our common stock upon any conversion of the 2028 Notes and 2029 Notes and/or offset any potential cash payments we are required to make in excess of the principal amount of the converted 2028 Notes and 2029 Notes, as the case may be, upon conversion of the 2028 Notes and 2029 Notes. If, however, the market price per share of our common stock, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions (currently $212.04 for the 2028 Notes and $202.538 for the 2029 Notes), there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions.

Catastrophic events and disaster recovery may disrupt business continuity.

A disruption or failure of our systems or operations in the event of a natural disaster or severe weather event, including, but not limited to, earthquakes, wildfires, droughts, flooding, tornadoes, hurricanes or tsunamis, health pandemic, such as an influenza outbreak within our workforce, or man-made catastrophic event could cause delays in completing sales, continuing production or performing other critical functions of our business, particularly if a catastrophic event were to occur at our primary manufacturing locations or our subcontractors' locations. Global climate change could result in certain natural disasters occurring more frequently or with greater intensity. Any of these events could severely affect our ability to conduct normal business operations and, as a result, our operating results could be adversely affected. There may also be secondary impacts that are unforeseeable as well, such as impacts to our customers, which could cause delays in new orders, delays in completing sales or even order cancellations.

In order to compete, we must attract, motivate and retain key employees, and our failure to do so could harm our results of operations.

Hiring and retaining qualified executives, scientists, engineers, technical staff, sales personnel and production personnel is critical to our business, and competition for experienced employees in our industry can be intense. As a global company, this issue is not limited to the United States, but includes our other locations such as Europe and Asia. For example, there is substantial competition for qualified and capable personnel, particularly experienced engineers and technical personnel, which may make it difficult for us to recruit and retain qualified employees. If we are unable to staff sufficient and adequate personnel at our facilities, we may experience lower revenue or increased manufacturing costs, which would adversely affect our results of operations.

To help attract, motivate and retain key employees, we use benefits such as stock-based compensation awards. If the value of such awards does not appreciate, as measured by the performance of the price of our common stock or if our stock-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain and motivate employees could be weakened, which could harm our business and results of operations.

Our stock price may be volatile.

Historically, our common stock has experienced substantial price volatility, particularly as a result of significant fluctuations in our revenue, earnings and margins over the past few years, and variations between our actual financial results and the published expectations of analysts. For example, the closing price per share of our common stock on the New York Stock Exchange ranged from a low of $39.48 to a high of $122.07 during the twelve months ended June 25, 2023. If our future operating results or margins are below the expectations of stock market analysts or our investors, our stock price will likely decline.

Speculation and opinions in the press or investment community about our strategic position, financial condition, results of operations or significant transactions can also cause changes in our stock price. In particular, competition in some of the markets we address such as electric vehicles and 5G, the ramp up of our business, and the effect of tariffs or COVID-19 on our business, may have a dramatic effect on our stock price.

Additionally, actions taken by the option counterparties in the capped call transactions entered into in connection with the 2028 Notes and the 2029 Notes may affect our stock price, including the potential modifications of their hedge positions by entering into or unwinding various derivatives with respect to our common stock.

We are exposed to fluctuations in the market value of our investment portfolio and in interest rates, and therefore, impairment of our investments or lower investment income could harm our earnings.

We are exposed to market value and inherent interest rate risk related to our investment portfolio. We have historically invested portions of our available cash in fixed interest rate securities such as high-grade corporate debt, commercial paper, municipal bonds, certificates of deposit, government securities and other fixed interest rate investments. The primary objective of our cash investment policy is preservation of principal. However, these investments are generally not Federal Deposit Insurance Corporation insured and may lose value and/or become illiquid regardless of their credit rating.

From time to time, we have also made investments in public and private companies that engage in complementary businesses.

We may be subject to volatility and uncertainty in customer demand, supply chains, worldwide economies and financial markets resulting from the COVID-19 pandemic or other outbreak of infectious disease or similar public health threat.

We have significant manufacturing operations in the United States and contract manufacturing agreements in Asia, which were affected by the COVID-19 pandemic and the measures to try to contain it. We initially experienced some limited disruptions in supply from some of our suppliers, although the disruptions to date have not been significant. At some of our contract manufacturers in Asia, which include captive lines and contract packaging facilities, we have experienced, and may experience in the future, some disruptions in supply from containment measures.

Restrictions on access to our manufacturing facilities or on our support operations or workforce, or similar limitations for our vendors and suppliers, and restrictions or disruptions of transportation, such as reduced availability of air transport, port closures, and increased border controls or closures in connection with the COVID-19 pandemic or future outbreaks of infectious diseases or similar public health events could limit our ability to meet customer demand, lead to increased costs and have a material adverse effect on our financial condition and results of operations.

The COVID-19 pandemic has significantly increased economic and demand uncertainty. These uncertainties also make it more difficult for us to assess the quality of our product order backlog and to estimate future financial results. The COVID-19 pandemic initially caused an economic slowdown, and the continued spread of COVID-19 and its variants or future outbreaks of infectious diseases or similar public health events could contribute to or exacerbate a global economic slowdown or recession, which could have a material adverse effect on demand for our products and on our financial condition and results of operations.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the state courts of North Carolina will be the sole and exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees or agents.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for all litigation relating to our internal affairs, including without limitation (i) any derivative action or proceeding brought on behalf of Wolfspeed, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Wolfspeed to Wolfspeed or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the North Carolina Business Corporation Act (the NCBCA), our restated articles of incorporation, as amended, or our amended and restated bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of our restated articles of incorporation, as amended, or our amended and restated bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, shall be the state courts of North Carolina, or if such courts lack jurisdiction, a federal court located within the State of North Carolina, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Any such action filed in a North Carolina state court shall be designated by the party filing the action as a mandatory complex business case. In any such action where the NCBCA specifies the division or county wherein the action must be brought, the action shall be brought in such division or county. Our amended and restated bylaws also provide that, notwithstanding the foregoing, (x) the provisions described above will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and (y) unless we consent in writing to the selection of an alternative forum, the federal district courts shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action against Wolfspeed or any director, officer, employee, or agent of Wolfspeed and arising under the Securities Act.

If a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Our corporate headquarters, primary research and development operations, and primary manufacturing operations are located within our Durham, North Carolina facilities that we own, which sits on 141 acres of owned land.

Our products are also produced at owned manufacturing facilities located in Research Triangle Park (RTP), North Carolina and Marcy, New York and at leased facilities in Morgan Hill, California and Fayetteville, Arkansas. Our RTP facility sits on 55 acres of owned land and our Marcy, New York facility sits on 55 acres of leased land.

In addition, we recently purchased an existing facility in Farmers Branch, Texas, which will be used for materials production, and are in the process of constructing two new materials manufacturing facilities in North Carolina, including our materials manufacturing facility in Siler City, North Carolina which sits on 446 acres of owned land.

Some of our products are also produced at contract manufacturing facilities throughout Asia. We maintain captive lines at some of our contract manufacturers.

We also maintain sales and support offices in leased office premises in North America, Asia, and Europe.

Details on our significant owned and leased facilities as of June 25, 2023 are as follows:

Location	Principal Use	Approximate square footage
Owned Facilities		
Durham, North Carolina - Silicon Drive Site	Administrative, Production and R&D	1,054,000
Marcy, New York	Production	560,000
Research Triangle Park, North Carolina	Production	189,000
Leased Facilities		
Morgan Hill, California	Production	84,000
Fayetteville, Arkansas	R&D/Production	40,000

Item 3. ***Legal Proceedings***

The information required by this item is set forth under Note 15, “Commitments and Contingencies,” in our consolidated financial statements included in Item 8 of this Annual Report and is incorporated herein by reference.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***
Common Stock Market Information

Our common stock is traded on the New York Stock Exchange under the trading symbol WOLF. There were 231 holders of record of our common stock as of August 17, 2023. Holders of record are defined as those shareholders whose shares are registered in their names in our stock records and do not include beneficial owners of common stock whose shares are held in the names of brokers, dealers or clearing agencies.

Stock Performance Graph

The following information in this Item 5 of this Annual Report is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

The following graph and related table compare the cumulative total return on our common stock with the cumulative total returns of the Nasdaq Composite Index and the Philadelphia Semiconductor Index, assuming an investment of $100.00 on June 24, 2018 and the reinvestment of dividends.


$400
$350
$300
$250
$200
$150
$100
$50
$0
6/24/2018
6/30/2019
6/28/2020
6/27/2021
6/26/2022
6/25/2023
Wolfspeed, Inc.
Nasdaq Composite Index
Philadelphia Semiconductor Index

	6/24/2018	6/30/2019	6/28/2020	6/27/2021	6/26/2022	6/25/2023
Wolfspeed, Inc.	$100.00	$117.88	$121.15	$206.86	$149.81	$103.74
Nasdaq Composite Index	100.00	105.24	129.57	192.09	156.35	183.37
Philadelphia Semiconductor Index	100.00	108.74	145.86	249.32	211.77	277.14

Sale of Unregistered Securities

Other than as previously reported in our Current Reports on Form 8-K, there were no unregistered securities sold during fiscal 2023.

Dividends

In the past, we have not declared or paid cash dividends on our common stock. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. Any future determinations to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and capital requirements, restrictions that may be imposed by applicable law and our indebtedness, and other factors deemed relevant by our board of directors.

Item 6. Reserved

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Executive Summary

The following discussion is designed to provide a better understanding of our audited consolidated financial statements and notes thereto, including a brief discussion of our business and products, key factors that impacted our performance and a summary of our operating results. The following discussion should be read in conjunction with our consolidated financial statements included in Item 8 of this Annual Report. Historical results and percentage relationships among any amounts in the financial statements are not necessarily indicative of trends in operating results for any future periods. Unless otherwise noted, the following information and discussion relates to our continuing operations.

Industry Dynamics and Trends

There are a number of industry factors that affect our business which include, among others:

- *Supply Constraints.* The semiconductor industry has experienced supply constraints for certain items. While we have successfully managed through challenges relating to obtaining certain necessary raw materials and production and processing equipment thus far, and have continued to see supply availabilities and lead times stabilize across many direct materials, we expect the supply situation for certain items to remain tight for at least the next few quarters. In addition, the ongoing military conflict between Russia and Ukraine may further exacerbate supply constraints. The current high demand for our products has also led to supply constraints for our customers. We are working closely with our customer base to best match our supply to their demand. We have taken steps to provide continuity to our customers to the extent possible, including entering into purchase agreements and providing customer reserve deposits with our suppliers to secure future supply to us, although we expect that our production capacity constraints as we continue to bring additional capacity online may continue to limit our shipments to our customers in the near term.
- *Overall Demand for Products and Applications Using Our Wolfspeed Materials and Devices*. Our potential for growth depends significantly on the continued adoption of silicon carbide and GaN materials and device products in the power and RF markets, the continued use of silicon devices in the RF telecommunications market and our ability to win new designs for these applications. Demand also fluctuates based on various domestic and global economic and market cycles, continuously evolving industry supply chains, trade and tariff terms, and inflationary impacts, as well as evolving competitive dynamics in each of the respective markets. These uncertainties make demand difficult to forecast for us and our customers. For example, decreasing consumer or industrial demand as a result of an economic slowdown or recession may lead our customers to delay designing in our products. Over the past six months, we have been seeing softening demand for our RF products but significantly higher demand for our power products. We believe the increased demand for our power products reflects the value that the industry places on a transition to silicon carbide materials and devices while also evidencing the growing global focus on adopting higher efficiency energy solutions, including electric vehicle and related technologies. We believe these trends could have a significant positive impact on revenues in future periods as we increase capacity to meet this increased demand, but in the short and near term we expect to face production capacity constraints while we continue to work to bring additional capacity online.
- *Intense and Constantly Evolving Competitive Environment.* Competition in the industries we serve is intense. Many companies have made significant investments in product development, production equipment and production facilities. To remain competitive, market participants must continuously increase product performance, reduce costs and develop improved ways to serve their customers. To address these competitive pressures, we have invested in new production facilities, as well as research and development activities to support new product development, lower product costs and deliver higher levels of performance to differentiate our products in the market. In addition, we invest in systems, people and new processes to improve our ability to deliver a better overall experience for our customers. Market participants often undertake pricing strategies to gain or protect market share, increase the utilization of their production capacity and open new applications in the power and RF markets we serve.
- *Governmental Trade and Regulatory Conditions*. Our potential for growth, as with most multi-national companies, depends on a balanced and stable trade, political, geopolitical, economic and regulatory environment among the countries where we do business. Changes in trade policy, such as the imposition or extension of tariffs or export bans to specific customers or countries, including China's recently announced export restriction of gallium and germanium, two metals used in the manufacturing of semiconductors and electronics, could reduce or limit demand, or increase the cost of production, of our products in certain markets.
- *Technological Innovation and Advancement.* Innovations and advancements in materials, power, and RF technologies continue to expand the potential commercial application for our products. However, new technologies or standards could emerge or improvements could be made in existing technologies that could reduce or limit the demand for our products in certain markets.

- *Intellectual Property Issues.* Market participants rely on patented and non-patented proprietary information relating to product development, manufacturing capabilities and other core competencies of their business. Protection of intellectual property is critical. Therefore, steps such as additional patent applications, confidentiality and non-disclosure agreements, as well as other security measures are generally taken. To enforce or protect intellectual property rights, litigation or threatened litigation is common.

Fiscal 2023 Overview

The following is a summary of our financial results for the year ended June 25, 2023:

- Our year-over-year revenue increased by $175.7 million to $921.9 million.
- Gross margin decreased to 30.3% from 33.4%. Gross profit increased to $279.5 million from $249.3 million.
- Operating loss from continuing operations was $380.6 million in fiscal 2023 compared to $247.8 million in fiscal 2022.
- Diluted loss per share from continuing operations was $2.65 in fiscal 2023 compared to $2.46 in fiscal 2022.
- Combined cash, cash equivalents and short-term investments increased to $2,954.9 million at June 25, 2023 from $1,198.8 million at June 26, 2022.
- Long-term debt, net, including convertible notes, was $4,175.1 million at June 25, 2023 and $1,021.6 million at June 26, 2022. As discussed further below and in Note 10, "Long-term Debt," in our consolidated financial statements in Item 8 of this Annual Report, we sold $1,750.0 million aggregate principal amount of 2029 Notes in the second quarter of fiscal 2023 and $1,250.0 million aggregate principal amount of 2030 Senior Notes in the fourth quarter of fiscal 2023.
- Net cash used in operating activities of continuing operations was $142.6 million in fiscal 2023 compared to $154.2 million in fiscal 2022.
- Purchases of property and equipment, net were $800.3 million (net of $155.5 million in reimbursements) in fiscal 2023 compared to $505.9 million (net of $139.0 million in reimbursements) in fiscal 2022.
- Design-ins were $8.3 billion in fiscal 2023 compared to $6.4 billion in fiscal 2022.

Business Outlook

We believe we are uniquely positioned as an innovator in the global semiconductor industry. The strength of our balance sheet provides us the ability to invest in our business, as indicated by our new state-of-the-art, automated 200mm silicon carbide device fabrication facility in Marcy, New York, where we recently started revenue generating production. In addition, an expansion of our materials factory at our U.S. campus headquarters in Durham, North Carolina, the construction of a new materials manufacturing facility in Siler City, North Carolina, and the recently announced plan to construct a new silicon carbide device fabrication facility in Saarland, Germany are all expected to increase our production capacity.

We are primarily focused on investing in our business to expand the scale, further develop the technologies, and accelerate the growth opportunities of silicon carbide materials, silicon carbide power devices and modules. We believe these efforts will support our goals of delivering higher revenue and shareholder returns over time.

In addition, we are focused on improving the number of usable items in a production cycle (yield) as our manufacturing technologies become more complex. Despite increased complexities in our manufacturing processes, we believe we are in a position to improve yield levels to support our future growth, particularly as we transition more production to our new silicon carbide device fabrication facility in Marcy, New York.

We believe we have the ability to navigate the current environment while maintaining our capital expenditure plans to support future growth to meet long-term demand, which demand in the short-term and mid-term appears to be ahead of the industry's supply capabilities. Our expansion plans to increase supply include the continued build out of our new facility in New York, the construction of additional production capacity in North Carolina and the planned construction of a new silicon carbide device fabrication facility in Saarland, Germany. For fiscal 2024, we target approximately $2.0 billion of net capital investment.

Design-ins

Design-ins are customer commitments to purchase our products and are one of the factors we use to forecast long-term demand and future revenue. To meet the qualification of a design-in, the customer provides us with documentation (e.g., a letter of intent, statement of work or developmental contract) that can include details such as the expected delivery timeline, estimated price, necessary capacity and required support. A design-in, even with a formal commitment, does not always convert to future revenue for a variety of reasons, including, but not limited to, the customer delaying or abandoning the project, capacity constraints, timeline challenges, and/or technology changes. Therefore, management uses the design-in amount as a guide to forecast future demand but it should not be taken as an absolute indicator of future revenue.

Results of Operations

Selected consolidated statement of operations data for the years ended June 25, 2023, June 26, 2022 and June 27, 2021 is as follows:

	Fiscal Years Ended					
	June 25, 2023		June 26, 2022		June 27, 2021	
(in millions of U.S. Dollars, except share data)	**Amount**	**% of Revenue**	**Amount**	**% of Revenue**	**Amount**	**% of Revenue**
Revenue, net	**$921.9**	**100.0 %**	**$746.2**	**100.0 %**	**$525.6**	**100.0 %**
Cost of revenue, net	642.4	69.7 %	496.9	66.6 %	361.0	68.7 %
Gross profit	**279.5**	**30.3 %**	**249.3**	**33.4 %**	**164.6**	**31.3 %**
Research and development	225.4	24.4 %	196.4	26.3 %	177.8	33.8 %
Sales, general and administrative	235.3	25.5 %	203.5	27.3 %	181.6	34.6 %
Factory start-up costs	160.2	17.4 %	70.0	9.4 %	8.0	1.5 %
Amortization or impairment of acquisition-related intangibles	10.9	1.2 %	13.6	1.8 %	14.5	2.8 %
Abandonment of long-lived assets	—	— %	—	— %	73.9	14.1 %
Loss (gain) on disposal or impairment of other assets	2.0	0.2 %	(0.3)	— %	1.6	0.3 %
Other operating expense	26.3	2.9 %	13.9	1.9 %	21.1	4.0 %
Operating loss	**(380.6)**	**(41.3)%**	**(247.8)**	**(33.2)%**	**(313.9)**	**(59.7)%**
Non-operating (income) expense, net	(52.1)	(5.7)%	38.3	5.1 %	26.3	5.0 %
Loss before income taxes	**(328.5)**	**(35.6)%**	**(286.1)**	**(38.3)%**	**(340.2)**	**(64.7)%**
Income tax expense	1.4	0.2 %	9.0	1.2 %	1.1	0.2 %
Net loss from continuing operations	**(329.9)**	**(35.8)%**	**(295.1)**	**(39.5)%**	**(341.3)**	**(64.9)%**
Net income (loss) from discontinued operations	—	— %	94.2	12.6 %	(181.2)	(34.5)%
Net loss	**(329.9)**	**(35.8)%**	**(200.9)**	**(26.9)%**	**(522.5)**	**(99.4)%**
Net income attributable to noncontrolling interest	—	— %	—	— %	1.4	0.3 %
Net loss attributable to controlling interest	**($329.9)**	**(35.8)%**	**($200.9)**	**(26.9)%**	**($523.9)**	**(99.7)%**
Basic and diluted loss per share						
Continuing operations	($2.65)		($2.46)		($3.04)	
Net loss attributable to controlling interest	($2.65)		($1.67)		($4.66)	

Revenue

Revenue was comprised of the following:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**	**2022 to 2023**		**2021 to 2022**	
Power Products	$408.9	$276.4	$132.8	$132.5	48 %	$143.6	108 %
Materials Products	$349.3	$295.5	$241.6	$53.8	18 %	$53.9	22 %
RF Products	$163.7	$174.3	$151.2	($10.6)	(6)%	$23.1	15 %
Revenue	$921.9	$746.2	$525.6	$175.7	24 %	$220.6	42 %

The increase in revenue for fiscal 2023 compared to fiscal 2022 was primarily due to growth in our power product line, where we increased production capacity to meet strong demand. Increased production capacity for our materials product line also contributed to increased revenues, partially offset by decreased revenues for our RF product line as a result of softening demand.

The increase in revenue for fiscal 2022 compared to fiscal 2021 was primarily due to increased demand across all of our product lines, as well as increased production capacity for our power and materials product lines to meet the strong demand during the period.

Gross Profit and Gross Margin

Gross profit and gross margin were as follows:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**	**2022 to 2023**		**2021 to 2022**	
Gross profit	$279.5	$249.3	$164.6	$30.2	12 %	$84.7	51 %
Gross margin	30 %	33 %	31 %				

The increase in gross profit for fiscal 2023 compared to fiscal 2022 was primarily due to increased revenues in our power and materials product lines, partially offset by decreased revenue in our RF product line, increased production costs, unfavorable product mix and higher stock-based compensation costs.

The decrease in gross margin for fiscal 2023 compared to fiscal 2022 was primarily due to increased production costs and unfavorable product mix. These impacts were partially offset by a gross margin improvement in the current period resulting from realizing the full impact of our early fiscal 2022 change in estimate to increase our expected useful lives of certain machinery and equipment assets to more closely reflect the estimated economic lives of those assets.*

* The change in our expected useful lives was applied in the first quarter of fiscal 2022 but had limited impact on that period's gross profit and gross margin because the majority of the impact in the first quarter of fiscal 2022 resulted in a reduction of inventory.

The increase in gross profit for fiscal 2022 compared to fiscal 2021 was primarily due to increased revenues in the current period and lower production costs, including the impact of increasing the expected useful lives of certain machinery and equipment assets to more closely reflect the estimated economic lives of those assets. The increase in gross margin for fiscal 2022 compared to fiscal 2021 was primarily due to the same factors as the increase to gross profit, partly offset by product mix.

As explained further below, the operating costs of each of our new facilities will largely be reflected in cost of revenue, net once such facility reaches revenue generating production. During the period when production begins, but before the facility is at its expected utilization level, we expect some of the costs to operate the facility will not be absorbed into the cost of inventory. We expect that these costs will be substantial as we ramp up the facility to the expected or normal utilization level. The costs incurred to operate the facility in excess of the costs absorbed into inventory are referred to as underutilization costs and are expensed as incurred to cost of revenue, net. We expect gross profit and gross margin to be significantly impacted in future periods from these underutilization costs in connection with our new facility construction and expansion projects, the costs of which to date have solely been expensed as factory start-up costs.

Research and Development

Research and development expenses include costs associated with the development of new products, enhancements of existing products and general technology research. These costs consisted primarily of employee salaries and related compensation costs, occupancy costs, consulting costs and the cost of development equipment and supplies. Research and development costs also include developing supporting technologies for expansion of our new silicon carbide device fabrication facility in Marcy, New York.

Research and development expenses were as follows:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**	**2022 to 2023**		**2021 to 2022**	
Research and development	$225.4	$196.4	$177.8	$29.0	15 %	$18.6	10 %
Percent of revenue	24 %	26 %	34 %				

The increases in research and development expenses were primarily due to our continued investment in our silicon carbide and GaN technologies, including the development of existing silicon carbide materials and fabrication technology for next generation platforms and expansion of our power and RF product portfolio.

Our research and development expenses vary significantly from year to year based on a number of factors, including the timing of new product introductions and the number and nature of our ongoing research and development activities.

Sales, General and Administrative

Sales, general and administrative (SG&A) expenses are comprised primarily of costs associated with our sales and marketing personnel and our executive and administrative personnel (for example, finance, human resources, information technology and legal) and consist of salaries and related compensation costs; consulting and other professional services (such as litigation and other outside legal counsel fees, audit and other compliance costs); marketing and advertising expenses; facilities and insurance costs; and travel and other costs.

SG&A expenses were as follows:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**	**2022 to 2023**		**2021 to 2022**	
Sales, general and administrative	$235.3	$203.5	$181.6	$31.8	16 %	$21.9	12 %
Percent of revenue	26 %	27 %	35 %				

The increase in SG&A expenses in fiscal 2023 compared to fiscal 2022 was primarily due to increased salaries and benefits from increased headcount, including incentive based stock-based compensation, as well as increases in professional services, sponsorship, and travel costs.

The increase in SG&A expenses in fiscal 2022 compared to fiscal 2021 was primarily due to increased salaries and benefits from increased headcount, including incentive based stock-based compensation, as well as increased consulting, legal and travel costs, partially offset by a decrease in costs related to transition services incurred in the first half of fiscal 2021 in connection with the sale of our former Lighting Products business unit.

Factory Start-up Costs

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**	**2022 to 2023**		**2021 to 2022**	
Factory start-up costs	$160.2	$70.0	$8.0	$90.2	129 %	$62.0	775 %

Factory start-up costs relate to expanding our production footprint to support expected growth. Increases in all periods presented are primarily due to the progression of construction and start-up of our new silicon carbide device fabrication facility in Marcy, New York, the start of construction on our new materials manufacturing facility in Siler City, North Carolina and the materials expansion activities at our Durham, North Carolina location.

Factory start-up costs relate to facilities that have not yet started revenue generating production. When a new facility begins revenue generating production, the operating costs of that facility previously expensed as start-up costs will instead be primarily expensed as part of the cost of the production within the cost of revenue, net line item in our statement of operations. For example, our new silicon carbide device fabrication facility in Marcy, New York began revenue generating production at the end of fiscal 2023 and the costs of this facility will be primarily reflected in cost of revenue, net in future periods.

Amortization or Impairment of Acquisition-Related Intangibles

As a result of our acquisitions, we have recognized various amortizable intangible assets, including customer relationships, developed technology and non-compete agreements.

Amortization of intangible assets related to our acquisitions was as follows:

	Fiscal Years Ended			**Year-Over-Year Change**			
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**	**2022 to 2023**		**2021 to 2022**	
Customer relationships	$6.1	$6.1	$6.1	$—	— %	$—	— %
Developed technology	4.8	5.4	5.4	(0.6)	(11)%	—	— %
Non-compete agreements	—	2.1	3.0	(2.1)	(100)%	(0.9)	(30)%
Total	$10.9	$13.6	$14.5	($2.7)	(20)%	($0.9)	(6)%

Amortization of acquisition-related intangible assets decreased in all periods presented due to certain intangible assets reaching the end of their useful lives. No other significant acquisition-related intangible activity or impairments occurred between the periods.

Abandonment of Long-Lived Assets

In the fourth quarter of fiscal 2021, we modified our long-range plan regarding a portion of our Durham, North Carolina campus originally intended for expanding our LED production capacity that we had considered using to expand the manufacturing footprint for our silicon carbide materials product line. After we complete our current ongoing silicon carbide materials production capacity expansion in Durham, we plan on further expansion of our silicon carbide materials production capacity outside of the Durham campus. As a result, we decided we will no longer complete the construction of certain buildings on the Durham campus. Accordingly, an expense of $73.9 million was recorded based upon an updated valuation of the property in connection with the preparation of our financial statements for the fiscal year ended June 27, 2021.

Loss (gain) on Disposal or Impairment of Other Assets

We operate a capital-intensive business. As such, we dispose of a certain level of our equipment in the normal course of business as our production processes change due to production improvement initiatives or product mix changes. Due to the risk of technological obsolescence or changes in our production process, we regularly review our long-lived assets and capitalized patent costs for possible impairment.

Loss (gain) on disposal or impairment of other assets were as follows:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**	**2022 to 2023**		**2021 to 2022**	
Loss (gain) on disposal or impairment of other assets	$2.0	($0.3)	$1.6	$2.3	(767)%	($1.9)	(119)%

Loss (gain) on disposal or impairment of other assets primarily relate to proceeds from asset sales offset by write-offs of fixed asset projects, as well as the write-offs of impaired or abandoned patents. Additionally, the gain on disposal or impairment of other assets for the fiscal year ended June 26, 2022 includes a $0.7 million net gain related to consideration received from the early payment of the unsecured promissory note (the Purchase Price Note) issued by SGH at the closing of the LED Business Divestiture (as defined below), as discussed in Note 3, "Discontinued Operations," in our consolidated financial statements included in Item 8 of this Annual Report.

Other Operating Expense

Other operating expense was comprised of the following:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**	**2022 to 2023**		**2021 to 2022**	
Project, transformation and transaction costs	22.9	6.6	7.3	16.3	247 %	(0.7)	(10)%
Factory optimization restructuring costs	—	6.1	7.6	(6.1)	(100)%	(1.5)	(20)%
Severance costs	3.4	1.2	6.2	2.2	183 %	(5.0)	(81)%
Other operating expense	$26.3	$13.9	$21.1	$12.4	89 %	($7.2)	(34)%

Project, transformation and transaction costs primarily relate to professional services fees associated with completed and potential acquisitions and divestitures, as well as internal transformation programs focused on optimizing our administrative processes.

Factory optimization restructuring costs relate to our multi-year factory optimization restructuring plan, which was implemented in connection with our expansion activities between fiscal 2019 and fiscal 2022. As part of the factory optimization restructuring plan, we incurred restructuring charges associated with the movement of equipment as well as disposals on certain long-lived assets. The factory optimization restructuring plan concluded in fiscal 2022.

The increase in other operating expense in all periods is primarily due to increased professional service fees associated with completed and potential acquisitions and divestitures.

Non-Operating (Income) Expense, net

Non-operating (income) expense, net was comprised of the following:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	June 25, 2023	June 26, 2022	June 27, 2021	2022 to 2023		2021 to 2022	
Interest income	($58.2)	($11.8)	($10.1)	($46.4)	393 %	($1.7)	(17)%
Interest expense, net of capitalized interest	42.6	25.1	45.4	17.5	70 %	(20.3)	(45)%
Gain on arbitration proceedings	(50.3)	—	—	(50.3)	(100)%	—	— %
Loss on debt extinguishment	—	24.8	—	(24.8)	(100)%	24.8	100 %
Gain on equity investment	—	—	(8.3)	—	— %	8.3	100 %
Loss on Wafer Supply Agreement	13.6	0.8	0.8	12.8	1,600 %	—	— %
Gain on sale of investments, net	—	(0.3)	(0.4)	0.3	100 %	0.1	25 %
Other, net	0.2	(0.3)	(1.1)	0.5	167 %	0.8	73 %
Non-operating (income) expense, net	($52.1)	$38.3	$26.3	($90.4)	(236)%	$12.0	46 %

Interest income. The increase in interest income in both periods was primarily driven by increased short-term investment balances, as well as increased returns on our short-term investments. Our short-term investment balances increased significantly in the second quarter of fiscal 2023 resulting from the net proceeds we received from the sale of the 2029 Notes.

The increase in interest income in fiscal 2022 compared to fiscal 2021 was primarily due to interest income received on our previously held note receivable from SGH in connection with the LED Business Divestiture, partially offset by decreased investment returns from our short-term investment securities.

Interest expense, net of capitalized interest. The increase in interest expense in fiscal 2023 compared to fiscal 2022 was primarily due to interest from our 2029 Notes and 2030 Senior Notes, which were not outstanding as of June 26, 2022. This increase was partially offset by a decrease in interest expense from our 2028 Notes, primarily due to the adoption of ASU 2020-06, which eliminated interest expense relating to the accretion on discount in the current period. In addition, an increase in interest expense from our 1.75% convertible senior notes due May 1, 2026 (the 2026 Notes), the interest of which was fully capitalized in fiscal 2022 but was almost fully expensed in fiscal 2023, was offset by a decrease in interest expense from our 0.875% convertible senior notes due September 1, 2023 (the 2023 Notes), which were extinguished in the second quarter of fiscal 2022.

The decrease in interest expense in fiscal 2022 compared to fiscal 2021 was primarily due to capitalizing interest on the 2026 Notes in connection with the building of our new silicon carbide device fabrication facility in New York, which we began capitalizing in the fourth quarter of fiscal 2021. The decrease in interest expense resulting from the extinguishment of the 2023 Notes in the second quarter of fiscal 2022 was mostly offset by an increase in interest expense from the sale of the 2028 Notes in the third quarter of fiscal 2022.

Gain on arbitration proceedings. In the first quarter of fiscal 2023, we received an arbitration award in relation to a former customer failing to fulfill contractual obligations to purchase a certain amount of product over a period of time. In the second quarter of fiscal 2023, a final payment was received. The gain recognized is net of legal fees incurred.

Loss on debt extinguishment. In the second quarter of fiscal 2022, all of our then-outstanding 2023 Notes were converted into shares of our common stock, which resulted in a loss on extinguishment of $24.8 million. See Note 10, "Long-term Debt," to our consolidated financial statements in Item 8 of this Annual Report for additional information.

Gain on equity investment. The gain on equity investment for fiscal 2021 relates to changes in fair value of our previously held ENNOSTAR Inc. (ENNOSTAR) investment. In the fourth quarter of fiscal 2021, we liquidated our common stock ownership interest in ENNOSTAR. We no longer hold any equity interest in ENNOSTAR.

Loss on Wafer Supply Agreement. In connection with the completed sale of our former LED Products business unit to SGH and its wholly owned subsidiary CreeLED, Inc. (CreeLED and collectively with SGH, SMART) in fiscal 2021, we entered into a Wafer Supply and Fabrication Services Agreement (the Wafer Supply Agreement), pursuant to which we supply CreeLED with certain silicon carbide materials and fabrication services for up to four years. We recognized a supply agreement liability in connection with this agreement, which reached full amortization in the second quarter of fiscal 2023. We expect losses from this agreement to continue through December 2025.

Income Tax Expense

Income tax expense and our effective tax rate was as follows:

	Fiscal Years Ended			Year-Over-Year Change			
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**	**2022 to 2023**		**2021 to 2022**	
Income tax expense	$1.4	$9.0	$1.1	(7.6)	(84)%	7.9	718 %
Effective tax rate	— %	(3)%	— %				

The change in the effective tax rate from (3)% in fiscal 2022 as compared to 0% in fiscal 2023 and fiscal 2021 was primarily due to $7.3 million of income tax expense recognized in the second quarter of fiscal 2022 related to the restructuring of our Luxembourg holding company.

In general, the variation between our effective income tax rate and the current U.S. statutory rate of 21.0% is primarily due to: (i) changes in our valuation allowances against deferred tax assets, (ii) income derived from international locations with differing tax rates than the U.S., and (iii) tax credits generated.

Net Loss from Discontinued Operations

We have classified the results of our former LED Products segment (the LED Business) as discontinued operations in our consolidated statements of operations for all periods presented. We ceased recording depreciation and amortization of long-lived assets of the LED Business upon classification as discontinued operations in October 2020.

We recorded net income from discontinued operations of $94.2 million and net loss from discontinued operations of $181.2 million in fiscal 2022 and 2021, respectively.

Net income from discontinued operations in fiscal 2022 related to the receipt of an unsecured promissory note from CreeLED as additional consideration to satisfy the earnout obligations pursuant to the Asset Purchase Agreement (the LED Purchase Agreement), dated October 18, 2020, as amended. The additional consideration was based upon the revenue and gross profit performance of the LED Products Business in the first four full fiscal quarters following the closing.

Net loss from discontinued operations in fiscal 2021 included a $112.6 million goodwill impairment, a $19.5 million impairment to assets held for sale associated with the LED Business Divestiture and a $29.1 million loss on sale.

Liquidity and Capital Resources

Overview

We require cash to fund our operating expenses and working capital requirements, including the purchase of goods and services in the ordinary course of business such as raw materials, supplies and capital equipment, as well as outlays for research and development, strategic acquisitions and investments. Our principal sources of liquidity are cash on hand, marketable securities and our ability to issue additional 2030 Senior Notes, subject to certain conditions precedent, as discussed in Note 10, "Long-term Debt," to our consolidated financial statements in Item 8 of this Annual Report.

Based on past performance and current expectations, we believe our current working capital and anticipated cash flows from operations will be adequate to meet our cash needs for our daily operations and capital expenditures for at least the next 12 months. With the strength of our working capital position, we believe that we have the ability to continue to invest in the near-term expansion of our production capacity, further develop our product portfolio and, when necessary or appropriate, make selective acquisitions or other strategic investments to strengthen our product portfolio or secure key intellectual properties. However, even with our strong working capital position, we expect to need additional funding to fully complete all of our intended capacity expansions.

Sources of Liquidity

The following table sets forth our cash, cash equivalents and short-term investments:

(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**Change**
Cash and cash equivalents	$1,757.0	$449.5	$1,307.5
Short-term investments	1,197.9	749.3	448.6
Total cash, cash equivalents and short-term investments	$2,954.9	$1,198.8	$1,756.1

The significant components of our working capital are liquid assets such as cash and cash equivalents, short-term investments, accounts receivable and inventories reduced by accounts payable and accrued expenses.

In the second quarter of fiscal 2022, all outstanding 2023 Notes were surrendered for conversion following our issuance on December 8, 2021 of a notice to holders of the 2023 Notes calling for the redemption of all outstanding 2023 Notes, resulting in the settlement of the previously outstanding $424.8 million aggregate principal amount of 2023 Notes in approximately 7.1 million shares of our common stock.

In the third quarter of fiscal 2022, we issued and sold a total of $750.0 million aggregate principal amount of 2028 Notes, as discussed in Note 10, "Long-term Debt," to our consolidated financial statements in Item 8 of this Annual Report. The total net proceeds of the 2028 Notes was $732.3 million, of which we used $108.2 million to fund the cost of entering into capped call transactions.

In the second quarter of fiscal 2023, we issued and sold a total of $1,750.0 million aggregate principal amount of 2029 Notes, as discussed in Note 10, "Long-term Debt," to our consolidated financial statements in Item 8 of this Annual Report. The total net proceeds of the 2029 Notes was $1,718.6 million, of which we used $273.9 million to fund the cost of entering into capped call transactions.

In the fourth quarter of fiscal 2023, we sold $1,250 million aggregate principal amount of 2030 Senior Notes, as discussed in Note 10, "Long-term Debt," to our consolidated financial statements in Item 8 of this Annual Report. The total net proceeds of the 2030 Senior Notes was approximately $1,149.3 million. We expect to use the net proceeds for general corporate purposes.

In connection with the sale of our 2030 Senior Notes, we terminated the $125.0 million secured revolving line of credit under which we were able to borrow, repay and reborrow loans from time to time prior to its scheduled maturity date of January 9, 2026.

In addition, we received early payments on two unsecured promissory notes issued to us in connection with the sale of certain assets and subsidiaries comprising the LED Business to SMART on March 1, 2021 (the LED Business Divestiture). In the third quarter of fiscal 2022, we received an early payment in the amount of $125.0 million, along with outstanding accrued and unpaid interest as of the payment date, relating to the unsecured promissory note issued with the completion of the transaction. In the first quarter of fiscal 2023, we received an early payment in the amount of $101.8 million in connection with the unsecured promissory note issued in the fourth quarter of fiscal 2022 as an earn-out payment.

As of June 25, 2023, we had unrealized losses on our short-term investments of $22.7 million. All of our short-term investments had investment grade ratings, and any such investments that were in an unrealized loss position at June 25, 2023 were in such position due to interest rate changes, sector credit rating changes or company-specific rating changes. We evaluate our short-term investments for expected credit losses. We believe we are able to and we intend to hold each of the investments held with an unrealized loss as of June 25, 2023 until the investments fully recover in market value. No allowance for credit losses was recorded as of June 25, 2023.

From time to time, we evaluate strategic opportunities, including potential acquisitions, joint ventures, divestitures, spin-offs or investments in complementary businesses, and we have continued to make such evaluations. We may also access capital markets through the issuance of debt or equity, which we may use in connection with the acquisition of complementary businesses or other significant assets or for other strategic opportunities or general corporate purposes.

Expected Uses of Liquidity

We recently opened our new silicon carbide device fabrication facility in Marcy, New York, to expand capacity for production of our silicon carbide devices. We now expect to invest approximately $2.0 billion in construction, equipment and other related costs for the new facility, of which approximately $500 million is expected to be reimbursed over time by the State of New York Urban Development Corporation (doing business as Empire State Development) under a Grant Disbursement Agreement (the GDA). As of June 25, 2023, we have spent approximately $900 million and received $305.2 million in reimbursements.

Additionally, we recently started construction on a new materials manufacturing facility in Siler City, North Carolina. Through fiscal 2024, we expect to invest approximately $1.3 billion in construction, equipment and other related costs for the new facility, net of estimated refundable federal investment tax credits and capital grants we expect to receive through the CHIPS Act. The timing and amount of these estimated CHIPS Act incentives is uncertain and could happen after fiscal 2024. In addition, the facility is also further supported by an approximately $1.0 billion long-term incentive package from state, county and local governments, primarily in the form of property tax reimbursements and sales tax exemptions.

We also recently announced the intention to build a highly automated, cutting-edge wafer fabrication facility in Saarland, Germany. We expect to invest approximately $3.5 billion in construction, equipment and other related costs for the new facility, with the vast majority of such investment occurring after fiscal 2024.

For fiscal 2024, we target approximately $2.0 billion of net capital investment, which is primarily related to capacity and infrastructure projects to support longer-term growth and strategic priorities. This target is highly dependent on the timing and overall progress on our new silicon carbide fabrication facility in New York and the construction of our new materials manufacturing facility in Siler City, North Carolina. Our target net capital investment figure is net of approximately $150 million of expected reimbursements from the GDA during the fiscal year.

For more details on the GDA, see Note 15, "Commitments and Contingencies," in our consolidated financial statements included in Item 8 of this Annual Report.

In addition, we may also apply for and potentially sell tax credits as part of the Inflation Reduction Act to further fund our expansion initiatives.

We have a take-or-pay supplier agreement that requires a minimum of $200 million of purchases over the next five years, as outlined further in Note 15, "Commitments and Contingencies," to our consolidated financial statements in Item 8 of this Annual Report.

Given our current cash position, we believe we will be able to fund daily operations for at least the next 12 months but we expect to need additional funding to fully complete all of our previously announced planned expansion initiatives described above. We may seek to obtain funding through, among other avenues, government funding in both the United States or Europe, public or private equity offerings and debt financings (which may involve retiring some of our existing debt).

In addition to ordinary operating expenses, our estimated future obligations consist of leases, debt, and interest on long-term debt. For a description of contractual obligations, including lease and debt obligations, see Note 5, "Leases," Note 10, "Long-term Debt," and Note 15, "Commitments and Contingencies," in our consolidated financial statements included in Item 8 of this Annual Report.

Cash Flows

In summary, our cash flows were as follows (in millions of U.S. Dollars):

	Fiscal Years Ended			Year-Over-Year Change	
	June 25, 2023	**June 26, 2022**	**June 27, 2021**	**2022 to 2023**	**2021 to 2022**
Cash used in operating activities	($142.6)	($154.2)	($125.5)	$11.6	($28.7)
Cash used in investing activities	(1,147.0)	(391.0)	(448.6)	(756.0)	57.6
Cash provided by financing activities	2,597.1	615.9	504.1	1,981.2	111.8
Effect of foreign exchange changes	—	(0.2)	0.2	0.2	(0.4)
Net increase (decrease) in cash and cash equivalents	$1,307.5	$70.5	($69.8)	$1,237.0	$140.3

Cash Flows from Operating Activities

Net cash used in operating activities decreased in fiscal 2023 compared to fiscal 2022 primarily due to a smaller increase in working capital in the current period compared to the prior period, which was primarily driven by increased customer reserve deposits received and a smaller increase in accounts receivable, net, both of which offset increased inventory growth. This was partially offset by an increase in net loss during the period.

Net cash used in operating activities increased in fiscal 2022 compared to fiscal 2021 primarily due to decreased working capital as a result of inventory growth and increased receivables as a result of revenue growth.

Total cash flows from operating activities in fiscal 2021 includes $13.0 million of cash used in operating activities of discontinued operations.

Cash Flows from Investing Activities

Our investing activities primarily relate to short-term investment transactions, purchases of property and equipment, and property and equipment related reimbursements.

The increase in net cash used in investing activities in fiscal 2023 compared to fiscal 2022 was primarily due to an increase in net purchases of short-term investments of $436.2 million and an increase in net property and equipment purchases of $294.4 million.

The decrease in net cash used in investing activities in fiscal 2022 compared to fiscal 2021 was primarily due to a $53.9 million decrease in net property and equipment purchases and a $81.3 million net increase in proceeds from the LED Business Divestiture, partially offset by a $12.5 million increase in net purchases of short-term investments. Additionally, we received $66.4 million in net proceeds from the liquidation of our ENNOSTAR equity investment in fiscal 2021.

Total cash used in investing activities in fiscal 2021 includes $0.3 million of cash used in investing activities of discontinued operations.

Cash Flows from Financing Activities

Net cash provided by financing activities in fiscal 2023 primarily consisted of $2.9 billion in net proceeds from issuing the 2029 Notes and the 2030 Senior Notes, partially offset by $273.9 million in cash paid for the capped call transactions in connection with issuing the 2029 Notes.

Net cash provided by financing activities in fiscal 2022 primarily consisted of $732.3 million in net proceeds from issuing the 2028 Notes, partially offset by $108.2 million in cash paid for the capped call transactions.

Net cash provided by financing activities in fiscal 2021 primarily consisted of net proceeds of $503.5 million from issuances of common stock in connection with an at-the-market program in the third quarter of fiscal 2021 and issuances of common stock pursuant to the exercise of employee stock options.

Financial and Market Risks

We are exposed to financial and market risks, including changes in interest rates, currency exchange rates and commodities risk. We have entered, and may in the future enter, into foreign currency derivative financial instruments in an effort to manage or hedge some of our foreign exchange rate risk. We may not be able to engage in hedging transactions in the future, and even if we do, foreign currency fluctuations may still have a material adverse effect on our results of operations and financial performance. All of the potential changes noted below are based on sensitivity analysis performed on our financial positions at June 25, 2023 and June 26, 2022. Actual results may differ materially.

Interest Rate Risk

We maintain an investment portfolio principally composed of money market funds, municipal bonds, corporate bonds, U.S. agency securities, U.S. treasury securities, commercial paper, certificates of deposit, and variable rate demand notes. In order to minimize risk, our cash management policy permits us to acquire investments rated "A" grade or better. As of June 25, 2023 and June 26, 2022, our cash equivalents and short-term investments had a fair value of $1,456.0 million and $993.6 million, respectively. If interest rates were to hypothetically increase by 100 basis points, the fair value of our short-term investments would decrease by $14.6 million at June 25, 2023 and $9.9 million at June 26, 2022.

Currency Rate and Price Risk

All of our operations have a functional currency of the U.S. Dollar. However, we operate internationally and have transactions denominated in foreign currencies, and therefore we are exposed to currency exchange rate risks. Fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities.

Commodities

We utilize significant amounts of precious metals, gases and other commodities in our manufacturing processes. General economic conditions, market specific changes or other factors outside of our control may affect the pricing of these commodities. We do not use financial instruments to hedge commodity prices.

Off-Balance Sheet Arrangements

We do not use off-balance sheet arrangements with unconsolidated entities or related parties, nor do we use any other forms of off-balance sheet arrangements. Accordingly, our liquidity and capital resources are not subject to off-balance sheet risks from unconsolidated entities. As of June 25, 2023, we did not have any off-balance sheet arrangements, as defined in Item 303(b) of SEC Regulation S-K.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In the application of U.S. GAAP, we are required to make estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities in our consolidated financial statements. Changes in the accounting estimates from period to period are reasonably likely to occur. Accordingly, actual results could differ significantly from the estimates made by management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation of our financial condition or results of operations may be affected.

We evaluate our estimates on an ongoing basis, including those related to revenue recognition, valuation of inventories, tax related contingencies, valuation of stock-based compensation, valuation of long-lived and intangible assets, other contingencies and litigation, among others. We base our estimates on historical experience and on various other assumptions, including expected trends that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Our significant accounting policies and a description of recent accounting pronouncements are discussed in Note 2, “Basis of Presentation and Summary of Significant Accounting Policies,” to our consolidated financial statements included in Item 8 of this Annual Report. We believe that the following are our most critical accounting estimates, each of which is critical to the portrayal of our financial condition and results of operations and requires our most difficult, subjective and complex judgments. Our management has reviewed our critical accounting estimates and the related disclosures with the Audit Committee of our Board of Directors.

Revenue Recognition

For the year ended June 25, 2023, approximately a third of our revenue was from sales to distributors. Distributors stock inventory and sell our products to their own customer base, which may include: value added resellers; manufacturers who incorporate our products into their own manufactured goods; or ultimate end users of our products. We recognize revenue upon shipment of our products to our distributors. This arrangement is often referred to as a “sell-in” or “point-of-purchase” model as opposed to a “sell-through” or “point-of-sale” model, where revenue is deferred and not recognized until the distributor sells the product through to their customer.

Our distributors may be provided limited rights that allow them to return or scrap a portion of inventory (product exchange rights or stock rotation rights) and receive credits for changes in selling prices (price protection rights) or customer pricing arrangements under our “ship and debit” program or other targeted sales incentives. When determining our net revenue, we make significant judgments and estimates corresponding with product shipments. We recognize a reserve for estimated future returns, changes in selling prices, and other targeted sales incentives when product ships. We also recognize an asset for the estimated value of product returns that we believe will be returned to inventory in the future and resold, and these estimates are based upon historical data, current economic trends, distributor inventory levels and other related factors. Our financial condition and operating results are dependent upon our ability to make reliable estimates. Actual results may vary and could have a significant impact on our operating results.

Under the ship and debit program, products are sold to distributors at negotiated prices and the distributors are required to pay for the products purchased within our standard commercial terms. Subsequent to the initial product purchase, a distributor may request a price allowance for a particular part number(s) for certain target customers, prior to the distributor reselling that particular part to the customer. If we approve an allowance and the distributor resells the product to the target customer, we credit the distributor according to the allowance we approved. These credits are applied against a reserve we establish upon initial shipment of product to the distributor.

Inventories

Inventories are stated at the lower of cost or net realizable value. We write-down our inventories for estimated obsolescence equal to the difference between the cost of the inventory and its estimated market value based upon an aging analysis of the inventory on hand, specifically known inventory-related risks (such as technological obsolescence), and assumptions about future demand. We also analyze sales levels by product type, including historical and estimated future customer demand for those products to determine if any additional reserves are appropriate. For example, we adjust for items that are considered obsolete based upon changes in customer demand, manufacturing process changes or new product introductions that may eliminate demand for the product. In addition, our international sales and purchases are subject to numerous United States and foreign laws and regulations which may limit or restrict our sales and shipments to foreign customers. Any adjustment to our inventories as a result of an estimated obsolescence or net realizable condition is reflected as a component of our cost of revenue.

In order to determine what costs can be included in the valuation of inventories, we determine normal capacity for our manufacturing facilities based on historical patterns. If our estimates regarding customer demand are inaccurate, or market conditions or technology change in ways that are less favorable than those projected by management, we may be required to take excess capacity charges in accordance with U.S. GAAP, which could have an adverse effect on our operating results.

Deferred Tax Asset Valuation Allowances

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, “Income Taxes” (ASC 740), we evaluate all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a deferred tax asset is more likely than not to be realized. In assessing the adequacy of a recognized valuation allowance, we consider all available positive and negative evidence to estimate if sufficient future taxable income of the right character will be generated to utilize the existing deferred tax assets by jurisdiction. This consideration includes a variety of factors such as historical and projected future taxable income and prudent and feasible tax planning strategies. When we establish or increase a valuation allowance, our income tax expense increases in the period such determination is made. If we decrease a valuation allowance, our income tax expense decreases in the period such a determination is made.

Tax Contingencies

We are subject to periodic audits of our income tax returns by federal, state, local and foreign agencies. These audits typically include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In accordance with ASC 740, we regularly evaluate the exposures associated with our various tax filing positions. ASC 740 states that a tax benefit should not be recognized for financial statement purposes for an uncertain tax filing position where it is not more likely than not (likelihood of greater than 50%) of being sustained by the taxing authorities based on the technical merits of the position.

In accordance with the provisions of ASC 740, we establish unrecognized tax benefits (as a reduction to the deferred tax asset or as an increase to other liabilities) to reduce some or all of the tax benefit of any of our tax positions at such time that we determine the position has become uncertain based upon one of the following: the tax position is not “more likely than not” to be sustained; the tax position is “more likely than not” to be sustained, but for a lesser amount; or the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken. For purposes of evaluating whether or not a tax position is uncertain, we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information; the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position; and each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken. We adjust these unrecognized tax benefits, including any impact on the related interest and penalties, in light of changing facts and circumstances, such as the progress of a tax audit.

A number of years may elapse before a particular matter for which we have established an unrecognized tax benefit is audited and fully resolved. To the extent we prevail in matters for which we have established an unrecognized benefit or are required to pay amounts in excess of what we have recognized, our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement might require use of our cash, existing deferred tax assets, and/or result in an increase in our effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution.

Stock-Based Compensation

We account for awards of stock-based compensation under our employee stock-based compensation plans using the fair value method. Accordingly, we estimate the grant date fair value of our stock-based awards and amortize this fair value to compensation expense over the requisite service period or vesting term. We currently use the Black-Scholes option-pricing model to estimate the fair value of our Employee Stock Purchase Plan (ESPP) awards. The grant date fair value of performance stock units that vest upon meeting certain market conditions is estimated using the Monte Carlo valuation model. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our then current stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, the risk-free interest rate and expected dividends.

Due to the inherent limitations of option-valuation models, future events that are unpredictable and the estimation process utilized in determining the valuation of the stock-based awards, the ultimate value realized by award holders may vary significantly from the amounts expensed in our financial statements. For restricted stock and stock unit awards, grant date fair value is based upon the market price of our common stock on the date of the grant. This fair value is then amortized to compensation expense over the requisite service period or vesting term. As of June 25, 2023, we have $119.1 million of unrecognized compensation cost related to nonvested awards, which is expected to be recognized over a weighted average period of 2.19 years.

We estimate expected forfeitures at the time of grant and revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Our determination of an estimated forfeiture rate is primarily based upon a review of historical experience but may also include consideration of other facts and circumstances we believe are indicative of future activity. The assessment of an estimated forfeiture rate will not alter the total compensation expense to be recognized, only the timing of this recognition as compensation expense is adjusted to reflect instruments that actually vest.

Long-Lived Assets

We evaluate long-lived assets such as property, equipment and finite-lived intangible assets, such as patents, for impairment whenever events or circumstances indicate that the carrying value of the assets recognized in our financial statements may not be recoverable. Factors that we consider include whether there has been a significant decrease in the market value of an asset, a significant change in the way an asset is being used, or a significant change, delay or departure in our strategy for that asset. Our assessment of the recoverability of long-lived assets involves significant judgment and estimation. These assessments reflect our assumptions, which, we believe, are consistent with the assumptions hypothetical marketplace participants use. Factors that we must estimate when performing recoverability and impairment tests include, among others, the economic life of the asset, sales volumes, prices, cost of capital, tax rates, and capital spending. These factors are often interdependent and therefore do not change in isolation. If impairment is indicated, we first determine if the total estimated future cash flows on an undiscounted basis are less than the carrying amounts of the asset or assets. If so, an impairment loss is measured and recognized. Our impairment loss calculations require that we apply judgment in estimating future cash flows and asset fair values, including estimating useful lives of the assets. To make these judgments, we may use internal discounted cash flow estimates, quoted market prices when available and independent appraisals as appropriate to determine fair value. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be required to recognize additional impairment losses which could be material to our results of operations.

After an impairment loss is recognized, a new, lower cost basis for that long-lived asset is established. Subsequent changes in facts and circumstances do not result in the reversal of a previously recognized impairment loss.

Goodwill

We test goodwill for impairment at least annually as of the first day of the fiscal fourth quarter, or when indications of potential impairment exist. We monitor for the existence of potential impairment indicators throughout the fiscal year. We conduct impairment testing for goodwill at the reporting unit level. Reporting units, as defined by FASB ASC 350, “Intangibles - Goodwill and Other,” may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. We have determined that we have one reporting unit.

We may initiate goodwill impairment testing by considering qualitative factors to determine whether it is more likely than not that a reporting unit’s carrying value is greater than its fair value. Such factors may include the following, among others: a significant decline in the reporting unit’s expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate, unanticipated competition; and slower growth rates; as well as changes in management, key personnel, strategy, and customers. If our qualitative assessment indicates that goodwill impairment is more likely than not, we determine the amount by which the reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

We compare the fair value of the reporting unit to its carrying value, including goodwill. We derive a reporting unit’s fair value through a combination of the market approach (a guideline transaction method) and the income approach (a discounted cash flow analysis). The market and income approaches require significant judgment, including estimation of future revenues, gross margins, and operating expenses, which are dependent on internal forecasts, current and anticipated economic conditions and trends, selection of market multiples through assessment of the reporting unit’s performance relative to peer competitors, the estimation of the long-term revenue growth rate and discount rate from the capital asset pricing model and the determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the fair value of the goodwill reporting unit, potentially resulting in a non-cash impairment charge. The fair values are reconciled back to our consolidated market capitalization.

If the fair value of a reporting unit exceeds its carrying value, then we conclude that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds the fair value, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying value of the reporting unit’s goodwill. Once an impairment loss is recognized, the adjusted carrying value of the goodwill becomes the new accounting basis of the goodwill for the reporting unit.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

See the section entitled “Financial and Market Risks” included in Item 7, "Management’s Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report.

Item 8. ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Wolfspeed, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Wolfspeed, Inc. and its subsidiaries (the "Company") as of June 25, 2023 and June 26, 2022, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended June 25, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 25, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 25, 2023 and June 26, 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 25, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 25, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Changes in Accounting Principle

As discussed in Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt on June 27, 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserves for Distributor Programs - Ship and Debit

As described in Note 2 to the consolidated financial statements, products are sold to distributors at negotiated prices and the distributors are required to pay for the products purchased within the Company's standard commercial terms. Certain distributors are provided customer pricing arrangements under the Company's "ship and debit" program. Distributor sales approximate a third of total net revenue of $921.9 million for the year ended June 25, 2023. Management makes estimates of changes in selling prices when the corresponding product ships. These estimates are calculated based upon historical experience, product shipment analysis, current economic conditions, on-hand inventory at the distributor, and customer contractual arrangements. Accordingly, estimates for these rights are recognized at the time of sale as a contract liability and a reduction of product revenue. The associated reserves for ship and debit program to distributors make up a significant portion of the accrued contract liabilities account balance of $43.0 million.

The principal considerations for our determination that performing procedures relating to ship and debit reserves for distributor programs is a critical audit matter are the high degree of auditor effort in performing procedures and evaluating management's significant assumptions related to current economic conditions, historical experience and on-hand inventory at the distributor.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate of the reserves for the ship and debit program. These procedures also included, among others (i) testing management's process for determining the estimate for ship and debit reserve, (ii) testing the completeness and accuracy of data inputs to the ship and debit reserve calculation, and (iii) evaluating the reasonableness of the significant assumptions used by management related to current economic conditions, historical experience and on-hand inventory at the distributor. Evaluating management's significant assumptions related to current economic conditions, historical experience and on-hand inventory at the distributor involved evaluating whether the significant assumptions used by management were reasonable considering management's historical claim experience and whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP
Raleigh, North Carolina
August 23, 2023

We have served as the Company's auditor since 2013.

WOLFSPEED, INC.
CONSOLIDATED BALANCE SHEETS

in millions of U.S. Dollars, except share data in thousands	June 25, 2023	June 26, 2022
Assets		
Current assets:		
Cash and cash equivalents	$1,757.0	$449.5
Short-term investments	1,197.9	749.3
Total cash, cash equivalents and short-term investments	2,954.9	1,198.8
Accounts receivable, net	154.8	150.2
Inventories	327.5	227.0
Income taxes receivable	0.8	1.3
Prepaid expenses	36.8	32.1
Other current assets	131.7	151.4
Current assets held for sale	—	1.6
Total current assets	3,606.5	1,762.4
Property and equipment, net	2,191.4	1,481.1
Goodwill	359.2	359.2
Intangible assets, net	115.9	125.4
Long-term receivables	2.6	104.7
Deferred tax assets	1.2	1.0
Other assets	309.9	83.7
Total assets	$6,586.7	$3,917.5
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$536.9	$307.7
Accrued contract liabilities	43.0	37.0
Income taxes payable	9.6	11.6
Finance lease liabilities	0.5	0.5
Other current liabilities	37.9	31.7
Total current liabilities	627.9	388.5
Long-term liabilities:		
Long-term debt	1,149.5	—
Convertible notes, net	3,025.6	1,021.6
Deferred tax liabilities	3.9	3.2
Finance lease liabilities - long-term	9.2	9.6
Other long-term liabilities	148.7	55.3
Total long-term liabilities	4,336.9	1,089.7
Commitments and contingencies		
Shareholders’ equity:		
Preferred stock, par value $0.01; 3,000 shares authorized at June 25, 2023 and June 26, 2022; none issued and outstanding	—	—
Common stock, par value $0.00125; 200,000 shares authorized at June 25, 2023 and June 26, 2022; 124,794 and 123,795 shares issued and outstanding at June 25, 2023 and June 26, 2022, respectively	0.2	0.2
Additional paid-in-capital	3,711.0	4,228.4
Accumulated other comprehensive loss	(25.1)	(25.3)
Accumulated deficit	(2,064.2)	(1,764.0)
Total shareholders’ equity	1,621.9	2,439.3
Total liabilities and shareholders’ equity	$6,586.7	$3,917.5

The accompanying notes are an integral part of the consolidated financial statements

WOLFSPEED, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended		
in millions of U.S. Dollars, except share data	June 25, 2023	June 26, 2022	June 27, 2021
Revenue, net	$921.9	$746.2	$525.6
Cost of revenue, net	642.4	496.9	361.0
Gross profit	279.5	249.3	164.6
Operating expenses:			
Research and development	225.4	196.4	177.8
Sales, general and administrative	235.3	203.5	181.6
Factory start-up costs	160.2	70.0	8.0
Amortization or impairment of acquisition-related intangibles	10.9	13.6	14.5
Abandonment of long-lived assets	—	—	73.9
Loss (gain) on disposal or impairment of other assets	2.0	(0.3)	1.6
Other operating expense	26.3	13.9	21.1
Operating loss	(380.6)	(247.8)	(313.9)
Non-operating (income) expense, net	(52.1)	38.3	26.3
Loss before income taxes	(328.5)	(286.1)	(340.2)
Income tax expense	1.4	9.0	1.1
Net loss from continuing operations	(329.9)	(295.1)	(341.3)
Net income (loss) from discontinued operations	—	94.2	(181.2)
Net loss	(329.9)	(200.9)	(522.5)
Net income from discontinued operations attributable to noncontrolling interest	—	—	1.4
Net loss attributable to controlling interest	($329.9)	($200.9)	($523.9)
Basic and diluted loss per share			
Continuing operations	($2.65)	($2.46)	($3.04)
Net loss attributable to controlling interest	($2.65)	($1.67)	($4.66)
Weighted average shares - basic and diluted (in thousands)	124,374	120,120	112,346

The accompanying notes are an integral part of the consolidated financial statements

WOLFSPEED, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Fiscal Years Ended		
	June 25, 2023	**June 26, 2022**	**June 27, 2021**
in millions of U.S. Dollars			
Net loss	($329.9)	($200.9)	($522.5)
Other comprehensive income (loss):			
Reclassification of currency translation gain to loss on sale of discontinued operations	—	—	(9.5)
Net unrealized gain (loss) on available-for-sale securities	0.2	(28.0)	(3.8)
Comprehensive loss	(329.7)	(228.9)	(535.8)
Net income from discontinued operations attributable to noncontrolling interest	—	—	1.4
Comprehensive loss attributable to controlling interest	($329.7)	($228.9)	($537.2)

The accompanying notes are an integral part of the consolidated financial statements

WOLFSPEED, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions of U.S. Dollars	Fiscal Years Ended		
	June 25, 2023	**June 26, 2022**	**June 27, 2021**
Operating activities:			
Net loss	($329.9)	($200.9)	($522.5)
Net income (loss) from discontinued operations	—	94.2	(181.2)
Net loss from continuing operations	(329.9)	(295.1)	(341.3)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	164.0	129.8	120.9
Amortization of debt issuance costs and discount, net of non-cash capitalized interest	7.5	20.1	32.8
Loss on extinguishment of debt	—	24.8	—
Stock-based compensation	81.9	60.9	53.2
Abandonment of long-lived assets	—	—	73.9
Loss on disposal or impairment of long-lived assets, including loss on disposal portion of factory optimization and start-up costs	3.8	1.0	5.0
Amortization of (premium) discount on investments, net	(4.7)	6.1	6.9
Realized gain on sale of investments	—	(0.3)	(0.4)
Gain on equity investment	—	—	(8.3)
Foreign exchange gain on equity investment	—	—	(2.2)
Deferred income taxes	0.5	0.7	0.9
Changes in operating assets and liabilities:			
Accounts receivable, net	(4.6)	(54.3)	(23.5)
Inventories	(97.5)	(68.8)	(44.6)
Prepaid expenses and other assets	(18.5)	(0.4)	(20.0)
Accounts payable, trade	30.0	29.2	21.7
Accrued salaries and wages and other liabilities	(1.1)	(10.5)	15.3
Accrued contract liabilities	26.0	2.6	(2.8)
Net cash used in operating activities of continuing operations	(142.6)	(154.2)	(112.5)
Net cash used in operating activities of discontinued operations	—	—	(13.0)
Cash used in operating activities	(142.6)	(154.2)	(125.5)
Investing activities:			
Purchases of property and equipment	(955.8)	(644.9)	(570.5)
Purchases of patent and licensing rights	(6.5)	(5.7)	(5.9)
Proceeds from sale of property and equipment, including insurance proceeds	1.7	3.1	2.3
Purchases of short-term investments	(1,191.0)	(475.0)	(475.0)
Proceeds from maturities of short-term investments	637.2	242.3	428.3
Proceeds from sale of short-term investments	110.1	225.2	51.7
Reimbursement of property and equipment purchases from long-term incentive agreement	155.5	139.0	10.7
Proceeds from sale of business resulting from the receipt of transaction related note receivable	101.8	125.0	43.7
Proceeds from sale of long-term investment	—	—	66.4
Net cash used in investing activities of continuing operations	(1,147.0)	(391.0)	(448.3)
Net cash used in investing activities of discontinued operations	—	—	(0.3)
Cash used in investing activities	(1,147.0)	(391.0)	(448.6)
Financing activities:			
Proceeds from long-term debt borrowings	1,200.0	20.0	30.0
Proceeds from convertible notes	1,750.0	750.0	—
Payments of debt issuance costs	(82.1)	(17.7)	—
Cash paid for capped call transactions	(273.9)	(108.2)	—
Proceeds from issuance of common stock	23.8	22.4	539.7
Tax withholding on vested equity awards	(19.2)	(29.1)	(36.2)
Payments on long-term debt borrowings, including finance lease obligations	(0.5)	(20.5)	(30.4)
Incentive-related escrow refunds	—	—	1.5
Commitment fees on long-term incentive agreement	(1.0)	(1.0)	(0.5)
Cash provided by financing activities	2,597.1	615.9	504.1
Effects of foreign exchange changes on cash and cash equivalents	—	(0.2)	0.2
Net change in cash and cash equivalents	1,307.5	70.5	(69.8)
Cash and cash equivalents, beginning of period	449.5	379.0	448.8
Cash and cash equivalents, end of period	$1,757.0	$449.5	$379.0

The accompanying notes are an integral part of the consolidated financial statements

WOLFSPEED, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock							
	Number of Shares	**Par Value**	**Additional Paid-in Capital**	**Accumulated Deficit**	**Accumulated Other Comprehensive Income**	**Total Equity - Controlled Interest**	**Non-controlling Interest from Discontinued Operations**	**Total Equity**
Share data in thousands, U.S. Dollar information in millions								
Balance at June 28, 2020	**109,230**	**$0.1**	**$3,106.2**	**($1,039.2)**	**$16.0**	**$2,083.1**	**$6.1**	**$2,089.2**
Net (loss) income	—	—	—	(523.9)	—	(523.9)	1.4	(522.5)
Reclassification of currency translation gain to loss on sale of discontinued operations	—	—	—	—	(9.5)	(9.5)	—	(9.5)
Unrealized loss on available-for-sale securities	—	—	—	—	(3.8)	(3.8)	—	(3.8)
Tax withholding on vested equity awards	—	—	(36.2)	—	—	(36.2)	—	(36.2)
Stock-based compensation	—	—	67.1	—	—	67.1	—	67.1
Exercise of stock options and issuance of shares	2,238	—	50.6	—	—	50.6	—	50.6
Issuance of shares under the at-the-market offering program, net of issuance costs	4,223	—	489.1	—	—	489.1	—	489.1
Reclassification of noncontrolling interest to loss on sale of discontinued operations	—	—	—	—	—	—	(7.5)	(7.5)
Balance at June 27, 2021	**115,691**	**$0.1**	**$3,676.8**	**($1,563.1)**	**$2.7**	**$2,116.5**	**$—**	**$2,116.5**
Net loss	—	—	—	(200.9)	—	(200.9)	—	(200.9)
Unrealized loss on available-for-sale securities	—	—	—	—	(28.0)	(28.0)	—	(28.0)
Tax withholding on vested equity awards	—	—	(29.1)	—	—	(29.1)	—	(29.1)
Stock-based compensation	—	—	62.8	—	—	62.8	—	62.8
Exercise of stock options and issuance of shares	978	—	22.4	—	—	22.4	—	22.4
Issuance of shares related to the extinguishment of convertible notes due September 1, 2023	7,126	0.1	416.1	—	—	416.2	—	416.2
Issuance of convertible notes due February 15, 2028	—	—	187.6	—	—	187.6	—	187.6
Capped call transactions related to the issuance of convertible notes due February 15, 2028	—	—	(108.2)	—	—	(108.2)	—	(108.2)
Balance at June 26, 2022	**123,795**	**$0.2**	**$4,228.4**	**($1,764.0)**	**($25.3)**	**$2,439.3**	**$—**	**$2,439.3**
Net loss	—	—	—	(329.9)	—	(329.9)	—	(329.9)
Unrealized gain on available-for-sale securities	—	—	—	—	0.2	0.2	—	0.2
Tax withholding on vested equity awards	—	—	(19.2)	—	—	(19.2)	—	(19.2)
Stock-based compensation	—	—	84.9	—		84.9	—	84.9
Exercise of stock options and issuance of shares	999	—	23.8	—	—	23.8	—	23.8
Adoption of ASU 2020-06	—	—	(333.0)	29.7	—	(303.3)	—	(303.3)
Capped call transactions related to the issuance of convertible notes due December 1, 2029	—	—	(273.9)	—	—	(273.9)	—	(273.9)
Balance at June 25, 2023	**124,794**	**$0.2**	**$3,711.0**	**($2,064.2)**	**($25.1)**	**$1,621.9**	**$—**	**$1,621.9**

The accompanying notes are an integral part of the consolidated financial statements.

WOLFSPEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Business

Overview

Wolfspeed, Inc. (the Company) is an innovator of wide bandgap semiconductors, focused on silicon carbide and gallium nitride (GaN) materials and devices for power and radio-frequency (RF) applications. The Company's product families include silicon carbide and GaN materials, power devices and RF devices targeted for various applications such as electric vehicles, fast charging, 5G, renewable energy and storage, and aerospace and defense. As discussed more fully below in Note 17, "Subsequent Events," on August 22, 2023, the Company entered into a definitive agreement to sell certain assets and subsidiaries comprising its RF products lines.

The Company's materials products and power devices are used in electric vehicles, motor drives, power supplies, solar and transportation applications. The Company's materials products and RF devices are used in military communications, radar, satellite and telecommunication applications.

The majority of the Company's products are manufactured at its production facilities located in North Carolina, California and Arkansas. The Company also uses contract manufacturers for certain products and aspects of product fabrication, assembly and packaging. Additionally, the Company recently opened its silicon carbide device fabrication facility in New York. The Company operates research and development facilities in North Carolina, California, Arkansas, Arizona and New York.

Wolfspeed, Inc. is a North Carolina corporation established in 1987, and its headquarters are in Durham, North Carolina.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year

The Company's fiscal year is a 52 or 53-week period ending on the last Sunday in the month of June. The Company's 2023, 2022 and 2021 fiscal years were 52-week fiscal years. The Company's 2024 fiscal year will be a 53-week fiscal year. The next 53-week fiscal year will be for the Company's 2030 fiscal year.

Reclassifications

Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net loss or shareholders' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, including those related to revenue recognition, valuation of inventories, tax related contingencies, valuation of stock-based compensation, valuation of long-lived and intangible assets, other contingencies and litigation, among others. The Company generally bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Segment Information

The Company operates as a single reporting segment. Accordingly, the Chief Operating Decision Maker (CODM) allocates resources and assesses performance on a consolidated basis. The Company's identified CODM is the Chief Executive Officer.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash accounts and highly liquid investments with an original maturity of three months or less when purchased. Cash and cash equivalents are stated at cost, which approximates fair value. The Company holds cash and cash equivalents at several major financial institutions, which often exceed insurance limits set by the Federal Deposit Insurance Corporation (FDIC). The Company has not historically experienced any losses due to such concentration of credit risk.

Accounts Receivable

For product revenue, the Company typically invoices its customers at the time of shipment for the sales order value of products shipped. Accounts receivable are recognized at the invoiced amount and are not subject to any interest or finance charges. The Company does not have any off-balance sheet credit exposure related to any of its customers.

Allowance for Doubtful Accounts

Expected credit losses for the Company's receivables are evaluated on a collective (pool) basis and aggregated on the basis of similar risk characteristics. These aggregated risk pools are reassessed at each measurement date. A combination of factors is considered in determining the appropriate estimate of expected credit losses, including broad-based economic indicators as well as customers' financial strength, credit standing, payment history and any historical defaults.

Investments

Investments in certain securities may be classified into three categories:

- Held-to-Maturity – Debt securities that the entity has the positive intent and ability to hold to maturity, which are reported at amortized cost.
- Trading – Debt securities that are bought and held principally for the purpose of selling in the near term, which are reported at fair value, with unrealized gains and losses included in earnings.
- Available-for-Sale – Debt securities not classified as either held-to-maturity or trading securities, which are reported at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of shareholders' equity. However, as explained further below, the Company evaluates each individual security in an unrealized loss position for expected credit losses and if it is evaluated as having an expected credit loss, unrealized losses of that security are included in earnings.

The Company reassesses the appropriateness of the classification (i.e., held-to-maturity, trading or available-for-sale) of its investments at the end of each reporting period.

Available-for-sale debt securities in an unrealized loss position at each measurement date are individually evaluated for expected credit losses. The Company evaluates whether the unrealized loss is due to market factors or changes in the investment holdings' credit rating. An expected credit loss will be recorded when an investment in an unrealized loss position is determined to have lost value from a decreased credit rating. The Company does not record an allowance for credit losses on receivables related to accrued interest. For the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, no allowance for credit losses was recorded.

The Company utilizes specific identification in computing realized gains and losses on the sale of investments. Realized gains and losses on the sale of investments are reported in non-operating (income) expense, net in the consolidated statements of operations. Unrealized gains and losses are included as a separate component of equity, net of tax, unless the Company determines there is an expected credit loss.

Investments in marketable securities with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

Fair Value of Financial Instruments

The Company performs recurring fair value measurements for its cash equivalents and short-term investments, as discussed further in Note 8, "Fair Value of Financial Instruments." In addition, cash, accounts and interest receivable, accounts payable and other liabilities approximate their fair values at June 25, 2023 and June 26, 2022 due to the short-term nature of these instruments.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out (FIFO) method or an average cost method. The Company writes down its inventory balances for estimates of excess and obsolete amounts. These write-downs are recognized as a component of cost of revenue.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the assets' estimated useful lives. Leasehold improvements are amortized over the lesser of the asset life or the term of the related lease. In general, the Company's policy for useful lives is as follows:

Furniture and fixtures	5 years
Buildings and building improvements	5 to 40 years
Machinery and equipment	3 to 15 years
Vehicles	5 years
Computer hardware/software	3 to 5 years
Leasehold improvements	Shorter of estimated useful life or lease term

Expenditures for repairs and maintenance are charged to expense as incurred. The costs for major renewals and improvements are capitalized and depreciated over their estimated useful lives. The cost and related accumulated depreciation of the assets are removed from the accounts upon disposition and any resulting gain or loss is reflected in operating income.

The Company considers a long-lived asset to be abandoned after the Company has ceased use of such asset and there is no longer intent to use or repurpose the asset in the future. Abandoned long-lived assets are recorded at their salvage value, if any.

Government Assistance Programs and Incentives

The Company receives, or expects to receive in the future, various types of government assistance, primarily in the form of grants, refundable tax credits, property tax reimbursements and sales tax exemptions. Government assistance is recognized when there is reasonable assurance that: (1) the Company will comply with the relevant conditions and (2) the assistance will be received. Government assistance related to reimbursing fixed asset purchases, such as reimbursement grants and refundable federal investment tax credits, are recorded as a reduction to the related asset(s), which then reduces depreciation expense over the expected useful life of the asset on a straight-line basis.

Silicon Carbide Device Facility in Marcy, New York

The Company receives government grants from the State of New York Urban Development Corporation to partially or fully reimburse the Company for certain property, plant and equipment purchases in connection with its construction of a new silicon carbide device fabrication facility in Marcy, New York. To receive these grants, the Company must comply with a number of objectives outlined in the related grant disbursement agreement, as outlined in Note 15, "Commitments and Contingencies". Grant amounts already received are subject to clawback provisions if the Company does not satisfy the agreement's outlined objectives.

As of June 25, 2023, the Company has reduced property and equipment, net by $399.1 million as a result of expected and received reimbursements from the State of New York Urban Development Corporation, of which $305.2 million has been received in cash and an additional $93.9 million in receivables are recorded in other current assets and in other assets in the consolidated balance sheet. The Company started receiving cash reimbursements in the fourth quarter of fiscal 2021.

Manufacturing Facility in Siler City, North Carolina

In connection with the construction of a planned materials manufacturing facility in Siler City, North Carolina, the Company expects to receive a long-term incentive package from state, county and local governments, primarily in the form of property tax reimbursements and sales tax exemptions on purchased machinery and equipment. In order to receive property tax reimbursements, the Company is required to comply with investment and job targets. The facility is under construction and the Company anticipates beginning to recognize incentives starting in fiscal 2024.

U.S. CHIPS and Science Act of 2022 (the CHIPS Act)

The Company expects to receive refundable federal investment tax credits and capital grants through the CHIPS Act in connection with ongoing expansion projects. As of June 25, 2023, the Company has reduced property and equipment, net by $167.4 million as a result of expected refundable tax credits in connection with the CHIPS Act.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue, net in the consolidated statements of operations and are recognized as a period expense during the period in which they are incurred.

Goodwill and Intangible Assets

The Company recognizes the assets acquired and liabilities assumed in business combinations at their respective fair values at the date of acquisition, with any excess purchase price recognized as goodwill. Valuation of intangible assets entails significant estimates and assumptions including, but not limited to, estimating future cash flows from product revenue, developing appropriate discount rates, continuation of customer relationships and renewal of customer contracts, and approximating the useful lives of the intangible assets acquired.

Goodwill

The Company recognizes goodwill as an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company tests goodwill for impairment at least annually as of the first day of its fiscal fourth quarter, or when indications of potential impairment exist. The Company monitors for the existence of potential impairment indicators throughout the fiscal year.

The Company conducts impairment testing for goodwill at the reporting unit level. Reporting units may be operating segments as a whole, or an operation one level below an operating segment, referred to as a component. The Company has determined that it has one reporting unit, Wolfspeed.

The Company may initiate goodwill impairment testing by considering qualitative factors to determine whether it is more likely than not that a reporting unit’s carrying value is greater than its fair value. Such factors may include the following, among others: a significant decline in the reporting unit’s expected future cash flows; a sustained, significant decline in the Company’s stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; and slower growth rates; as well as changes in management, key personnel, strategy and customers. If the Company's qualitative assessment indicates it is more likely than not that the estimated fair value of a reporting unit exceeds its carrying value, no further analysis is required and goodwill is not impaired. Otherwise, the Company performs a quantitative goodwill impairment test to determine if goodwill is impaired. The quantitative test compares the fair value of a reporting unit with its carrying amount, including goodwill.

If the fair value of the reporting unit exceeds the carrying value of the net assets associated with the reporting unit, goodwill is not considered impaired. If the carrying value of the net assets associated with the reporting unit exceeds the fair value of the reporting unit, the Company recognizes an impairment loss in an amount equal to the excess, not to exceed the carrying value of the reporting unit's goodwill. Once an impairment loss is recognized, the adjusted carrying value of the goodwill becomes the new accounting basis of the goodwill for the reporting unit. The Company derives a reporting unit’s fair value through a combination of the market approach (guideline transaction method and guideline public company method) and the income approach (a discounted cash flow analysis). The income approach utilizes a discount rate from a capital asset pricing model. The fair value is reconciled back to the Company’s consolidated market capitalization.

Finite-Lived Intangible Assets

U.S. GAAP requires that intangible assets, other than goodwill and indefinite-lived intangibles, must be amortized over their useful lives. The Company is currently amortizing its acquired intangible assets with finite lives over periods ranging from 10 to 15 years.

Patent rights reflect costs incurred by the Company in applying for and maintaining patents owned by the Company and costs incurred in purchasing patents and related rights from third parties. Licensing rights reflect costs incurred by the Company in acquiring licenses under patents owned by others. The Company amortizes both on a straight-line basis over the expected useful life of the associated patent rights, which is generally the lesser of 20 years from the date of the patent application or the license period. Royalties payable under licenses for patents owned by others are generally expensed as incurred. The Company reviews its capitalized patent portfolio and recognizes impairment charges when circumstances warrant, such as when patents have been abandoned or are no longer being pursued.

Long-Lived Assets

The Company reviews long-lived assets such as property and equipment for impairment based on changes in circumstances that indicate their carrying amounts may not be recoverable. In making these determinations, the Company uses certain assumptions, including but not limited to: (1) estimations of the fair market value of the assets and (2) estimations of future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company's operations and estimated salvage values.

Contingent Liabilities

The Company recognizes contingent liabilities when it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred. See Note 15, "Commitments and Contingencies," for a discussion of loss contingencies in connection with pending and threatened litigation. The costs of defending legal claims against the Company are expensed as incurred.

Revenue Recognition

Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. Substantially all of the Company's revenue is derived from product sales. Revenue is recognized at a point in time based on the Company's evaluation of when the customer obtains control of the products, and all performance obligations under the terms of the contract are satisfied. If customer acceptance clauses are present and it cannot be objectively determined that control has been transferred based on the contract and shipping terms, revenue is only recorded when customer acceptance is received and all performance obligations have been satisfied. Sales of products typically do not include more than one performance obligation.

A portion of the Company's products are sold through distributors. Distributors stock inventory and sell the Company's products to their own customer base, which may include: value added resellers; manufacturers who incorporate the Company's products into their own manufactured goods; or ultimate end users of the Company's products. The Company recognizes revenue upon shipment of its products to its distributors. This arrangement is often referred to as a "sell-in" or "point-of-purchase" model as opposed to a "sell-through" or "point-of-sale" model, where revenue is deferred and not recognized until the distributor sells the product through to their customer.

Master supply or distributor agreements are in place with some of the Company's customers and contain terms and conditions including, but not limited to, payment, delivery, incentives and warranty. These agreements sometimes require minimum purchase commitments and/or involve potential penalties to the Company if a defined supply schedule is not met. If a master supply, distributor or other similar agreement is not in place with a customer, the Company considers a purchase order, which is governed by the Company's standard terms and conditions, to be the contract governing the relationship with that customer.

Pricing terms are negotiated independently on a stand-alone basis. Revenue is measured based on the amount of net consideration to which the Company expects to be entitled to receive in exchange for products or services. Variable consideration is recognized as a reduction of net revenue with a corresponding reserve at the time of revenue recognition, and consists primarily of sales incentives, volume discounts, price concessions and return allowances. Variable consideration is estimated based on contractual terms, historical analysis of customer purchase volumes, or historical analysis using specific data for the type of consideration being assessed.

Some of the Company's distributors are provided limited rights that allow them to return a portion of inventory (product exchange rights or stock rotation rights) and receive credits for changes in selling prices (price protection rights) or customer pricing arrangements under the Company's "ship and debit" program or other targeted sales incentives. These estimates are calculated based upon historical experience, product shipment analysis, current economic conditions, on-hand inventory at the distributor, and customer contractual arrangements. The Company believes that it can reasonably and reliably estimate the allowance for distributor credits at the time of sale. Accordingly, estimates for these rights are recognized at the time of sale as a contract liability and a reduction of product revenue.

Under the ship and debit program, products are sold to distributors at negotiated prices and the distributors are required to pay for the products purchased within the Company's standard commercial terms. Subsequent to the initial product purchase, a distributor may request a price allowance for a particular part number(s) for certain target customers, prior to the distributor reselling the particular part to that customer. If the Company approves an allowance and the distributor resells the product to the target customer, the Company credits the distributor according to the allowance the Company approved. These credits are applied against the reserve that the Company establishes upon initial shipment of product to the distributor.

The Company also has inventory consignment agreements in which revenue is recognized at a point in time, when the customer or distributor pulls product from consignment inventory that the Company stores at designated locations. Delivery and transfer of control occur at that point, when title and risk of loss transfers and the customer or distributor becomes obligated to pay for the products pulled from inventory. Until the products are pulled for use or sale by the customer or distributor, the Company retains control over the products' disposition, including the right to pull back or relocate the products.

From time to time, the Company may enter into licensing arrangements related to its intellectual property. Revenue from licensing arrangements is recognized when earned and estimable. The timing of revenue recognition is dependent on the terms of each license agreement. Generally, the Company will recognize non-refundable upfront licensing fees related to patent licenses immediately upon receipt of the funds if the Company has no significant future obligations to perform under the arrangement. However, the Company will defer recognition for licensing fees when the Company has significant future performance requirements, the fee is not fixed (such as royalties earned as a percentage of future revenue), or the fees are otherwise contingent.

Leases

At lease inception, the Company determines an arrangement is a lease if the contract involves the use of a distinct identified asset, the lessor does not have substantive substitution rights and the lessee obtains control of the asset throughout the period by obtaining substantially all of the economic benefit of the asset and the right to direct the use of the asset. Depending on the terms, leases are classified as either operating or finance leases, if the Company is the lessee, or as operating, sales-type or direct financing leases, if the Company is the lessor. The Company does not have any sales-type or direct financing leases. Lease agreements frequently include other services such as maintenance, electricity, security, janitorial and reception services. The Company accounts for the lease and non-lease components in its arrangements as a single lease component.

Accounting for Leases as a Lessee

Right-of-use assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Assets and liabilities are recognized based on the present value of lease payments over the lease term. Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to five years or more. The exercise of the renewal option is at the Company's sole discretion and the Company considers these options in determining the lease term used to establish its right-of-use assets and lease liabilities. The Company will remeasure its lease liability and adjust the related right-of-use asset upon the occurrence of the following: lease modifications not accounted for as a separate contract; a triggering event that changes the certainty of the lessee exercising an option to renew or terminate the lease, or purchase the underlying asset; a change to the amount probable of being owed by the Company under a residual value guarantee; or the resolution of a contingency upon which the variable lease payments are based such that those payments become fixed.

Because most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The Company would use the implicit rate when readily determinable. Operating lease expense is generally recognized on a straight-line basis over the lease term. Finance lease assets are generally amortized over the term of the lease. If the finance lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain it will exercise an option to purchase the underlying asset, the finance lease assets are amortized on a straight-line basis over the useful life of the asset. Interest expense on the finance lease liability is recognized using the effective interest rate method and is presented within interest expense on the Company's consolidated statements of operations.

Operating leases with a lease term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Variable lease payment amounts that cannot be determined at the commencement of the lease, such as increases in lease payments based on changes in index rates, are not included in the right-of-use assets or liabilities. These variable lease payments are expensed as incurred.

Accounting for Leases as a Lessor

Lease income is recognized on a straight-line basis over the lease term. Variable lease payments, if any, are recognized as income in the period received. The underlying asset in an operating lease is carried at depreciated cost and is included in property and equipment.

Advertising

The Company expenses the costs of producing advertisements at the time production occurs and expenses the cost of communicating the advertising in the period in which the advertising is used. Advertising costs are included in sales, general and administrative expenses in the consolidated statements of operations and amounted to approximately $11.5 million, $7.5 million, and $5.1 million for the years ended June 25, 2023, June 26, 2022 and June 27, 2021, respectively.

Retirement Savings Plan

The Company sponsors one employee benefit plan (the 401(k) Plan) pursuant to Section 401(k) of the Internal Revenue Code. All U.S. employees are eligible to participate under the 401(k) Plan on the first day of a new fiscal month after the date of hire. Under the 401(k) Plan, there is no fixed dollar amount of retirement benefits; rather, the Company matches a defined percentage of employee deferrals, and employees vest in these matching funds over time. Employees choose their investment elections from a list of available investment options. During the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, the Company contributed approximately $12.3 million, $10.3 million and $8.0 million to the 401(k) Plan, respectively. The Pension Benefit Guaranty Corporation does not insure the 401(k) Plan.

Research and Development

Research and development expenses consist primarily of employee salaries and related compensation costs, occupancy costs, consulting costs and the cost of development equipment and supplies. Research and development activities are expensed when incurred.

Earnings/Loss Per Share

Basic earnings/loss per share is computed by dividing net income/loss by the weighted average number of shares of common stock outstanding for the applicable period. Diluted earnings per share is determined in the same manner as basic earnings/loss per share except that the impacts from interest expense and dividends on net income/loss are removed and the number of shares is increased to assume exercise of potentially dilutive stock options, nonvested restricted stock, contingently issuable shares using the treasury stock method and the potential issuance of shares in connection with the Company's convertible notes, unless the effect of such increases would be anti-dilutive. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recognized in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

Stock-Based Compensation

The Company accounts for its employee stock-based compensation plans using the fair value method. The fair value method requires the Company to estimate the grant-date fair value of its stock-based awards and amortize this fair value to compensation expense over the requisite service period or vesting term.

The Company’s stock-based awards can be either service-based or performance-based. Performance-based conditions may be tied to future financial and/or operating performance of the Company, external based market metrics or internal performance metrics.

For service-based restricted stock units (RSUs) and performance-based RSUs (commonly referred to as PSUs) with internal metrics, the grant-date fair value is based upon the market price of the Company’s common stock on the date of the grant. For performance-based RSUs, the Company reassesses the probability of the achievement of the performance condition at each reporting period and adjusts the compensation expense for subsequent changes in the estimate or actual outcome. This fair value is then amortized to compensation expense over the requisite service period or vesting term.

For performance-based awards with market conditions, the Company estimates the grant date fair value using the Monte Carlo valuation model and expenses the awards over the vesting period regardless of whether the market condition is ultimately satisfied.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of the Company's Employee Stock Purchase Plan (ESPP) awards. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected stock price volatility over the term of the awards, the risk-free interest rate and expected dividends. Due to the inherent limitations of option-valuation models, future events that are unpredictable and the estimation process utilized in determining the valuation of the stock-based awards, the ultimate value realized by award holders may vary significantly from the amounts expensed in the Company's financial statements.

Stock-based compensation expense is recognized net of estimated forfeitures such that expense is recognized only for those stock-based awards that are expected to vest. A forfeiture rate is estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

See Note 13, "Stock-based Compensation," for more information about the Company's stock-based compensation plans.

Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards and credit carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, valuation allowances are established. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Taxes payable which are not based on income are accrued ratably over the period to which they apply. For example, payroll taxes are accrued each period end based upon the amount of payroll taxes that are owed as of that date; whereas taxes such as property taxes and franchise taxes are accrued over the fiscal year to which they apply if paid at the end of a period, or they are amortized ratably over the fiscal year if they are paid in advance.

Foreign Currency Translation

All of the Company's operations have a U.S. Dollar functional currency and therefore no foreign currency translation adjustments are recognized in other comprehensive loss in the consolidated statements of comprehensive loss. The Company and its subsidiaries transact business in currencies other than the U.S. Dollar and as such, the Company experiences varying amounts of foreign currency exchange gains and losses.

Joint Venture

Effective July 17, 2017, the Company entered into a Shareholders Agreement with San'an Optoelectronics Co., Ltd. (San'an) and Cree Venture LED Company Limited (Cree Venture LED) pursuant to which the Company and San'an funded their contributions to Cree Venture LED and agreed upon the management and operation of Cree Venture LED. The Company contributed $5.1 million of cash for a 51% ownership interest and San'an contributed $4.9 million of cash for a 49% ownership interest.

The Company's interest in Cree Venture LED was included in the LED Business Divestiture and its related activity is classified as discontinued operations.

Supplemental Cash Flow Information

Cash paid for interest was $29.5 million, $13.1 million, and $14.1 million for the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, respectively.

Cash paid (received) for taxes, net of refunds received, was $2.9 million, $(4.4) million and $11.0 million for the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, respectively.

Recently Adopted Accounting Pronouncements

Convertible Debt Instruments

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity

(Subtopic 815-40). This standard simplifies the accounting for convertible instruments by eliminating the cash conversion and the beneficial conversion accounting models. This update also amends the guidance for the derivatives scope exception for contracts in an entity's own equity. The update requires an entity to use the if-converted method for all convertible instruments in the diluted earnings per share calculation.

The Company adopted this standard on June 27, 2022, the first day of its 2023 fiscal year, under the modified retrospective approach. The adoption resulted in (i) a reduction of additional paid in capital by $333.0 million for the recombination of the equity conversion component of the convertible notes outstanding, which was initially separated and recorded in equity, (ii) an increase in the cumulative convertible note carrying value of $277.9 million as a result of removing previously recorded debt discounts, (iii) a decrease in property, plant and equipment for previously capitalized non-cash interest of $25.4 million and (iv) a decrease to beginning accumulated deficit as of June 27, 2022 of $29.7 million to recognize the cumulative gain on adoption. The Company did not recognize a discrete tax impact related to the opening deferred tax balances as of June 27, 2022 due to a full U.S. valuation allowance.

Government Assistance

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) - Disclosures by Business Entities about Government Assistance. This standard requires entities to provide annual disclosures regarding government assistance. More specifically, the amendments in the standard improve financial reporting by requiring disclosures that increase the transparency of transactions with a government accounted for by applying a grant or contribution accounting model by analogy, including (1) the types of transactions; (2) the accounting for those transactions; and (3) the effect of those transactions on an entity's financial statements. The Company adopted this standard on June 27, 2022 under the prospective approach.

Recently Issued Accounting Pronouncements Pending Adoption

None.

Note 3 – Discontinued Operations

On March 1, 2021, the Company completed the sale of certain assets and subsidiaries comprising its former LED Products segment to SMART Global Holdings, Inc. (SGH) and its wholly owned subsidiary CreeLED, Inc. (CreeLED and collectively with SGH, SMART) (the LED Business Divestiture) pursuant to the terms of the Asset Purchase Agreement (the LED Purchase Agreement), dated October 18, 2020, as amended. Pursuant to the LED Purchase Agreement, (i) the Company completed the sale to SMART of (a) certain equipment, inventory, intellectual property rights, contracts, and real estate comprising the Company's former LED Products segment, (b) all of the issued and outstanding equity interests of Cree Huizhou Solid State Lighting Company Limited (Cree Huizhou), a limited liability company organized under the laws of the People's Republic of China and an indirect wholly owned subsidiary of the Company, and (c) the Company's ownership interest in Cree Venture LED, the Company's joint venture with San'an Optoelectronics Co., Ltd. (collectively, the LED Business); and (ii) SMART assumed certain liabilities related to the LED Business. The Company retained certain assets used in and pre-closing liabilities associated with the former LED Products segment.

The purchase price for the LED Business consisted of (i) a payment of $50 million in cash, subject to customary adjustments, (ii) an unsecured promissory note issued to the Company by SGH in the amount of $125 million (the Purchase Price Note), (iii) the potential to receive an earn-out payment between $2.5 million and $125 million based on the revenue and gross profit performance of the LED Business in the first four full fiscal quarters following the closing, also payable in the form of a unsecured promissory note of SGH (the Earnout Note), and (iv) the assumption of certain liabilities. The Purchase Price Note had a maturity date of August 15, 2023, and as explained further below, was prepaid by SGH in full pursuant to its terms, along with outstanding accrued and unpaid interest as of the payment date, in the third quarter of fiscal 2022. The Earnout Note was issued by CreeLED in the fourth quarter of 2022, had a maturity date of March 27, 2025 and as explained further below, was prepaid by CreeLED in full pursuant to its terms, in connection with the forgiveness by the Company of outstanding accrued and unpaid interest as of the payment date, in the first quarter of fiscal 2023. In fiscal 2021, the Company recognized a loss on sale of the LED Business of $29.1 million. The cost of selling the LED Business was $27.4 million, which was recognized throughout fiscal 2020 and 2021.

In connection with the closing of the LED Business Divestiture, the Company and CreeLED also entered into certain ancillary and related agreements, including (i) an Intellectual Property Assignment and License Agreement, which assigned to CreeLED certain intellectual property owned by the Company and its affiliates and licensed to CreeLED certain additional intellectual property owned by the Company, (ii) a Transition Services Agreement (LED TSA), (iii) a Wafer Supply and Fabrication Services Agreement (the Wafer Supply Agreement), pursuant to which the Company will supply CreeLED with certain silicon carbide materials and fabrication services for up to four years, and (iv) a Real Estate License Agreement (LED RELA), which will allow CreeLED to use certain premises owned by the Company to conduct the LED Business for a period of up to 24 months after closing.

In the third quarter of fiscal 2022, the Company received an early payment for the Purchase Price Note. The principal amount of $125.0 million was paid in full, along with outstanding accrued interest as of the payment date.

In the fourth quarter of fiscal 2022, the Company received the Earnout Note with a principal amount of $101.8 million. As a result, the Company recorded a net gain of $94.2 million within discontinued operations, net in the consolidated statements of operations for fiscal year ended June 26, 2022. The gain recorded is net of $3.9 million in taxes and $1.2 million in transaction fees. Additionally, the amount is less a previously recorded gain of $2.5 million, which was recorded in fiscal 2021 as part of the total loss on sale to account for the minimum amount of the Earnout Note. In the first quarter of fiscal 2023, the Company received an early payment for the Earnout Note for the full principal amount of $101.8 million and the Company agreed to forgo payment by CreeLED of the outstanding accrued interest as of the payment date.

In addition to the $94.2 million net gain from discontinued operations recognized in fiscal year ended June 26, 2022 as a result of receiving the Earnout Note, the following table presents the financial results of the LED Business as loss from discontinued operations, net of income taxes in the Company's consolidated statements of operations for the fiscal year ended June 27, 2021:

(in millions of U.S. Dollars)	**Fiscal Year Ended June 27, 2021**
Revenue, net	$272.8
Cost of revenue, net	213.3
Gross profit	59.5
Operating expenses:	
Research and development	22.3
Sales, general and administrative	29.4
Goodwill impairment	112.6
Impairment on assets held for sale	19.5
Gain on disposal or impairment of long-lived assets	(1.6)
Other operating expense	18.7
Operating loss	(141.4)
Non-operating income	(0.3)
Loss before income taxes and loss on sale	(141.1)
Loss on sale	29.1
Loss before income taxes	(170.2)
Income tax expense	11.0
Net loss	(181.2)
Net income attributable to noncontrolling interest	1.4
Net loss attributable to controlling interest	($182.6)

As of September 27, 2020, the Company determined it would more likely than not sell all or a portion of the assets comprising the LED Products segment below carrying value. As a result, the Company recorded an impairment to goodwill of $105.7 million.

As of December 27, 2020, the Company recorded an additional impairment to goodwill of $6.9 million and an impairment to assets held for sale associated with the LED Business Divestiture of $19.5 million.

For the fiscal years ended June 26, 2022 and June 27, 2021, the Company recognized $3.9 million and $11.0 million, respectively, of income tax expense related to discontinued operations, which primarily related to the foreign operations of the

LED Business. Income tax expense related to discontinued operations for the fiscal year ended June 26, 2022 and June 27, 2021 includes $2.4 million and $4.1 million, respectively, of income tax expense related to the sale of the issued and outstanding equity interests of Cree Huizhou in the third quarter of fiscal 2021.

The income tax impact of the U.S. operations of the LED Business for all periods presented were offset with a valuation allowance as described in Note 14, "Income Taxes."

For the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, the Company recognized $2.4 million, $3.6 million and $1.2 million in administrative fees related to the LED RELA, respectively, none of which is included in accounts receivable, net in the consolidated balance sheets as of June 25, 2023. Fees related to the LED RELA were recorded as lease income. See Note 5, "Leases" below for additional information.

For the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, the Company recognized $6.0 million, $9.2 million and $4.0 million in administrative fees related to the LED TSA, respectively, of which $0.2 million are included in accounts receivable, net in the consolidated balance sheets as of June 25, 2023. Fees related to the LED TSA were recorded as a reduction in expense within the line item in the consolidated statements of operations in which costs were incurred.

At the inception of the Wafer Supply Agreement, the Company recorded a supply agreement liability of $31.0 million, none of which was outstanding as of June 25, 2023.

The Company recognized a net loss of $13.6 million, $0.8 million and $0.8 million in non-operating expense, net for the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, respectively, related to the Wafer Supply Agreement. A receivable of $1.3 million was included in other assets in the consolidated balance sheets as of June 25, 2023.

Note 4 – Revenue Recognition

The Company follows a five-step approach for recognizing revenue, consisting of the following: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the entity satisfies a performance obligation.

Contract liabilities primarily include various rights of return and customer deposits, as well as a reserve on the Company's "ship and debit" program. Contract liabilities were $73.8 million and $47.8 million as of June 25, 2023 and June 26, 2022, respectively. The increase was primarily due to increased customer reserve deposits and ship and debit reserves. Contract liabilities are recorded within accrued contract liabilities and other long-term liabilities on the consolidated balance sheets.

Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Incidental contract costs that are not material in context of the delivery of products are expensed as incurred. Sales commissions are expensed when the amortization period is less than one year. Contract assets, such as costs to obtain or fulfill contracts, are an insignificant component of the Company’s revenue recognition process. The majority of the Company’s fulfillment costs as a manufacturer consist of inventory, fixed assets, and intangible assets, all of which are accounted for under the respective guidance for those asset types.

The Company’s accounts receivable balance represents the Company’s unconditional right to receive consideration from its customers with contracts. Payments are typically due within 30 days of the completion of the performance obligation and invoicing, and therefore do not contain significant financing components.

Sales tax, value-added tax, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue, and shipping and handling costs are treated as fulfillment activities and are included in cost of revenue in the Company’s consolidated statements of operations.

For the fiscal years ended June 25, 2023 and June 26, 2022, the Company did not recognize any material revenue that was included in contract liabilities at the start of each respective fiscal year.

Product Line Revenue

The Company sells products from within three product lines: Power Products, silicon carbide and GaN materials (Materials Products) and RF Products. Revenue from these three product lines is as follows:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**
Power Products	$408.9	$276.4	$132.8
Materials Products	349.3	295.5	241.6
RF Products	163.7	174.3	151.2
Total	$921.9	$746.2	$525.6

Geographic Information

The Company conducts business in several geographic areas. Revenue is attributed to a particular geographic region based on the shipping address for the products. Disaggregated revenue from external customers by geographic area is as follows:

	For the Years Ended					
	June 25, 2023		**June 26, 2022**		**June 27, 2021**	
(in millions of U.S. Dollars)	**Revenue**	**%**	**Revenue**	**%**	**Revenue**	**%**
Europe	$ 291.5	31.6 %	$ 260.4	34.9 %	$ 188.9	35.9 %
Hong Kong	214.1	23.2 %	162.6	21.8 %	80.7	15.4 %
Asia Pacific (excluding China and Hong Kong)	194.3	21.1 %	128.9	17.3 %	114.7	21.8 %
United States	188.6	20.5 %	142.7	19.1 %	117.3	22.3 %
China	29.6	3.2 %	48.6	6.5 %	19.4	3.7 %
Other	3.8	0.4 %	3.0	0.4 %	4.6	0.9 %
Total	$ 921.9		$ 746.2		$ 525.6	

Note 5 – Leases

The Company primarily leases manufacturing and office spaces. The Company also has a number of bulk gas leases. Lease agreements frequently include renewal provisions and require the Company to pay real estate taxes, insurance and maintenance costs. Variable costs include lease payments that were volume or usage-driven in accordance with the use of the underlying asset, as well as non-lease components incurred with respect to actual terms rather than contractually fixed amounts. For details on the Company's lease policies, see the significant accounting policy disclosures in Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

The Company's finance lease obligations primarily relate to contract manufacturing space in Malaysia and a 49-year ground lease on the Company's silicon carbide device fabrication facility in New York.

Balance Sheet

Lease assets and liabilities and the corresponding balance sheet classifications are as follows (in millions of U.S. Dollars):

Operating Leases:	**June 25, 2023**	**June 26, 2022**
Right-of-use asset [1]	$104.6	$48.5
Current lease liability [2]	7.9	4.6
Non-current lease liability [3]	117.2	43.6
Total operating lease liabilities	125.1	48.2
Finance Leases:		
Finance lease assets [4]	$9.6	$10.3
Current portion of finance lease liabilities	0.5	0.5
Finance lease liabilities, less current portion	9.2	9.6
Total finance lease liabilities	9.7	10.1

[1] Within other assets on the consolidated balance sheets.
[2] Within other current liabilities on the consolidated balance sheets.
[3] Within other long-term liabilities on the consolidated balance sheets.
[4] Within property and equipment, net on the consolidated balance sheets.

Statement of Operations

Operating lease expense was $11.0 million, $8.1 million and $5.5 million in fiscal 2023, 2022 and 2021, respectively.

Short-term lease expense was immaterial in fiscal 2023, 2022 and 2021.

Finance lease amortization was $0.8 million, $1.2 million and $1.0 million, and interest expense was $0.3 million, $0.3 million and $0.3 million, in fiscal 2023, 2022 and 2021, respectively.

Cash Flows

Cash flow information consisted of the following [1]:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**
Cash (used in) provided by operating activities:			
Cash paid for operating leases	($6.7)	($8.1)	($5.7)
Cash received for tenant allowance on operating leases	17.8	—	—
Cash paid for interest portion of financing leases	(0.3)	(0.3)	(0.3)
Cash used in financing activities:			
Cash paid for principal portion of finance leases	(0.5)	(0.5)	(0.4)

[1] See Note 6, "Financial Statement Details," for non-cash activities related to leases.

Lease Liability Maturities

Maturities of operating and finance lease liabilities as of June 25, 2023 were as follows (in millions of U.S. Dollars):

Fiscal Year Ending	Operating Leases	Finance Leases	Total
June 30, 2024	$12.0	$0.7	$12.7
June 29, 2025	12.1	0.7	12.8
June 28, 2026	17.1	0.7	17.8
June 27, 2027	13.1	0.4	13.5
June 26, 2028	12.2	0.2	12.4
Thereafter	104.3	14.0	118.3
Total lease payments	170.8	16.7	187.5
Future tenant improvement allowances	(3.7)	—	(3.7)
Imputed lease interest	(42.0)	(7.0)	(49.0)
Total lease liabilities	$125.1	$9.7	$134.8

Supplemental Disclosures

	Operating Leases	Finance Leases
Weighted average remaining lease term (in months) [1]	153	473
Weighted average discount rate [2]	4.33 %	2.67 %

[1] Weighted average remaining lease term of finance leases without the 49-year ground lease is 40 months.
[2] Weighted average discount rate of finance leases without the 49-year ground lease is 3.50%.

Lease Income

As mentioned in Note 3, "Discontinued Operations," on March 1, 2021 and in connection with the LED Business Divestiture, the Company entered into the LED RELA pursuant to which the Company leased to CreeLED approximately 58,000 square feet of the Company's property and certain facilities in Durham, North Carolina for a total of $3.6 million per year. The lease term was 24 months and expired on February 26, 2023.

In addition, the Company leases space to a third party at one of its owned facilities.

The Company recognized lease income of $2.5 million, $3.6 million and $1.2 million for the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, respectively.

The Company did not recognize any variable lease income for the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021.

Note 6 – Financial Statement Details

Accounts Receivable, net

Accounts receivable, net consisted of the following:

(in millions of U.S. Dollars)	June 25, 2023	June 26, 2022
Billed trade receivables	$152.1	$148.0
Unbilled contract receivables	2.3	2.7
Royalties	1.1	0.7
	155.5	151.4
Allowance for bad debts	(0.7)	(1.2)
Accounts receivable, net	$154.8	$150.2

Changes in the Company's allowance for bad debts were as follows:

(in millions of U.S. Dollars)	Fiscal Years Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
Balance at beginning of period	$1.2	$0.8	$0.7
Current period provision change	(0.5)	0.4	0.1
Write-offs, net of recoveries	—	—	—
Balance at end of period	$0.7	$1.2	$0.8

Inventories

Inventories consisted of the following:

(in millions of U.S. Dollars)	June 25, 2023	June 26, 2022
Raw material	$101.8	$60.2
Work-in-progress	200.4	135.9
Finished goods	25.3	30.9
Inventories	$327.5	$227.0

Other Current Assets

Other current assets consisted of the following:

(in millions of U.S. Dollars)	June 25, 2023	June 26, 2022
Reimbursement receivable on long-term incentive agreement	$91.3	$132.5
Accrued interest receivable	10.1	5.9
Short-term deposit on long-term incentive agreement	10.0	—
Insurance deposit	6.3	—
VAT receivables	4.8	0.2
Inventory related to the Wafer Supply Agreement	3.9	3.9
Other receivables	2.2	2.2
Receivable on the Wafer Supply Agreement	1.3	2.7
Other	1.8	4.0
Other current assets	$131.7	$151.4

Property and Equipment, net

Property and equipment, net consisted of the following:

(in millions of U.S. Dollars)	June 25, 2023	June 26, 2022
Machinery and equipment	$1,333.4	$1,167.3
Land and buildings	966.4	407.4
Computer hardware/software	76.5	61.9
Furniture and fixtures	8.1	8.0
Leasehold improvements and other	14.5	11.0
Vehicles	0.6	0.6
Finance lease assets	9.6	10.3
Construction in progress	873.5	802.3
Property and equipment, gross	3,282.6	2,468.8
Accumulated depreciation	(1,091.2)	(987.7)
Property and equipment, net	$2,191.4	$1,481.1

Depreciation of property and equipment totaled $148.1 million, $100.4 million and $100.5 million for the years ended June 25, 2023, June 26, 2022 and June 27, 2021, respectively.

During the years ended June 25, 2023, June 26, 2022 and June 27, 2021, the Company recognized approximately $3.7 million, $1.0 million and $4.3 million, respectively, as losses on disposals or impairments of property and equipment of which $1.8 million, $1.3 million, and $3.4 million are related to the Company's start-up and factory optimization activities and are reflected in other operating expense for the years ended June 25, 2023, June 26, 2022 and June 27, 2021, respectively. The remaining amount of these charges are reflected in loss on disposal or impairment of other assets in the consolidated statements of operations.

The majority of the Company's property and equipment, net is in the United States. As of June 25, 2023 and June 26, 2022, the Company held $66.5 million and $58.6 million, respectively, of property and equipment, net outside of the United States, primarily related to assets held at contract manufacturing space in Malaysia.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**
Accounts payable, trade	$44.9	$57.8
Accrued salaries and wages	66.3	80.6
Accrued property and equipment	328.4	132.1
Accrued expenses	97.3	37.2
Accounts payable and accrued expenses	$536.9	$307.7

Other Operating Expense

The following table summarizes the components of other operating expense:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**
Project, transformation and transaction costs	22.9	6.6	7.3
Factory optimization restructuring costs [1]	—	6.1	7.6
Severance costs	3.4	1.2	6.2
Other operating expense	$26.3	$13.9	$21.1

[1] Factory optimization restructuring costs relate to the Company's multi-year factory optimization restructuring plan, which was implemented in connection with the Company's expansion activities between fiscal 2019 and fiscal 2022. As part of the factory optimization restructuring plan, the Company incurred restructuring charges associated with the movement of equipment as well as disposals on certain long-lived assets. The factory optimization restructuring plan concluded in fiscal 2022.

Non-Operating Expense (Income), net

The following table summarizes the components of non-operating expense (income), net:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**
Interest income	($58.2)	($11.8)	($10.1)
Interest expense, net of capitalized interest	42.6	25.1	45.4
Gain on arbitration proceedings [1]	(50.3)	—	—
Loss on debt extinguishment [2]	—	24.8	—
Gain on equity investment	—	—	(8.3)
Loss on Wafer Supply Agreement	13.6	0.8	0.8
Gain on sale of investments, net	—	(0.3)	(0.4)
Other, net	0.2	(0.3)	(1.1)
Non-operating (income) expense, net	($52.1)	$38.3	$26.3

[1] In the first quarter of fiscal 2023, the Company received an arbitration award in relation to a former customer failing to fulfill contractual obligations to purchase a certain amount of product over a period of time. In the second quarter of fiscal 2023, a final payment, net of legal fees, was received. The arbitration award is recognized as non-operating income, net of legal fees incurred.

[2] As discussed further in Note 10, "Long-term Debt," in the second quarter of fiscal 2022, all outstanding 2023 Notes (as defined below) were surrendered for conversion, resulting in the settlement of all outstanding 2023 Notes in shares, with fractional shares paid in cash.

Accumulated Other Comprehensive (Loss) Income, net of taxes

Accumulated other comprehensive (loss) income, net of taxes, consisted of $25.1 million of net unrealized losses on available-for-sale securities and $25.3 million of net unrealized gains on available-for-sale securities as of June 25, 2023 and June 26, 2022, respectively. Amounts for both periods include a $2.4 million loss related to tax on unrealized loss on available-for-sale securities.

Reclassifications Out of Accumulated Other Comprehensive Income

The Company reclassified a net loss of less than $0.1 million and a net gain of $0.3 million and $0.4 million on available for sale securities out of accumulated other comprehensive income for the fiscal years ended June 25, 2023, June 26, 2022, and June 27, 2021, respectively. Amounts were reclassified to non-operating expense (income), net on the consolidated statements of operations.

Additionally, in fiscal 2021, $9.5 million of currency translation gain related to the former LED Products segment was reclassified out of accumulated other comprehensive income and recognized in the consolidated statements of operations as part of the loss on sale of discontinued operations.

Statements of Cash Flows - non-cash activities

	Fiscal Years Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
Lease asset and liability additions	$63.8	$39.0	$7.9
Lease asset and liability modifications, net	0.5	8.6	1.7
Transfer of finance lease liability to accounts payable and accrued expenses [1]	—	—	4.2
Receivables for property, plant and equipment related insurance proceeds	—	—	1.9
Settlement of 2023 Notes in shares of common stock [2]	—	416.1	—
Decrease in property, plant and equipment from investment tax credit receivables	167.4	—	—
Decrease in property, plant and equipment from long-term incentive related receivables	114.0	119.0	16.4
Accrued property and equipment as of the fiscal year end date	328.4	132.1	248.3

[1] In the first quarter of fiscal 2021, the Company executed the available bargain purchase option for certain finance leases relating to property and equipment, net, in order to purchase the assets.

[2] As discussed further in Note 10, "Long-term Debt," in the second quarter of fiscal 2022, all outstanding 0.875% convertible senior notes due September 1, 2023 (the 2023 Notes) were surrendered for conversion, resulting in the settlement of all outstanding 2023 Notes in shares, with fractional shares paid in cash.

Note 7 – Investments

Investments consist of municipal bonds, corporate bonds, U.S. agency securities, U.S. treasury securities, commercial paper, certificates of deposit, and variable rate demand notes. All short-term investments are classified as available-for-sale. The Company did not have any long-term investments as of June 25, 2023 and June 26, 2022.

Short-term investments as of June 25, 2023 consist of the following:

	June 25, 2023				
(in millions of U.S. Dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Credit Loss Allowance	Estimated Fair Value
Corporate bonds	$512.3	$—	($16.7)	$—	$495.6
U.S. treasury securities	261.8	—	(1.4)	—	260.4
Municipal bonds	179.7	—	(4.4)	—	175.3
Certificates of deposit	112.3	—	—	—	112.3
U.S. agency securities	77.0	—	(0.2)	—	76.8
Commercial paper	50.2	—	—	—	50.2
Variable rate demand notes	27.3	—	—	—	27.3
Total short-term investments	$1,220.6	$—	($22.7)	$—	$1,197.9

The following table presents the gross unrealized losses and estimated fair value of the Company's short-term investments, aggregated by investment type and the length of time that individual securities have been in a continuous unrealized loss position:

	June 25, 2023					
	Less than 12 Months		Greater than 12 Months		Total	
(in millions of U.S. Dollars)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate bonds	$151.5	($0.5)	$324.1	($16.2)	$475.6	($16.7)
U.S. treasury securities	229.3	(0.5)	31.1	(0.9)	260.4	(1.4)
Municipal bonds	61.4	(0.4)	105.9	(4.0)	167.3	(4.4)
U.S. agency securities	74.8	(0.2)	2.0	—	76.8	(0.2)
Commercial Paper	3.9	—	—	—	3.9	—
Total	$520.9	($1.6)	$463.1	($21.1)	$984.0	($22.7)
Number of securities with an unrealized loss		95		234		329

Short-term investments as of June 26, 2022 consist of the following:

	June 26, 2022				
(in millions of U.S. Dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Credit Loss Allowance	Estimated Fair Value
Corporate bonds	465.8	—	(17.8)	—	448.0
Municipal bonds	166.5	0.1	(4.4)	—	162.2
Variable rate demand notes	69.4	—	—	—	69.4
U.S. treasury securities	66.5	—	(0.7)	—	65.8
U.S. agency securities	4.0	—	(0.1)	—	3.9
Total short-term investments	772.2	0.1	(23.0)	—	749.3

The following table presents the gross unrealized losses and estimated fair value of the Company's short-term investments, aggregated by investment type and the length of time that individual securities have been in a continuous unrealized loss position:

	June 26, 2022					
	Less than 12 Months		Greater than 12 Months		Total	
(in millions of U.S. Dollars)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate bonds	$431.1	($17.4)	$8.3	($0.4)	$439.4	($17.8)
Municipal bonds	150.0	(4.4)	1.0	—	151.0	(4.4)
U.S. treasury securities	65.8	(0.7)	—	—	65.8	(0.7)
U.S. agency securities	3.9	(0.1)	—	—	3.9	(0.1)
Total	$650.8	($22.6)	$9.3	($0.4)	$660.1	($23.0)
Number of securities with an unrealized loss		346		5		351

Additionally, the Company held cash equivalent securities in unrealized loss positions as of June 25, 2023 and June 26, 2022. As of June 25, 2023, the Company held two cash equivalent securities in unrealized loss positions with an aggregate fair value of $18.5 million and an aggregate unrealized loss of less than $0.1 million. As of June 26, 2022, the Company held six cash equivalent securities in unrealized loss positions with an aggregate fair value of $69.0 million and an aggregate unrealized loss of less than $0.1 million. All cash equivalents in unrealized loss positions as of June 25, 2023 and June 26, 2022 have been in unrealized loss positions for less than 12 months.

The Company does not include accrued interest in estimated fair values of short-term investments and does not record an allowance for credit losses on receivables related to accrued interest. Accrued interest receivable was $10.1 million and $5.9 million as of June 25, 2023 and June 26, 2022, respectively, and is recorded in other current assets on the consolidated balance sheets. When necessary, write-offs of noncollectable interest income are recorded as a reversal to interest income. There were no write-offs of noncollectable interest income for the years ended June 25, 2023 and June 26, 2022.

The Company evaluates its investments for expected credit losses. The Company believes it is able to and intends to hold each of the investments held with an unrealized loss as of June 25, 2023 until the investments fully recover in market value. No allowance for credit losses was recorded as of June 25, 2023 and June 26, 2022.

The contractual maturities of short-term investments at June 25, 2023 were as follows:

(in millions of U.S. Dollars)	**Within One Year**	**After One, Within Five Years**	**After Five, Within Ten Years**	**After Ten Years**	**Total**
Corporate bonds	$303.7	$191.9	$—	$—	$495.6
U.S. treasury securities	220.9	39.5	—	—	260.4
Municipal bonds	91.5	81.4	—	2.4	175.3
Certificates of deposit	112.3	—	—	—	112.3
U.S. agency securities	66.8	10.0	—	—	76.8
Commercial paper	50.2	—	—	—	50.2
Variable rate demand notes	—	—	9.7	17.6	27.3
Total short-term investments	$845.4	$322.8	$9.7	$20.0	$1,197.9

Note 8 – Fair Value of Financial Instruments

Under U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. U.S. GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. The fair value hierarchy is categorized into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 - Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The financial assets for which the Company performs recurring fair value remeasurements are cash equivalents and short-term investments. As of June 25, 2023, financial assets utilizing Level 1 inputs included U.S. treasury securities and money market funds, and financial assets utilizing Level 2 inputs included municipal bonds, corporate bonds, U.S. agency securities, commercial paper and variable rate demand notes. Level 2 assets are valued based on quoted prices in active markets for instruments that are similar or using a third-party pricing service's consensus price, which is a weighted average price based on multiple sources. These sources determine prices utilizing market income models which factor in, where applicable, transactions of similar assets in active markets, transactions of identical assets in infrequent markets, interest rates, bond or credit default swap spreads and volatility. The Company did not have any financial assets requiring the use of Level 3 inputs as of June 25, 2023. There were no transfers between Level 1 and Level 2 during the year ended June 25, 2023.

Financial instruments carried at fair value were as follows:

(in millions of U.S. Dollars)	June 25, 2023			June 26, 2022		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:						
Cash equivalents:						
Money market funds	$ 230.4	$ —	$ 230.4	$ 115.9	$ —	$ 115.9
U.S. treasury securities	20.7	—	20.7	69.0	—	69.0
Commercial paper	—	7.0	7.0	—	59.4	59.4
Total cash equivalents	251.1	7.0	258.1	184.9	59.4	244.3
Short-term investments:						
Corporate bonds	—	495.6	495.6	—	448.0	448.0
U.S. treasury securities	260.4	—	260.4	65.8	—	65.8
Municipal bonds	—	175.3	175.3	—	162.2	162.2
Certificates of deposit	—	112.3	112.3	—	—	—
U.S. agency securities	—	76.8	76.8	—	3.9	3.9
Commercial paper	—	50.2	50.2	—	—	—
Variable rate demand notes	—	27.3	27.3	—	69.4	69.4
Total short-term investments	260.4	937.5	1,197.9	65.8	683.5	749.3
Total assets	$511.5	$944.5	$1,456.0	$250.7	$742.9	$993.6

Note 9 – Goodwill and Intangible Assets

Goodwill

There were no changes to goodwill during the fiscal year ended June 25, 2023.

As of the first day of its fourth quarter of fiscal 2023, the Company performed a qualitative impairment test on the goodwill balance and concluded there was no impairment.

Intangible Assets

Intangible assets, net included the following:

(in millions of U.S. Dollars)	June 25, 2023			June 26, 2022		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets:						
Customer relationships	$96.8	($37.4)	$59.4	$96.8	($31.2)	$65.6
Developed technology	68.0	(38.3)	29.7	68.0	(33.6)	34.4
Non-compete agreements	—	—	—	12.2	(12.2)	—
Acquisition related intangible assets	164.8	(75.7)	89.1	177.0	(77.0)	100.0
Patent and licensing rights	65.0	(38.2)	26.8	65.5	(40.1)	25.4
Total intangible assets	229.8	(113.9)	115.9	242.5	(117.1)	125.4

Total amortization of acquisition-related intangibles assets was $10.9 million, $13.6 million and $14.5 million and total amortization of patents and licensing rights was $5.0 million, $5.4 million and $5.9 million for the years ended June 25, 2023, June 26, 2022 and June 27, 2021, respectively.

The Company invested $6.5 million, $5.7 million and $5.9 million for the years ended June 25, 2023, June 26, 2022 and June 27, 2021, respectively, for patent and licensing rights. For the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, the Company recognized $0.1 million, $1.8 million and $0.7 million, respectively, in impairment charges related to its patent portfolio.

Total future amortization expense of intangible assets is estimated to be as follows:

(in millions of U.S. Dollars) **Fiscal Year Ending**	**Acquisition Related Intangibles**	**Patents**	**Total**
June 30, 2024	$10.4	$4.4	$14.8
June 29, 2025	10.4	3.4	13.8
June 28, 2026	9.3	2.6	11.9
June 27, 2027	9.3	2.1	11.4
June 26, 2028	9.3	1.8	11.1
Thereafter	40.4	12.5	52.9
Total future amortization expense	$89.1	$26.8	$115.9

Note 10 – Long-term Debt

Revolving Line of Credit

On June 23, 2023, the Company terminated its previously held $125.0 million secured revolving line of credit (the Credit Agreement) under which the Company was able to borrow, repay and reborrow loans from time to time prior to its scheduled maturity date of January 9, 2026. The Company did not have any borrowings under the Credit Agreement during the fiscal year ended June 25, 2023. Under the agreement, the Company paid an unused line fee on available borrowings of 25 basis points.

2023 Convertible Notes

On August 24, 2018, the Company sold $500.0 million aggregate principal amount of 0.875% convertible senior notes due September 1, 2023 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the Securities Act), and an additional $75.0 million aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment options of the underwriters (collectively, the 2023 Notes). The total net proceeds from the 2023 Notes offering was approximately $562.1 million. As discussed further below, the Company repurchased approximately $150.2 million aggregate principal amount of the 2023 Notes using a portion of net proceeds from the sale of an additional convertible note offering (the 2026 Notes, as defined and explained below) in April 2020.

On December 8, 2021 (the Redemption Notice Date), the Company issued a notice (the Redemption Notice) to holders of the 2023 Notes calling all outstanding 2023 Notes for redemption. The Redemption Notice designated December 23, 2021 as the redemption date (the Redemption Date). On the Redemption Date, the Redemption Price (as defined below) would have become due and payable on each of the 2023 Notes to be redeemed, and interest thereon would cease to accrue. However, any 2023 Notes called for redemption would not be redeemed if such note was converted before the Redemption Date. The Redemption Price for the 2023 Notes called for redemption was an amount in cash equal to the principal amount of such note plus accrued and unpaid interest on such note to, but excluding, the Redemption Date, which equated to a Redemption Price of $1,002.72222 per $1,000 principal amount of 2023 Notes (the Redemption Price).

As of the Redemption Notice Date, the conversion rate of the 2023 Notes was 16.6745 shares of the Company's common stock per $1,000 principal amount of such notes. However, in accordance with the Indenture, dated as of August 24, 2018, between the Company and U.S. Bank National Association, as trustee, which governed the terms of the 2023 Notes, the conversion rate for 2023 Notes that were converted after the Redemption Notice Date was increased to 16.7769 shares of the Company's common stock per $1,000 principal amount of such notes. Before the Redemption Date, all outstanding 2023 Notes were surrendered for conversion, resulting in the settlement of all outstanding 2023 Notes in approximately 7.1 million shares of the Company's common stock, with cash in lieu of any fractional shares. The fair value of shares issued upon conversion of all outstanding 2023 Notes was $788.0 million. The amount of cash paid for fractional shares was immaterial.

2026 Convertible Notes

On April 21, 2020, the Company sold $500.0 million aggregate principal amount of 1.75% convertible senior notes due May 1, 2026 to qualified institutional buyers pursuant to Rule 144A under the Securities Act and an additional $75.0 million aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment options of the underwriters (the 2026 Notes). The total net proceeds from the 2026 Notes offering was approximately $561.4 million.

The conversion rate will initially be 21.1346 shares of common stock per one thousand dollars in principal amount of 2026 Notes (equivalent to an initial conversion price of approximately $47.32 per share of common stock). The conversion rate will be subject to adjustment for some events, but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, or following the Company's issuance of a notice of redemption, the Company will increase the conversion rate for a holder who elects to convert its 2026 Notes in connection with such a corporate event, or who elects to convert any 2026 Notes called for redemption during the related redemption period in certain circumstances. The Company may redeem for cash all or any portion of the 2026 Notes, at its option, on a redemption date occurring on or after May 1, 2023 and on or before the 40th scheduled trading day immediately before the maturity date, if the last reported sales price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides a notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption. The redemption price will be 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company undergoes certain fundamental changes related to the Company's common stock, holders may require the Company to repurchase for cash all or any portions of their 2026 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Holders may convert their 2026 Notes at their option at any time prior to the close of business on the business day immediately preceding November 3, 2025 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending June 30, 2020 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per $1.0 thousand principal amount of 2026 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of its common stock and the conversion rate on each such trading day; (3) if the Company calls such 2026 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after November 3, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2026 Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver cash, shares of its common stock, or a combination of cash and shares of its common stock, at the Company's election.

The Company used approximately $144.3 million of the net proceeds from the sale of the 2026 Notes in April 2020 to repurchase approximately $150.2 million aggregate principal amount of the 2023 Notes, including approximately $0.2 million of accrued interest on such notes, in privately negotiated transactions.

2028 Convertible Notes

On February 3, 2022, the Company sold $650.0 million aggregate principal amount of 0.25% convertible senior notes due February 15, 2028 to qualified institutional buyers pursuant to Rule 144A under the Securities Act and an additional $100.0 million aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment options of the underwriters (the 2028 Notes). The total net proceeds from the 2028 Notes offering was approximately $732.3 million.

The Company used approximately $108.2 million of the net proceeds from the 2028 Notes to fund the cost of entering into capped call transactions, as described below.

The conversion rate will initially be 7.8602 shares of common stock per one thousand dollars in principal amount of 2028 Notes (equivalent to an initial conversion price of approximately $127.22 per share of common stock). The conversion rate will be subject to adjustment for some events, but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, or following the Company's issuance of a notice of redemption, the Company will increase the conversion rate for a holder who elects to convert its 2028 Notes in connection with such a corporate event, or who elects to convert any 2028 Notes called for redemption during the related redemption period in certain circumstances. The Company may not redeem the 2028 Notes prior to February 18, 2025. The Company may redeem for cash all or any portion of the 2028 Notes, at its option, on a redemption date occurring on or after February 18, 2025 and on or before the 40th scheduled trading day immediately before the maturity date, if the last reported sales price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides a notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption. The redemption price will be 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company undergoes certain fundamental changes related to the Company's common stock, holders may require the Company to repurchase for cash all or any portions of their 2028 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Holders may convert their 2028 Notes at their option at any time prior to the close of business on the business day immediately preceding August 16, 2027 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per $1.0 thousand principal amount of 2028 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of its common stock and the conversion rate on each such trading day; (3) if the Company calls such 2028 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after August 16, 2027 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2028 Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver cash, shares of its common stock, or a combination of cash and shares of its common stock, at the Company's election.

Capped Call Transactions in relation to the 2028 Notes

On January 31, 2022, in connection with the pricing of the 2028 Notes, the Company entered into privately negotiated capped call transactions with certain of the initial purchasers or affiliates thereof (the 2028 Notes Capped Call Counterparties). In connection with the exercise by the initial purchasers of their option to purchase additional notes, the Company entered into additional privately negotiated capped call transactions (such transactions, collectively, the 2028 Notes Capped Call Transactions) with each of the 2028 Notes Capped Call Counterparties. The 2028 Notes Capped Call Transactions initially cover, subject to customary anti-dilution adjustments, the aggregate number of shares of the Company’s common stock that initially underlie the 2028 Notes. The 2028 Capped Call Transactions are expected generally to reduce the potential dilutive effect on the common stock upon any conversion of 2028 Notes and/or offset any potential cash payments the Company is required to make in excess of the principal amount of converted 2028 Notes, as the case may be, with such reduction and/or offset subject to a cap which initially is $212.04 per share, representing a premium of 125% over the last reported sale price per share of the Company's common stock on January 31, 2022, subject to certain adjustments under the terms of the 2028 Notes Capped Call Transactions.

The 2028 Notes Capped Call Transactions are separate transactions entered into by the Company with each of the 2028 Notes Capped Call Counterparties, are not part of the terms of the 2028 Notes, and do not affect any holder’s rights under the 2028 Notes. Holders of the 2028 Notes do not have any rights with respect to the 2028 Notes Capped Call Transactions.

2029 Convertible Notes

On November 21, 2022, the Company sold $1,525.0 million aggregate principal amount of 1.875% convertible senior notes due December 1, 2029 to qualified institutional buyers pursuant to Rule 144A under the Securities Act and an additional $225.0 million aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment options of the underwriters (the 2029 Notes). The total net proceeds from the 2029 Notes offering was approximately $1,718.6 million.

The Company used approximately $273.9 million of the net proceeds from the 2029 Notes to fund the cost of entering into capped call transactions, as described below.

The conversion rate will initially be 8.4118 shares of common stock per one thousand dollars in principal amount of 2029 Notes (equivalent to an initial conversion price of approximately $118.88 per share of common stock). The conversion rate will be subject to adjustment for some events, but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, or following the Company's issuance of a notice of redemption, the Company will increase the conversion rate for a holder who elects to convert its 2029 Notes in connection with such a corporate event, or who elects to convert any 2029 Notes called for redemption during the related redemption period in certain circumstances. The Company may not redeem the 2029 Notes prior to December 4, 2026. The Company may redeem for cash all or any portion of the 2029 Notes, at its option, on a redemption date occurring on or after December 4, 2026 and on or before the 40th scheduled trading day immediately before the maturity date, if the last reported sales price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides a notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption. The redemption price will be 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company undergoes certain fundamental changes related to the Company's common stock, holders may require the Company to repurchase for cash all or any portions of their 2029 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Holders may convert their 2029 Notes at their option at any time prior to the close of business on the business day immediately preceding June 1, 2029 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ended March 31, 2023 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per $1.0 thousand principal amount of 2029 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of its common stock and the conversion rate on each such trading day; (3) if the Company calls such 2029 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after June 1, 2029 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2029 Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver cash, shares of its common stock, or a combination of cash and shares of its common stock, at the Company's election.

Capped Call Transactions in relation to the 2029 Notes

On November 16, 2022, in connection with the pricing of the 2029 Notes, the Company entered into privately negotiated capped call transactions with certain of the initial purchasers or their affiliates and another financial institution (the 2029 Notes Capped Call Counterparties). In connection with the exercise by the initial purchasers of their option to purchase additional notes, the Company entered into additional privately negotiated capped call transactions (such transactions, collectively, the 2029 Notes Capped Call Transactions) with each of the 2029 Notes Capped Call Counterparties. The 2029 Notes Capped Call Transactions initially cover, subject to customary anti-dilution adjustments, the aggregate number of shares of the Company’s common stock that initially underlie the 2029 Notes. The 2029 Notes Capped Call Transactions are expected generally to reduce the potential dilutive effect on the common stock upon any conversion of 2029 Notes and/or offset any potential cash payments the Company is required to make in excess of the principal amount of converted 2029 Notes, as the case may be, with such reduction and/or offset subject to a cap which initially is $202.538 per share, representing a premium of 130% over the last reported sale price per share of our common stock on November 16, 2022, subject to certain adjustments under the terms of the 2029 Notes Capped Call Transactions.

The 2029 Notes Capped Call Transactions are separate transactions entered into by the Company with each of the 2029 Notes Capped Call Counterparties, are not part of the terms of the 2029 Notes, and do not affect any holder’s rights under the 2029 Notes. Holders of the 2029 Notes do not have any rights with respect to the 2029 Notes Capped Call Transactions.

Accounting for the 2023 Notes, 2026 Notes, 2028 Notes and 2029 Notes

In accounting for the issuance of the 2023 Notes, 2026 Notes and 2028 Notes, the Company separated such notes into liability and equity components. The carrying amount of the equity component representing the conversion option was $110.6 million, $145.4 million and $187.6 million for the 2023 Notes, 2026 Notes and 2028 Notes, respectively. The amounts were determined by deducting the fair value of the liability component from the par value of each of the 2023 Notes, 2026 Notes and 2028 Notes. Due to the partial extinguishment of the 2023 Notes in connection with the issuance of the 2026 Notes, the equity component of the 2023 Notes was reduced by $27.7 million during the fourth quarter of fiscal 2020.

As a result of the full conversion of all outstanding 2023 Notes, the Company remeasured the outstanding liability for the 2023 Notes using a market rate for debt without a conversion option (the Market Rate) as of the Redemption Notice Date. The Company performed a present value calculation using the Market Rate and determined the fair value of the debt as of the Redemption Notice Date was $416.1 million, $24.7 million higher than the carrying value of the 2023 Notes as of the Redemption Notice Date. As a result, the Company recorded a loss on extinguishment of $24.8 million, which included a $0.1 million loss on extinguishment expense related to third party fees. Additionally, the equity component of the 2023 Notes was reduced to zero.

Upon adoption of ASU 2020-06 on June 27, 2022, the first day of fiscal 2023, the unamortized discounts on the 2026 Notes and 2028 Notes were eliminated and the liability and equity components relating to the debt issuance costs for the 2026 Notes and 2028 Notes are now presented as a single liability. Debt issuance costs for the 2026 Notes and 2028 Notes will be amortized to interest expense over their respective terms at an effective annual interest rate of 2.2% and 0.6%, respectively.

Debt issuance costs in relation to the 2029 Notes were accounted for as a reduction of the principal balance and will be amortized to interest expense over the term of the 2029 Notes at an effective interest rate of 2.1%.

The net carrying amount of the liability component of the Outstanding Convertible Notes is as follows:

(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**
Principal	$3,075.0	$1,325.0
Unamortized discount and issuance costs	(49.4)	(303.4)
Net carrying amount	$3,025.6	$1,021.6

The net carrying amount of the equity component of the Outstanding Convertible Notes is as follows:

(in millions of U.S. Dollars)	**June 25, 2023 [1]**	**June 26, 2022**
Discount related to value of conversion option	$—	$341.1
Debt issuance costs	—	(8.1)
Net carrying amount	$—	$333.0

[1] As discussed above, the equity components of the 2026 Notes and 2028 Notes were eliminated upon adoption of ASU 2020-06 on June 27, 2022, the first day of fiscal 2023.

The last reported sale price of the Company's common stock was not greater than or equal to 130% of the applicable conversion price for any of the Outstanding Convertible Notes for at least 20 trading days in the 30 consecutive trading days ended on June 30, 2023. As a result, none of the Outstanding Convertible Notes are convertible at the option of the holders through September 30, 2023.

2030 Senior Notes

On June 23, 2023 (the Issue Date), the Company sold $1,250 million aggregate principal amount of senior secured notes due 2030 (the 2030 Senior Notes). The total net proceeds from the 2030 Senior Notes was approximately $1,149.3 million. The total net proceeds are net of debt issuance costs and an original issue discount of $50.0 million.

The 2030 Senior Notes bear interest (i) during the first three years after the Issue Date at a rate of 9.875% per annum, (ii) during the fourth year after the Issue Date at a rate of 10.875% per annum, and (iii) at all times thereafter, 11.875% per annum, and will mature on the earlier of (x) June 23, 2030 and (y) September 1, 2029, if more than $175.0 million in aggregate principal amount of the 2029 Notes remain outstanding on such date. Subject to the fulfillment of certain conditions precedent, the Company may, at its discretion, issue and sell additional 2030 Senior Notes in an amount not to exceed $750.0 million.

The Indenture related to the 2030 Senior Notes (the 2030 Senior Notes Indenture) requires the Company to make an offer to repurchase the 2030 Senior Notes with 100% of the net cash proceeds of (x) certain core asset sales and casualty events and (y) certain non-core asset sales and casualty events, in either case in excess of $25.0 million since the Issue Date, subject to the ability to (so long as no default or event of default exists under the 2030 Senior Notes Indenture), reinvest the proceeds of such casualty events and asset sales (other than the proceeds of sales of certain core assets of the Company), at a price equal to the lesser of (i) 109.875% of the principal amount of the 2030 Senior Notes being repurchased and (ii) if such disposition or casualty event occurred (x) during the fourth year after the Issue Date, 109.40625% of the principal amount of such 2030 Senior Notes being repurchased, (y) during the fifth year after the Issue Date, 104.9375% of the principal amount of such 2030 Senior Notes being repurchased and (z) during and after the sixth year after the Issue Date, 100% of the principal amount of such 2030 Senior Notes being repurchased (this clause (ii), the Applicable Redemption Price). The Company is also required to offer to repurchase the 2030 Senior Notes upon a change in control, at a price equal to, (i) if the change of control occurs during the first three years after the Issue Date, a customary make-whole redemption price minus 3.00% of the principal amount of Senior Notes being purchased and (ii) if such change of control occurs after the third anniversary of the Issue Date, the Applicable Redemption Price. The Company may prepay the 2030 Senior Notes at any time, subject to: (i) if the prepayment occurs prior to the third anniversary of the Issue Date, by paying a customary make-whole premium and (ii) if the prepayment occurs on or after the third anniversary of the Issue Date, by paying the Applicable Redemption Price. Further, the Company has the right, prior to the third anniversary of the Issue Date, to make an optional redemption of up to 35% of the aggregate principal amount of the 2030 Senior Notes with the proceeds of qualified equity issuances, at a redemption price equal to 109.875%.

The 2030 Senior Notes Indenture contains certain customary affirmative covenants, negative covenants and events of default, including a liquidity maintenance financial covenant requiring the Company to have an aggregate amount of unrestricted cash and cash equivalents maintained in accounts over which the trustee and collateral agent has been granted a perfected first lien security interest of at least $500.0 million as of the last day of any calendar month (the Liquidity Covenant). Upon the Company achieving 30% utilization at its silicon carbide device fabrication facility in Marcy, New York and generating at least $240.0 million of revenue from the Company's Power product line, that are manufactured or produced on wafers that are fabricated at the Marcy, New York facility (the MVF Products), in each case over a six month period, the level of the Liquidity Covenant shall be permanently reduced to $325.0 million. Upon the Company's achieving 50% utilization at its Marcy, New York facility and generating at least $450.0 million of revenue from MVF Products, in each case over a six month period, the Liquidity Covenant will be permanently reduced to zero.

As of June 25, 2023, the Company was in compliance with all covenants relating to the 2030 Senior Notes.

The 2030 Senior Notes are superior in right of payment to the Company's unsecured indebtedness to the extent of the collateral securing the 2030 Senior Notes. Beyond the value of the collateral securing the 2030 Notes, the 2026 Notes, 2028 Notes, 2029 Notes and 2030 Senior Notes (Corporate Debt Holdings) are equal in right of payment to any of the Company's unsecured indebtedness; senior in right of payment to the Company's existing and future indebtedness that is expressly subordinated in right of payment to the Corporate Debt Holdings; effectively subordinated in right of payment of any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries.

Debt issuance costs in relation to the 2030 Senior Notes were accounted for as a reduction of the principal balance and, along with the original issue discount, will be amortized over the term of the 2030 Senior Notes at an effective interest rate of 12.4%.

The net carrying amount of the liability component of the 2030 Senior Notes is as follows:

(in millions of U.S. Dollars)	**June 25, 2023**
Principal	$1,250.0
Unamortized discount and issuance costs	(100.5)
Net carrying amount	$1,149.5

Interest Expense for the Corporate Debt Holdings

The interest expense, net recognized related to the Corporate Debt Holdings is as follows:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**
Interest expense, net of capitalized interest	$32.3	$2.6	$10.4
Amortization of discount and issuance costs, net of capitalized interest	7.5	20.1	32.8
Total interest expense, net	$39.8	$22.7	$43.2

The Company capitalizes interest in connection with ongoing capacity expansions. For the fiscal year ended June 25, 2023, the Company capitalized $0.8 million of interest expense and $0.2 million of amortization of discount and issuance costs. For the fiscal year ended June 26, 2022, the Company capitalized $9.9 million of interest expense and $23.2 million of amortization of discount and issuance costs. For the fiscal year ended June 27, 2021, the Company capitalized $3.3 million of interest expense and $7.3 million of amortization of discount and issuance costs.

Fair Value of the Corporate Debt Holdings

The estimated fair value of Corporate Debt is $3.9 billion as of June 25, 2023, as determined by a Level 2 valuation.

Note 11 – Shareholders' Equity

At June 25, 2023, the Company had reserved a total of approximately 55.4 million shares of its common stock for future issuance as follows (in thousands):

	Number of Shares
For exercise of outstanding common stock options	25
For vesting of outstanding stock units	2,340
For future equity awards under 2013 Long-Term Incentive Compensation Plan	4,022
For future issuance under the Non-Employee Director Stock Compensation and Deferral Program	43
For future issuance to employees under the 2020 Employee Stock Purchase Plan	5,065
For future issuance upon conversion of the 2026 Notes	16,102
For future issuance upon conversion of the 2028 Notes	7,958
For future issuance upon conversion of the 2029 Notes	19,873
Total common shares reserved	55,428

Note 12 – Loss Per Share

The details of the computation of basic and diluted loss per share are as follows:

(in millions of U.S. Dollars, except share data)	Fiscal Years Ended		
	June 25, 2023	**June 26, 2022**	**June 27, 2021**
Net loss from continuing operations	$ (329.9)	$ (295.1)	$ (341.3)
Net income (loss) from discontinued operations	—	94.2	(181.2)
Net income from discontinued operations attributable to noncontrolling interest	—	—	1.4
Net income (loss) from discontinued operations attributable to controlling interest	—	94.2	(182.6)
Weighted average number of common shares - basic and diluted (in thousands)	124,374	120,120	112,346
(Loss) earnings per share - basic and diluted:			
Continuing operations	$ (2.65)	$ (2.46)	$ (3.04)
Discontinued operations attributable to controlling interest	$ —	$ 0.78	$ (1.63)

Diluted net loss per share is the same as basic net loss per share for the periods presented due to potentially dilutive items being anti-dilutive given the Company's net loss from continuing operations.

For the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, 2.7 million, 2.5 million and 3.4 million, respectively, of dilutive shares were excluded from the calculation of diluted loss per share because their effect would be anti-dilutive.

Future earnings per share of the Company are also subject to dilution from conversion of its convertible notes under certain conditions as described in Note 10, "Long-term Debt."

Note 13 – Stock-Based Compensation

Overview of Employee Stock-Based Compensation Plans

The Company currently has one equity-based compensation plan, the 2013 Long-Term Incentive Compensation Plan (2013 LTIP), from which stock-based compensation awards can be granted to employees and directors. At June 25, 2023, there were 15.9 million shares authorized for issuance under the plan and 4.0 million shares remaining for future grants. The 2013 LTIP provides for awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other awards.

The Company also has an Employee Stock Purchase Plan (ESPP) that provides employees with the opportunity to purchase common stock at a discount. At June 25, 2023, there were 6.0 million shares authorized for issuance under the ESPP, as amended, with 5.1 million shares remaining for future issuance. The ESPP limits employee contributions to 15% of each employee's compensation (as defined in the plan) and allows employees to purchase shares at a 15% discount, subject to IRS limitations. The ESPP provides for a twelve-month participation period, divided into two equal six-month purchase periods, and also provides for a look-back feature. At the end of each six-month period in April and October, participants may purchase the Company's common stock through the ESPP at a 15% discount to the fair market value of the common stock on the first day of the twelve-month participation period or the purchase date, whichever is lower. The plan also provides for an automatic reset feature to start participants on a new twelve-month participation period if the fair market value of common stock declines during the first six-month purchase period.

Stock Option Awards

The following table summarizes option activity as of June 25, 2023 and changes during the fiscal year then ended (shares in thousands):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Total Intrinsic Value *(in millions of U.S. Dollars)*
Outstanding at June 26, 2022	69	$25.12		
Granted	—	—		
Exercised	(42)	25.38		
Forfeited or expired	(2)	27.09		
Outstanding at June 25, 2023	25	24.55	0.25	$0.6
Vested and expected to vest at June 25, 2023	25	24.55	0.25	$0.6
Exercisable at June 25, 2023	25	24.55	0.25	$0.6

The total intrinsic value in the table above represents the total pretax intrinsic value, which is the total difference between the closing price of the Company's common stock on June 23, 2023 (the last trading day of fiscal 2023) of $49.45 and the exercise price for in-the-money options that would have been received by the holders if all instruments had been exercised on June 25, 2023. As of June 25, 2023, there was no unrecognized compensation cost related to nonvested stock options.

The following table summarizes information about stock options outstanding and exercisable at June 25, 2023 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.01 to $25.00	22	0.2	$24.26	22	$24.26
$25.01 to $35.00	3	0.5	26.71	3	26.71
Total	25			25	

Total intrinsic value of options exercised for the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021 was $2.6 million, $5.6 million and $30.8 million, respectively.

Restricted Stock Units

A summary of nonvested restricted stock units (RSUs) outstanding as of June 25, 2023 and changes during the year then ended is as follows (shares in thousands):

	Number of RSUs	Weighted Average Grant-Date Fair Value
Nonvested at June 26, 2022	1,894	$75.67
Granted	1,411	86.62
Vested	(714)	64.45
Forfeited	(251)	78.82
Nonvested at June 25, 2023	2,340	$85.32

The aggregate fair value of awards vested in fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021, based on the market price of the Company's common stock on the vesting date, was $61.6 million, $82.9 million and $110.6 million, respectively.

As of June 25, 2023, there was $119.1 million of unrecognized compensation cost related to nonvested awards, which is expected to be recognized over a weighted average period of 2.19 years.

Stock-Based Compensation Valuation and Expense

Total stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**
Cost of revenue, net	$21.5	$16.0	$14.4
Research and development	15.8	9.9	8.7
Sales, general and administrative	44.6	35.0	30.1
Total stock-based compensation expense	$81.9	$60.9	$53.2

Stock-based compensation expense may differ from the impact of stock-based compensation to additional paid in capital due to manufacturing related stock-based compensation capitalized within inventory.

The Black-Scholes and Monte Carlo option pricing models require the input of highly subjective assumptions. The assumptions listed below represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, recorded share-based compensation expense could have been materially different from that depicted above.

The range of assumptions used to value stock issued under the ESPP were as follows:

	Fiscal Years Ended		
	June 25, 2023	**June 26, 2022**	**June 27, 2021**
Risk-free interest rate	4.57 - 5.06%	0.03 - 2.10%	0.03 - 0.17%
Expected life, in years	0.5 - 1.0	0.5 - 1.0	0.5 - 1.0
Volatility	66.8 - 86.2%	60.6 - 69.4%	52.4 - 82.6%
Dividend yield	—	—	—

The range of assumptions used for performance-based awards with market conditions were as follows:

	Fiscal Years Ended		
	June 25, 2023	**June 26, 2022**	**June 27, 2021**
Risk-free interest rate	2.80%	0.35%	0.11 - 1.66%
Expected life, in years	3.0	3.0	3.0
Average volatility of peer companies	68.8%	65.0%	48.9 - 60.5%
Average correlation coefficient of peer companies	0.48	0.47	0.36 - 0.51
Dividend yield	—	—	—

Awards are valued using the Monte Carlo model. All performance-based awards with market conditions for the fiscal years ended June 25, 2023 and June 26, 2022 were issued on a single date each year and therefore no range is shown.

The following describes each of these assumptions and the Company’s methodology for determining each assumption:

Risk-Free Interest Rate

The Company estimates the risk-free interest rate using the U.S. Treasury bill rate with a remaining term equal to the expected life of the award.

Expected Life

The expected life represents the period the awards are expected to be outstanding. In determining the appropriate expected life of its stock options, the Company segregates its grantees into categories based upon employee levels that are expected to be indicative of similar option-related behavior. The expected useful lives for each of these categories are then estimated giving consideration to (1) the weighted average vesting periods, (2) the contractual lives of the stock options, (3) the relationship between the exercise price and the fair market value of the Company's common stock, (4) expected employee turnover, (5) the expected future volatility of the Company's common stock, and (6) past and expected exercise behavior, among other factors.

Expected Volatility

The Company estimates expected volatility for the options and ESPP awards giving consideration to the expected life of the respective award, the Company's current expected growth rate, implied volatility in traded options for its common stock, and the historical volatility of its common stock. For purposes of estimating volatility for use in the Monte Carlo model for the market-based awards, the Company utilizes historical volatilities of the Company and the members of the defined peer group.

Expected Dividend Yield

The Company estimates the expected dividend yield by giving consideration to its current dividend policies as well as those anticipated in the future considering the Company's current plans and projections. The Company has not historically issued dividends.

Correlation Coefficient

The correlation coefficients are calculated based upon the price data used to calculate the historical volatilities and are used to model the way in which each entity tends to move in relation to its peers.

Note 14 – Income Taxes

The following were the components of loss before income taxes:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**
Domestic	($331.8)	($289.1)	($348.7)
Foreign	3.3	3.0	8.5
Loss before income taxes	($328.5)	($286.1)	($340.2)

The following were the components of income tax expense:

	Fiscal Years Ended		
(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**	**June 27, 2021**
Current:			
Federal	$0.3	$0.3	$0.1
Foreign	0.5	8.0	0.1
State	0.1	0.1	0.2
Total current	0.9	8.4	0.4
Deferred:			
Federal	0.7	0.7	0.7
Foreign	(0.2)	(0.1)	—
State	—	—	—
Total deferred	0.5	0.6	0.7
Income tax expense	$1.4	$9.0	$1.1

Actual income tax expense differed from the amount computed by applying each period's U.S. federal statutory tax rate to pre-tax earnings as a result of the following:

	Fiscal Years Ended					
(in millions of U.S. Dollars)	**June 25, 2023**	**% of Loss**	**June 26, 2022**	**% of Loss**	**June 27, 2021**	**% of Loss**
Federal income tax provision at statutory rate	($69.0)	21 %	($60.1)	21 %	($71.4)	21 %
(Decrease) increase in income tax expense resulting from:						
State tax provision, net of federal benefit	(1.2)	— %	(2.5)	1 %	(1.9)	1 %
Tax exempt interest	(0.5)	— %	(0.2)	— %	(0.1)	— %
(Decrease) increase in tax reserve	(0.4)	— %	(0.2)	— %	—	— %
Research and development credits	(10.8)	3 %	(5.4)	2 %	(4.3)	1 %
Foreign tax credit	—	— %	(0.3)	— %	(0.4)	— %
Increase (decrease) in valuation allowance	79.7	(24)%	(51.6)	18 %	75.0	(22)%
Extinguishment of convertible notes	—	— %	(4.5)	2 %	—	— %
Stock-based compensation	3.0	(1)%	(3.3)	1 %	(2.8)	1 %
Statutory rate differences	0.1	— %	—	— %	1.1	— %
Foreign earnings taxed in U.S.	(0.4)	— %	6.8	(2)%	2.7	(1)%
Other foreign adjustments	—	— %	—	— %	(0.1)	— %
Provision to return adjustments	0.1	— %	0.3	— %	(0.2)	— %
Impact of rate changes	—	— %	0.5	— %	2.7	(1)%
Expiration of state credits	0.2	— %	0.1	— %	0.7	— %
Corporate restructuring adjustment	—	— %	129.1	(45)%	—	— %
Other	0.6	— %	0.3	— %	0.1	— %
Income tax expense	$1.4	— %	$9.0	(3)%	$1.1	— %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

(in millions of U.S. Dollars)	**June 25, 2023**	**June 26, 2022**
Deferred tax assets:		
Compensation	$7.7	$11.8
Inventories	39.3	22.5
Sales return reserve and allowance for bad debts	7.0	5.0
Federal and state net operating loss carryforwards	366.1	321.0
Federal income tax credits	59.0	48.2
State income tax credits	1.0	1.2
48C investment tax credits	35.7	35.7
Investments	5.2	5.3
Stock-based compensation	10.0	7.2
Deferred revenue	9.0	18.9
Lease liabilities	29.5	12.6
Capitalized research and development	57.1	—
Convertible notes	73.7	—
Other	6.9	4.7
Total gross deferred assets	707.2	494.1
Less valuation allowance	(543.9)	(339.2)
Deferred tax assets, net	163.3	154.9
Deferred tax liabilities:		
Property and equipment	(107.1)	(75.1)
Intangible assets	(22.7)	(19.1)
Prepaid taxes and other	(0.5)	(0.6)
Foreign earnings recapture	(4.3)	(4.3)
Taxes on unremitted foreign earnings	(6.5)	(7.4)
Lease assets	(24.9)	(12.6)
Convertible notes	—	(38.0)
Total gross deferred liability	(166.0)	(157.1)
Deferred tax liability, net	($2.7)	($2.2)

The components giving rise to the net deferred tax assets (liabilities) have been included in the consolidated balance sheets as follows:

	Balance at June 25, 2023	
(in millions of U.S. Dollars)	**Assets**	**Liabilities**
U.S. federal income taxes	$—	($3.9)
Foreign income taxes	1.2	—
Total	$1.2	($3.9)

	Balance at June 26, 2022	
(in millions of U.S. Dollars)	**Assets**	**Liabilities**
U.S. federal income taxes	$—	($3.2)
Foreign income taxes	1.0	—
Total	$1.0	($3.2)

The Company weighs all available evidence, both positive and negative, to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets by jurisdiction. The Company has concluded that it is necessary to recognize a full valuation allowance against its U.S. deferred tax assets as of June 25, 2023. As of June 26, 2022, the U.S. valuation allowance was $339.2 million. For the fiscal year ended June 25, 2023, the Company increased the U.S. valuation allowance by $204.7 million due to a decrease in deferred tax liabilities related to convertible notes upon adoption of ASU 2020-06, increase in deferred tax assets related to the 2029 Notes Capped Call Transactions, and increases in deferred tax assets related to the current year domestic loss and domestic capitalized research and development.

As of June 25, 2023, the Company had approximately $2.2 million of foreign net operating loss carryovers, of which less than $0.1 million are offset by a valuation allowance. Of the Company's foreign net operating loss carryovers, $2.1 million have no carry forward limitation. As of June 25, 2023, the Company had approximately $1.7 billion of federal net operating loss carryovers and $331.7 million of state net operating loss carryovers which are fully offset by a valuation allowance. Additionally, the Company had $97.6 million of federal and $1.0 million of state income tax credit carryforwards which are fully offset by a valuation allowance. The federal and state net operating loss carryovers will begin to expire in fiscal 2038 and fiscal 2024, respectively. The federal and state income tax credit carryforwards will begin to expire in fiscal 2031 and fiscal 2024, respectively.

U.S. GAAP requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is cumulatively more than 50% likely to be realized upon ultimate settlement.

As of June 26, 2022, the Company’s liability for unrecognized tax benefits was $7.2 million. During the fiscal year ended June 25, 2023, the Company recognized a $2.6 million increase to the liability for unrecognized tax benefits primarily due to an increase in generated research and development credits. As a result, the total liability for unrecognized tax benefits as of June 25, 2023 was $9.8 million. If any portion of this $9.8 million is recognized, the Company will then include that portion in the computation of its effective tax rate. Although the ultimate timing of the resolution and/or closure of audits is highly uncertain, the Company believes it is reasonably possible that $2.0 million of gross unrecognized tax benefits will change in the next 12 months as a result of statute requirements or settlement with tax authorities.

The following is a tabular reconciliation of the Company's change in uncertain tax positions:

(in millions of U.S. Dollars)	Fiscal Years Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
Balance at beginning of period	$7.2	$7.4	$7.4
Increases related to prior year tax positions	1.7	—	—
Decreases related to prior year tax positions	—	—	—
Settlements with tax authorities	(0.2)	—	—
Expiration of statute of limitations for assessment of taxes	(0.1)	(0.2)	—
Increases related to current year positions	1.2	—	—
Balance at end of period	$9.8	$7.2	$7.4

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the income tax expense (benefit) line item in the consolidated statements of operations. Interest and penalties relating to unrecognized tax benefits recognized in the consolidated statements of operations totaled less than $0.1 million for the fiscal years ended June 25, 2023, June 26, 2022, and June 27, 2021. The Company accrued less than $0.1 million for interest and penalties relating to unrecognized tax benefits in the consolidated balance sheets as of June 25, 2023 and June 26, 2022.

The Company files U.S. federal, U.S. state and foreign tax returns. For U.S. federal purposes, the Company is generally no longer subject to tax examinations for fiscal years prior to 2018. For U.S. state tax returns, the Company is generally no longer subject to tax examinations for fiscal years prior to 2019. For foreign purposes, the Company is generally no longer subject to examination for tax periods prior to 2013. Certain carryforward tax attributes generated in prior years remain subject to examination, adjustment and recapture.

The Company provides for income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered indefinitely reinvested outside the United States. As of June 25, 2023, the Company has approximately $205.7 million of undistributed earnings for certain non-U.S. subsidiaries. The Company has determined that $187.7 million of the $205.7 million of undistributed foreign earnings are expected to be repatriated in the foreseeable future. The Company expects to incur $6.5 million of foreign income taxes upon repatriation of the $187.7 million foreign earnings. As of June 25, 2023, the Company has not provided income taxes on the remaining undistributed foreign earnings of $18.0 million as the Company continues to maintain its intention to reinvest these earnings in foreign operations indefinitely. If, at a later date, these earnings were repatriated to the United States, the Company would be required to pay approximately $0.3 million in taxes on these amounts.

Note 15 – Commitments and Contingencies

Litigation

The Company is currently a party to various legal proceedings, including the case described below. While management presently believes that the ultimate outcome of such proceedings, individually and in the aggregate, will not materially harm the Company's financial position, cash flows, or overall trends in results of operations, legal proceedings are subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in matters for which injunctive relief or other conduct remedies may be sought, an injunction prohibiting the Company from selling one or more products at all or in particular ways. Were unfavorable final outcomes to occur, there exists the possibility of a material adverse impact on the Company's business, results of operations, financial position and overall trends. The outcomes in these matters are not reasonably estimable.

In October 2021, The Trustees of Purdue University (Purdue) filed a complaint against the Company in the U.S. District Court for the Middle District of North Carolina, alleging infringement of U.S. Patent Nos. 7,498,633 (the '633 Patent), entitled "High-voltage power semiconductor device," and 8,035,112 (the '112 Patent), entitled "SIC power DMOSFET with self-aligned source contact." In the complaint, Purdue also alleges willful infringement, and seeks unspecified monetary damages and attorneys' fees. In August 2022, Purdue voluntarily withdrew all allegations as to the '112 Patent after having disclaimed all rights to that patent. The Company denies Purdue's remaining allegations and has developed numerous defenses, including non-infringement, multiple invalidity grounds, and unenforceability due to inequitable conduct before the U.S. Patent & Trademark Office. The litigation with Purdue is in the middle of fact discovery, and trial is currently scheduled to begin in August 2024. Due to the stage of the case, the Company is unable to estimate the possible range of loss, if any, at this time.

Grant Disbursement Agreement (GDA) with the State of New York

The Company currently has a GDA with the State of New York Urban Development Corporation (doing business as Empire State Development). The GDA provides a potential total grant amount of $500.0 million to partially and fully reimburse the Company for certain property, plant and equipment costs related to the Company's construction of its silicon carbide device fabrication facility in Marcy, New York.

The GDA was signed in the fourth quarter of fiscal 2020 and requires the Company to satisfy a number of objectives for the Company to receive reimbursements through the span of the 13-year agreement. These objectives include maintaining a certain level of local employment, investing a certain amount in locally administered research and development activities and the payment of an annual commitment fee for the first six years. Additionally, the Company has agreed, under a separate agreement (the SUNY Agreement), to sponsor the creation of two endowed faculty chairs and fund a scholarship program at SUNY Polytechnic Institute.

As of June 25, 2023, the annual cost of satisfying the objectives of the GDA and the SUNY Agreement, excluding the direct and indirect costs associated with employment, varies from $2.7 million to $5.2 million per year through fiscal 2031.

Supply Commitments

From time to time, the Company may enter into agreements with its suppliers which require the Company to commit to a minimum of product purchases or make capacity reservation deposits.

In the third quarter of fiscal 2023, the Company entered into an agreement with a supplier which requires a minimum commitment of product purchases on a take-or-pay basis of $200.0 million over the next five years. During the fiscal year ended June 25, 2023, the Company purchased $12.3 million of product under this agreement. As of June 25, 2023, minimum future product purchases for fiscal years 2024, 2025, 2026, 2027 and 2028 are $1.1 million, $26.8 million, $36.0 million, $50.1 million and $73.7 million, respectively.

In addition, the Company will pay quarterly capacity reservation deposits through the second quarter of fiscal 2026. The capacity reservation deposits will total $60.0 million and are refundable through credits on future product purchases. The Company paid $5.5 million in fiscal 2023 in connection with the agreement, which is recognized in prepaid expenses on the consolidated balance sheet.

Note 16 – Concentrations of Risk

Financial instruments, which may subject the Company to a concentration of risk, consist principally of short-term investments, cash equivalents, accounts receivable and long-term receivables. Short-term investments consist primarily of municipal bonds, corporate bonds, U.S. agency securities, U.S. treasury securities, commercial paper, certificates of deposit, and variable rate demand notes at interest rates that vary by security. The Company’s cash equivalents consist primarily of money market funds. Certain bank deposits may at times be in excess of the FDIC insurance limits.

The Company sells its products on account to manufacturers, distributors and others worldwide and generally requires no collateral.

For the fiscal year ended June 25, 2023, two customers represented 18% and 17% of revenue, respectively. For the fiscal year ended June 26, 2022, two customers represented 20% and 18% of revenue, respectively. For the fiscal year ended June 27, 2021, three customers represented 18%, 13% and 10% of revenue, respectively. No other customers individually accounted for more than 10% of revenue for the fiscal years ended June 25, 2023, June 26, 2022 and June 27, 2021.

Three customers accounted for 15%, 14% and 13% of the accounts receivable balance as of June 25, 2023, respectively. Three customers accounted for 18%, 16% and 14% of the accounts receivable balance as of June 26, 2022, respectively. No other customers accounted for more than 10% of the accounts receivable balance as of June 25, 2023 and June 26, 2022.

Note 17 - Subsequent Events

2033 CRD Notes

In July 2023, the Company entered into an Unsecured Customer Refundable Deposit Agreement (the CRD Agreement) with a customer, pursuant to which the customer will provide the Company up to $2 billion in unsecured deposits. Under the CRD Agreement, the Company received an initial deposit of $1 billion with additional deposits of up to an additional $1 billion at the Company's request, subject to certain conditions during the 2024 calendar year. Unless previously terminated in accordance with its terms, the CRD Agreement will mature on July 5, 2033, and the amount of the deposits, together with accrued and unpaid interest, will be required to be repaid to the customer at such time.

The deposits under the CRD Agreement will bear interest, payable on a semi-annual basis, at a base rate of 6% per annum, with the potential for an increased variable rate of either 10% or 15% in connection with any inability of the Company to satisfy supply targets under a ten-year wafer supply agreement with the same customer. The Company may voluntarily prepay the deposits, in whole or in part, at any time at a price equal to 106% of the principal amount of the deposits prepaid. Upon the occurrence of a change of control, the customer may require the Company to prepay the deposits in whole at a variable prepayment price depending on the day of prepayment.

RF Business Divestiture

On August 22, 2023, the Company entered into a definitive agreement (the RF Purchase Agreement) to sell its radio frequency product line (RF Products) to MACOM Technology Solutions Holdings, Inc. (MACOM) for approximately $75 million in cash, subject to a customary purchase price adjustment, and 711,528 shares of MACOM common stock (the Shares), valued at $50 million based on the 30 trading day trailing average closing price for MACOM's common stock through August 21, 2023 (the RF Business Divestiture). The Company expects to close the transaction by the end of calendar 2023.

In connection with the RF Business Divestiture, MACOM will assume control of Wolfspeed's 100mm gallium nitride wafer fabrication facility in Research Triangle Park, North Carolina (the RTP Fab) approximately two years following the closing of the transaction (the Closing) to accommodate the Company's relocation of certain production equipment (the RTP Fab Transfer). Prior to the RTP Fab Transfer, the Shares will be subject to restrictions on transfer. The Company will forfeit one-quarter of the Shares if the RTP Fab Transfer has not occurred by the fourth anniversary of the Closing.

The Company and MACOM will also enter into certain ancillary and related agreements, including (i) an Intellectual Property Assignment and License Agreement, which will assign to MACOM certain intellectual property owned by the Company and its affiliates and license to MACOM certain additional intellectual property owned by the Company, (ii) a Transition Services Agreement (RF TSA), pursuant to which the Company will provide MACOM certain limited transition services following the Closing, (iii) a Master Supply Agreement, pursuant to which Wolfspeed will continue to operate the RTP Fab and supply MACOM with Epi-wafers and fabrication services between the date of the Closing and the date on which the RTP Fab Transfer is complete (RTP Fab Transfer Date), (iv) a Long-Term Epi Supply Agreement (LTA), pursuant to which MACOM will purchase from the Company Epi-wafers from the Closing until the fifth anniversary of the RTP Fab Transfer Date, (v) an Epi Research and Development Agreement, pursuant to which the Company will provide MACOM certain research and development activities and other technical manufacturing support services related to the RF Business during the period between the Closing and expiration of the LTA, (vi) a Real Estate License Agreement, which will allow MACOM to use certain portions of the RTP Fab to conduct the RF Business between the Closing and the RTP Fab Transfer Date, and (vii) a Lease Agreement, which will allow MACOM to lease the premises of the RTP Fab for a period of 15 years after the RTP Fab Transfer Date.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures are effective in that they provide reasonable assurances that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the SEC's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes to Internal Control Over Financial Reporting

In the second quarter of fiscal 2023, we completed the initial phase of our new enterprise resource planning (ERP) system implementation and migrated our general ledger and consolidation process onto the new system. In connection with this implementation, we modified certain internal control processes and procedures. Following the implementation, these changes to our control environment were validated according to our established processes.

There have been no changes to our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the fourth quarter of fiscal 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the course of our ongoing preparations for making management's report on internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, from time to time we have identified areas in need of improvement and have taken remedial actions to strengthen the affected controls as appropriate. We make these and other changes to enhance the effectiveness of our internal controls over financial reporting, which do not have a material effect on our overall internal control.

We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and will take action as appropriate.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In making the assessment of internal control over financial reporting, our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013 framework). Based on that assessment and those criteria, management has concluded that our internal control over financial reporting was effective as of June 25, 2023.

The effectiveness of our internal control over financial reporting as of June 25, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report in Item 8 of this Annual Report.

Item 9B. ***Other Information***

Not applicable.

Item 9C. ***Disclosure Regarding Foreign Jurisdictions that Prevent Inspections***

Not applicable.

PART III

Certain information called for in Items 10, 11, 12, 13 and 14 is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the SEC within 120 days after the end of fiscal 2023.

Item 10. ***Directors, Executive Officers and Corporate Governance***

Item 11. ***Executive Compensation***

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Item 14. ***Principal Accountant Fees and Services***

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) and (2) The financial statements and reports of independent registered public accounting firm are filed as part of this Annual Report (see "Index to Consolidated Financial Statements" at Item 8). The financial statement schedules are not included in this item as they are either not applicable or are included as part of the consolidated financial statements.

(a)(3) The following exhibits have been or are being filed herewith and are numbered in accordance with Item 601 of Regulation S-K:

			Incorporated by Reference		
Exhibit No.	Description	Filed Herewith	Form	Exhibit	Filing Date
2.1^	Purchase Agreement, dated March 14, 2019, by and between Cree, Inc. and IDEAL Industries, Inc., as amended		8-K	2.1	5/16/2019
2.2^	Asset Purchase Agreement, dated October 18, 2020, between Cree, Inc., SMART Global Holdings, Inc. and Chili Acquisition, Inc., as amended		8-K	2.1	3/2/2021
3.1	Restated Articles of Incorporation, as amended		10-Q	3.1	10/28/2021
3.2	Amended and Restated Bylaws, dated January 23, 2023		10-Q	3.1	1/26/2023
4.1	Description of the Registered Securities		10-Q	4.1	10/28/2021
4.2	Indenture, dated as of April 21, 2020, between Cree, Inc. and U.S. Bank National Association		8-K	4.1	4/21/2020
4.3	Form of 1.75% Convertible Senior Note due 2026 (included in Exhibit 4.2)		8-K	4.2	4/21/2020
4.4	Indenture, dated as of February 3, 2022, between Wolfspeed, Inc. and U.S. Bank National Association		8-K	4.1	2/3/2022
4.5	Form of 0.25% Convertible Senior Note due 2028 (included in Exhibit 4.4)		8-K	4.2	2/3/2022
4.6	Indenture, dated as of November 21, 2022, between Wolfspeed, Inc. and U.S. Bank Trust Company, National Association		8-K	4.1	11/21/2022
4.7	Form of 1.875% Convertible Senior Note due 2029 (included in Exhibit 4.6)		8-K	4.2	11/21/2022
4.8	Form of certificate representing the Senior Secured Notes due 2030 (included as Exhibit A to Exhibit 10.27)		8-K	4.1	6/26/2023
4.9	Unsecured Customer Refundable Deposit Agreement, dated as of July 5, 2023, between Wolfspeed, Inc. and Renesas Electronics America Inc.		8-K	4.1	7/5/2023
10.1*	2013 Long-Term Incentive Compensation Plan, as amended ("2013 LTIP")		10-Q	10.3	10/28/2021
10.2*	Form of Restricted Stock Unit Award Agreement under the 2013 LTIP		10-Q	10.5	1/22/2014
10.3*	Form of Master Performance Unit Award Agreement under the 2013 LTIP		8-K	10.4	8/29/2014
10.4*	Form of Performance Share Award Agreement - Section 16 Officer under the 2013 LTIP		10-Q	10.6	10/21/2015
10.5*	Form of Stock Unit Award Agreement (Performance-Based) under the 2013 LTIP		10-K	10.41	8/20/2018
10.6*	Form of Stock Unit Award Agreement (Time-Based) under the 2013 LTIP		10-K	10.42	8/20/2018
10.7*	Form of Performance Share Award Agreement for Gregg A. Lowe		8-K	10.1	9/8/2020
10.8*	Form of Restricted Stock Unit Award Agreement under the 2013 LTIP for Gregg Lowe		10-Q	10.4	10/28/2021
10.9*	Form of Restricted Stock Unit Award Agreement under the 2013 LTIP for Executive Officers other than Gregg Lowe		10-Q	10.5	10/28/2021
10.10*	Form of Restricted Stock Unit Award Agreement under the 2013 LTIP for Non-Employee Directors		10-Q	10.6	10/28/2021

10.11*	Form of Performance Share Award Agreement under the 2013 LTIP for Gregg Lowe		10-Q	10.7	10/28/2021
10.12*	Form of Performance Share Award Agreement under the 2013 LTIP for Executive Officers other than Gregg Lowe		10-Q	10.8	10/28/2021
10.13*	Form of Performance Share Award Agreement under the 2013 LTIP for Gregg Lowe (fiscal 2024 award)	X			
10.14*	Form of Performance Share Award Agreement under the 2013 LTIP for Executive Officers other than Gregg Lowe (fiscal 2024 award)	X			
10.15*	Notice of Grant to Gregg A. Lowe, dated August 29, 2022		8-K	10.1	8/31/2022
10.16*	Notice of Grant to Neill P. Reynolds, dated August 29, 2022		8-K	10.2	8/31/2022
10.17*	2020 Employee Stock Purchase Plan		10-Q	10.9	10/28/2021
10.18*	Change in Control Agreement for Chief Executive Officer between Cree, Inc. and Gregg A. Lowe, dated September 22, 2017		8-K	10.1	9/28/2017
10.19*	First Amendment to Change in Control Agreement (for Chief Executive Officer), dated May 4, 2018		8-K	10.3	5/4/2018
10.20*	Cree Severance Plan - Senior Leadership Team, Plan Document and Summary Plan Description, effective as of April 30, 2018		8-K	10.1	5/4/2018
10.21*	Form of Participation Agreement Under Cree Severance Plan - Senior Leadership Team		8-K	10.2	5/4/2018
10.22*	Schedule of Compensation of Non-Employee Directors		8-K	10.1	1/25/2023
10.23*	Non-Employee Director Stock Compensation and Deferral Program, as amended and restated		10-Q	10.10	10/28/2021
10.24*	Form of Cree, Inc. Indemnification Agreement for Directors and Officers		8-K	10.1	10/29/2010
10.25	Form of Confirmation of Call Option Transactions related to 0.25% Convertible Senior Notes due 2028		8-K	10.1	2/3/2022
10.26	Form of Confirmation of Call Option Transactions related to 1.875% Convertible Senior Notes due 2029		8-K	10.1	11/21/2022
10.27^	Indenture, dated as of June 23, 2023, by and between Wolfspeed, Inc. and U.S. Bank Trust Company, National Association, as trustee and collateral agent.		8-K	10.1	6/26/2023
21.1	Subsidiaries of the Company	X			
23.1	Consent of PricewaterhouseCoopers LLP	X			
31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
101	The following materials from Wolfspeed, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 25, 2023 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Loss; (iv) Consolidated Statements of Cash Flows; (v) Consolidated Statements of Shareholders' Equity; and (vi) Notes to Consolidated Financial Statements	X			

104	The cover page from the Wolfspeed, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 25, 2023 formatted in Inline XBRL (included in Exhibit 101)

* Management contract or compensatory plan or arrangement

^ Portions of this exhibit have been omitted pursuant to Rule 601(b)(2) of Regulation S-K. The omitted information is not material and is the type of information that the Company customarily and actually treats as private and confidential.

Item 16. ***Form 10-K Summary***

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLFSPEED, INC.

Date: August 23, 2023

By: /s/ Gregg A. Lowe

Gregg A. Lowe
Chief Executive Officer and President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GREGG A. LOWE **Gregg A. Lowe**	Chief Executive Officer and President (Principal Executive Officer)	August 23, 2023
/s/ NEILL P. REYNOLDS **Neill P. Reynolds**	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	August 23, 2023
/s/ DARREN R. JACKSON **Darren R. Jackson**	Chairman and Director	August 23, 2023
/s/ GLENDA DORCHAK **Glenda Dorchak**	Director	August 23, 2023
/s/ JOHN C. HODGE **John C. Hodge**	Director	August 23, 2023
/s/ CLYDE R. HOSEIN **Clyde R. Hosein**	Director	August 23, 2023
/s/ DUY-LOAN T. LE **Duy-Loan T. Le**	Director	August 23, 2023
/s/ JOHN B. REPLOGLE **John B. Replogle**	Director	August 23, 2023
/s/ MARVIN A. RILEY **Marvin A. Riley**	Director	August 23, 2023
/s/ STACY J. SMITH **Stacy J. Smith**	Director	August 23, 2023
/s/ THOMAS H. WERNER **Thomas H. Werner**	Director	August 23, 2023

NOTES

FISCAL 2023 CORPORATE INFORMATION



Corporate Headquarters
Wolfspeed, Inc.
4600 Silicon Drive
Durham, NC 27703-8475
Phone: 919.407.5300
Fax: 919.407.5615
www.wolfspeed.com

Independent Auditor
PricewaterhouseCoopers LLP
Raleigh, NC

Transfer Agent and Registrar
Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Phone: 800.937.5449
www.equiniti.com

Investor Relations
Tyler Gronbach
919.407.4820
Additional investor materials may be obtained without charge by contacting Investor Relations

Annual Meeting of Shareholders
The annual meeting of shareholders will be held on Oct. 23rd, 2023 at 12 p.m. virtually at www.virtualshareholdermeeting.com/WOLF2023 and in person in the Executive Conference Center, located at 4408 Silicon Drive, Durham, North Carolina 27703

Additional Information
The company's stock is traded on the New York Stock Exchange and is quoted under the symbol "WOLF"

Executive Officers
Gregg A. Lowe
President and Chief Executive Officer

Neill P. Reynolds
Executive Vice President and Chief Financial Officer

Board of Directors
Glenda M. Dorchak
Director
ANSYS, Inc., GlobalFoundries

John C. Hodge
Founding Partner
Rubicon Technology Partners

Clyde R. Hosein
Former CFO
AliveCor, Inc.

Darren R. Jackson
Retired CEO
Advance Auto Parts, Inc.

Duy-Loan T. Le
President
DLE Management Consulting LLC

Gregg A. Lowe
President and CEO
Wolfspeed, Inc.

John B. Replogle
Founding Partner
One Better Ventures, LLC

Marvin A. Riley
Former President and CEO
EnPro Industries, Inc.

Stacy J. Smith
Executive Chairman
Kioxia Corporation

Thomas H. Werner
Former Chairman and CEO
SunPower Corporation



Wolfspeed